UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is Buckeye Technologies Inc., a Delaware corporation (“we”, “us”, “our” or “Buckeye”). The Company’s principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38112, and its telephone number is (901) 320-8100.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share, of Buckeye (the “Common Stock”). As of the close of business on May 1, 2013, there were 39,528,015 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company, the subject company, is filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), as disclosed in the Tender Offer Statement on Schedule TO filed by Georgia-Pacific and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a price of $37.50 per share (the “Offer Price”), net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and the Letter of Transmittal for Restricted Shares (as amended or supplemented from time to time, the “Letters of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letters of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 23, 2013 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Georgia-Pacific, Purchaser and Buckeye. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Purchaser will merge with and into Buckeye (the “Merger”), with Buckeye surviving the Merger as an indirect wholly-owned subsidiary of Georgia-Pacific (the “Surviving Corporation”). At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by (i) Buckeye as treasury stock or owned by any subsidiary of Buckeye or otherwise owned by Georgia-Pacific or any of Georgia-Pacific’s direct or indirect wholly-owned subsidiaries, including Purchaser, which in each case will be cancelled and cease to exist, with no payment being made with respect thereto and (ii) stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), payable net to the holder in cash, subject to any withholding of taxes required by applicable law. As a result of the Merger, Buckeye will cease to be a publicly traded company. This summary of the Merger Agreement does not, and any other summary of provisions of the Merger Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The expiration date of the Offer is 12:00 midnight, New York City time, on Tuesday, June 4, 2013, subject to extension in certain circumstances set forth in the Merger Agreement or as required by applicable law.

As set forth in Schedule TO, the address of Georgia-Pacific and Purchaser is 133 Peachtree Street NE, Atlanta, Georgia 30303 and their telephone number is (404) 652-5112.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, including the Information Statement (the “Information Statement”) attached as Annex I hereto and incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of Buckeye, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between Buckeye or its affiliates, on the one hand, and (i) Buckeye’s executive officers, directors or affiliates or (ii) Georgia-Pacific, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to Buckeye’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to serve on Buckeye’s board of directors (the “Board”) after Purchaser accepts for payment shares of Common Stock tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”).

Arrangements Between Buckeye and Georgia-Pacific, Purchaser and Their Respective Executive Officers, Directors or Affiliates

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms and is not intended to modify or supplement any factual disclosures about Buckeye in any public reports filed with the SEC by Buckeye. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws.

Confidentiality Agreement

On January 30, 2013, Buckeye and Georgia-Pacific entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary of the Confidentiality Agreement contained in the Offer to Purchase is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements Between Buckeye and its Executive Officers, Directors or Affiliates

Director and Officer Exculpation, Indemnification and Insurance

As permitted under Section 145 of the DGCL, Buckeye has included in its second amended and restated certificate of incorporation (as amended, the “Charter”) a provision to eliminate the personal liability of its directors for monetary damages arising from a breach of fiduciary duty owed to Buckeye or its stockholders to the fullest extent permissible under the DGCL. In addition, the second amended and restated by-laws of Buckeye (the “By-laws”) provide that Buckeye is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL. The Company may also be required to advance fees and expenses to any person who was or is a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, arising from his or her services as a director or other officer of Buckeye.

Pursuant to authorization by the Board, Buckeye has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors under which each director (and in certain situations, a director’s spouse) has a contractual right (i) to indemnification to the fullest extent permitted by applicable law for losses suffered or expenses incurred in connection with any threatened, pending or completed litigation or other proceeding relating to that person’s service as a director of Buckeye, (ii) subject to certain limitations and procedural requirements, to the advancement of expenses paid or incurred in connection with such litigation or other proceeding, (iii) to certain procedural and other protections effective upon a change in control of Buckeye, including the creation of a trust to secure Buckeye’s indemnification obligations, and (iv) to coverage under Buckeye’s directors’ and officers’ insurance policies, to the extent that Buckeye maintains such insurance policies and they are reasonably available, with comparable levels of coverage as the policies in effect as of the date of the Indemnification Agreements.

This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as exhibits (e)(3) hereto, and are incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years from and after the Effective Time, Georgia-Pacific and the Surviving Corporation have agreed to indemnify and hold harmless the past and present directors and officers of Buckeye and Buckeye’s subsidiaries (collectively, the “Covered Persons”) as provided by the terms of the Charter, the By-laws and any indemnification agreements in existence on the date of the Merger Agreement, in each case, arising out of acts or omissions in their capacity as directors or officers of Buckeye or any subsidiary of Buckeye occurring at or prior to the Effective Time to the fullest extent permissible under the DGCL. In addition, the Merger Agreement provides that, for a period of six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Charter and By-laws, and that any indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of Buckeye will continue in full force and effect in accordance with their terms following the Effective Time.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, the Surviving Corporation will maintain (and Georgia-Pacific or its assignee will cause it to maintain) for the benefit of Buckeye’s directors and officers, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and, in any event, not less favorable in the aggregate and with coverage amounts not less favorable than Buckeye’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation, however, will not be required to pay an annual premium for coverage in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement.

Change in Control Agreements

On August 2, 2011, the Board authorized the compensation committee to enter into amended and restated change in control agreements (the “Change in Control Agreements”) with the chief executive officer, chief operating officer or any senior vice president of the company. These are “double trigger” agreements pursuant to which such executive officer or senior vice president will be paid a lump sum payment if there is (1) a change in control of Buckeye and (2) a termination of the executive officer’s employment, either by Buckeye without “cause” or by the executive with “good reason” within two years following the change in control (as such terms are defined in the Change in Control Agreements, as summarized below. If both a change of control and such a termination occurs, then, pursuant to the Change in Control Agreement, the executive is entitled to receive the following benefits:

•	a lump sum severance payment;

•	continued medical coverage; and

•	accelerated vesting of outstanding restricted stock and option awards (our restricted stock plan and option plans also include a provision that accelerates vesting upon a change in control.

Described below are the circumstances that would trigger our obligation to make payments subsequent to a change in control, the payments and benefits that would be paid and how the determination of those payments and benefits is made.

Payments and Benefits

For our Chief Executive Officer, the severance payment is equal to three times the sum of the executive’s highest base salary in the three years preceding termination and the target bonus for the year of termination, and medical coverage will be continued for three years following the executive’s termination. For Senior Vice Presidents, the severance payment is equal to two times the sum of the executive’s highest base salary in the three years preceding termination and the target bonus for the year of termination, and medical coverage will be continued for two years following the executive’s termination.

Change in Control

Generally the change in control agreements define “Change in Control” as:

•	an acquisition of 25% or more of our voting securities, which would include the acquisition of Common Stock contemplated by the Offer;

•

a merger or similar transaction resulting in current stockholders owning 75% or less of the common stock and voting securities of the corporation or entity resulting from such transaction, which would include the Merger;

•	a substantial asset sale or our liquidation or dissolution; or

•	a change in a majority of the members of our Board.

Termination without “Cause” or Resignation for “Good Reason”

Each change in control agreement defines “cause” as the executive officer’s:

•	willful and material failure to follow lawful instructions;

•	willful gross misconduct or negligence resulting in material injury to us; or

•	conviction of a felony or any crime involving fraud or dishonesty, including any offense that relates to Buckeye’s assets or business or the theft of our property.

Each change in control agreement defines “good reason” as, without the executive’s consent:

•	a material reduction in duties, responsibilities, reporting obligations or authority or a material change in title or position;

•

a failure to pay compensation or benefits when due, or a reduction in compensation or benefits (other than generally applicable benefit reductions), or the discontinuance of existing incentive and deferred compensation plans;

•	a relocation of the place of principal employment by more than 50 miles;

•	Buckeye fails to obtain assumption of the change in control agreement by an acquirer; or

•	the procedures outlined in the change in control agreement for terminating the executive’s employment are not followed.

Non-Competition; Non-Solicitation; Confidentiality

Pursuant to the terms of the change in control agreements, each executive officer may not, during the term of his or her employment with us or thereafter, divulge our confidential information except as required by law or to enforce any rights he or she may have against us.

If a change of control occurs and an executive officer is terminated or resigns, then for one year the executive may not:

•	solicit our customers or prospective customers;

•	solicit our employees;

•	establish a business that competes with us;

•	work for a business that competes with us;

•	invest in business that competes with us; or

•	interfere with our customer or supplier relationships.

The following table shows the estimated maximum potential amounts of all payments to the named executive officers and senior vice presidents pursuant to the Change in Control Agreements assuming both the change of control and, where applicable, a termination of employment occurred on June 30, 2013. In order to avoid excise tax payments under Section 4999 of the Code, each of the named executive officers and senior vice presidents will waive up to the amount shown in the table below or such lesser amount as required to avoid excise taxes, unless the executive would receive a greater after-tax amount if such amounts were not waived and excise taxes were paid.

John B. Crowe, Chief Executive Officer	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$8,229,161	(1)	—		$8,229,161
Termination by Buckeye without Cause	$2,317,500	(2)	$2,085,750	(3)	$48,774	(4)	$8,229,161	(1)	$(2,070,036	)(5)	$10,611,149
Termination by Buckeye with Cause	—		—		—		$8,229,161	(1)	—		$8,229,161
Termination for Good Reason by Executive	$2,317,500	(2)	$2,085,750	(3)	$48,774	(4)	$8,229,161	(1)	$(2,070,036	)(5)	$10,611,149
Termination without Good Reason by Executive	—		—		—		$8,229,161	(1)	—		$8,229,161

Steven G. Dean, Executive Vice President and Chief Financial Officer	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,378,610	(1)	—		$1,378,610
Termination by Buckeye without Cause	$780,000	(2)	$526,500	(3)	$45,482	(4)	$1,378,610	(1)	$(458,247	)(5)	$2,272,345
Termination by Buckeye with Cause	—		—		—		$1,378,610	(1)	—		$1,378,610
Termination for Good Reason by Executive	$780,000	(2)	$526,500	(3)	$45,482	(4)	$1,378,610	(1)	$(458,247	)(5)	$2,272,345
Termination without Good Reason by Executive	—		—		—		$1,378,610	(1)	—		$1,378,610

Douglas L. Dowdell Executive Vice President, Specialty Fibers	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,592,355	(1)	—		$1,592,355
Termination by Buckeye without Cause	$750,000	(2)	$506,250	(3)	$45,482	(4)	$1,592,355	(1)	$(422,746	)(5)	$2,471,341
Termination by Buckeye with Cause	—		—		—		$1,592,355	(1)	—		$1,592,355
Termination for Good Reason by Executive	$750,000	(2)	$506,250	(3)	$45,482	(4)	$1,592,355	(1)	$(422,746	)(5)	$2,471,341
Termination without Good Reason by Executive	—		—		—		$1,592,355	(1)	—		$1,592,355

Charles S. Aiken Senior Vice President, Energy and Sustainability	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,797,615	(1)	—		$1,797,615
Termination by Buckeye without Cause	$700,000	(2)	$367,500	(3)	$45,482	(4)	$1,797,615	(1)	$(426,104	)(5)	$2,484,493
Termination by Buckeye with Cause	—		—		—		$1,797,615	(1)	—		$1,797,615
Termination for Good Reason by Executive	$700,000	(2)	$367,500	(3)	$45,482	(4)	$1,797,615	(1)	$(426,104	)(5)	$2,484,493
Termination without Good Reason by Executive	—		—		—		$1,797,615	(1)	—		$1,797,615

Sheila Jordan Cunningham Senior Vice President, General Counsel and Secretary	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,476,641	(1)	—		$1,476,641
Termination by Buckeye without Cause	$720,000	(2)	$378,000	(3)	$45,482	(4)	$1,476,641	(1)	$(241,932	)(5)	$2,378,191
Termination by Buckeye with Cause	—		—		—		$1,476,641	(1)	—		$1,476,641
Termination for Good Reason by Executive	$720,000	(2)	$378,000	(3)	$45,482	(4)	$1,476,641	(1)	$(241,932	)(5)	$2,378,191
Termination without Good Reason by Executive	—		—		—		$1,476,641	(1)	—		$1,476,641

Paul N. Horne Senior Vice President, Product and Market Development	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,988,593	(1)	—		$1,988,593
Termination by Buckeye without Cause	$750,000	(2)	$393,750	(3)	$45,482	(4)	$1,988,593	(1)	$(522,354	)(5)	$2,655,472
Termination by Buckeye with Cause	—		—		—		$1,988,593	(1)	—		$1,988,593
Termination for Good Reason by Executive	$750,000	(2)	$393,750	(3)	$45,482	(4)	$1,988,593	(1)	$(522,354	)(5)	$2,655,472
Termination without Good Reason by Executive	—		—		—		$1,988,593	(1)	—		$1,988,593

Marko M. Rajamaa Senior Vice President, Nonwovens	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$1,107,535	(1)	—		$1,107,535
Termination by Buckeye without Cause	$650,000	(2)	$341,250	(3)	$45,482	(4)	$1,107,535	(1)	$(48,874	)(5)	$2,095,395
Termination by Buckeye with Cause	—		—		—		$1,107,535	(1)	—		$1,107,535
Termination for Good Reason by Executive	$650,000	(2)	$341,250	(3)	$45,482	(4)	$1,107,535	(1)	$(48,874	)(5)	$2,095,395
Termination without Good Reason by Executive	—		—		—		$1,107,535	(1)	—		$1,107,535

Terrence M. Reed Senior Vice President, Human Resources	Cash				Perquisites/ Benefits ($)		Equity ($)		Other ($)		Total ($)
	Scheduled Severance ($)		Bonus Severance ($)
After a Change in Control
Change in Control Without Termination	—		—		—		$645,347	(1)	—		$645,347
Termination by Buckeye without Cause	$550,000	(2)	$330,000	(3)	$45,482	(4)	$645,347	(1)	$(256,848	)(5)	$1,313,981
Termination by Buckeye with Cause	—		—		—		$645,347	(1)	—		$645,347
Termination for Good Reason by Executive	$550,000	(2)	$330,000	(3)	$45,482	(4)	$645,347	(1)	$(256,848	)(5)	$1,313,981
Termination without Good Reason by Executive	—		—		—		$645,347	(1)	—		$645,347

(1)	Represents the sum of (1) the difference between the per share strike price of unvested options that would become vested in connection with a change in control and $37.50, and (2) the product of the number of unvested restricted shares that would become vested in connection with a change in control multiplied by $37.50.
(2)	Represents the executive officer’s highest annual base salary received during the three years preceding May 1, 2013 multiplied by the applicable multiplier under the change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(3)	Represents the executive officer’s target bonus for the year ended June 30, 2013 multiplied by the applicable multiplier under the change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(4)	The value of medical benefits is estimated based on the annual premium each executive officer would be required to pay for continuing medical coverage under the provisions of our medical plan required by the Consolidated Omnibus Budget Reconciliation Act (COBRA) multiplied by the number of years such benefit would be provided under the applicable change in control agreement (3 years in the case of Mr. Crowe and 2 years in the case of the other executive officers).
(5)	Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham’s benefits and payments are subject to a modified cutback to eliminate any excise tax payable under section 4999 of the Code if the net-after tax amount that the executive would receive with respect to such payments or benefits does not exceed the net-after tax amount the executive would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be payable without the imposition of the excise tax. In respect of a termination occurring as of June 30, 2013 following a change in control, Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham do not receive a greater after-tax benefit without such reduction; accordingly their cash severance benefit would be reduced by the amount set forth in the table above. If instead, no cut-back had applied, Messrs. Crowe, Dean, Dowdell, Aiken, Horne, Rajamaa, Reed and Ms. Cunningham would have received total pre-tax payments of: Mr. Crowe, $12,681,185; Mr. Dean, $2,730,592; Mr. Dowdell, $2,894,087; Mr. Aiken, $2,910,597; Ms. Cunningham, $2,620,123; Mr. Horne, $3,177,826; Mr. Rajamaa, $2,144,267; and Mr. Reed, $1,570,829.

This summary of the Change in Control Agreements does not purport to be complete and is qualified in its entirety by reference to the Change in Control Agreements, the forms of which are filed as exhibits (e)(4) and (e)(5) hereto, and are incorporated herein by reference. Further information regarding the Change in Control Agreements is included in the Information Statement under the headings “Executive Compensation—Compensation Discussion and Analysis—Description of Agreements with Executive Officers” and “Potential Payments Upon Termination or Change in Control.”

Tender and Support Agreements

On April 23, 2013, in connection with the Merger Agreement, each of the directors and executive officers of Buckeye, solely in his or her capacity as a stockholder of Buckeye (collectively, the “Supporting Stockholders”), entered into a letter agreement with Georgia-Pacific and Purchaser (collectively, the “Letter Agreements”) under which each of them has agreed to tender all of his or her shares of Common Stock now held or hereafter acquired in the Offer. The Supporting Stockholders collectively have agreed to tender approximately 1,419,586 outstanding shares of Common Stock, or approximately 3.6% of the currently outstanding shares of Common Stock.

Each Letter Agreement terminates on the earlier of the termination of the Merger Agreement in accordance with its terms, the effective time of the Merger and the date of any modification to the Merger Agreement that reduces the amount or changes the form of the consideration currently contemplated by the Merger Agreement to be paid to the Supporting Stockholders.

This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, the form of which is filed as exhibit (e)(6) hereto, and is incorporated herein by reference.

Other Arrangements

Kristopher J. Matula was a former director, President and Chief Operating Officer of the Company and was a named executive officer in the Company’s most recent proxy statement with respect to the 2012 annual meeting of the Company’s stockholders. Mr. Matula resigned from the Board and from his officer positions with the Company on August 7, 2012 and ceased to be an employee of the Company on August 31, 2012. In connection therewith, Mr. Matula received the following: (i) a lump sum payment of $970,000, (ii) full and immediate vesting of all time-vested restricted stock awarded to him under the Company’s Amended and Restated 2007 Omnibus Incentive Compensation Plan (the “2007 Omnibus Plan”), (iii) full and immediate vesting of all options granted to him under the 2007 Omnibus Plan, (iv) an extension of the exercise period on each of Mr. Matula’s vested options, including those which become vested pursuant to his separation agreement, until the earlier of (x) August 31, 2014 or (y) the original expiration date of such option, and (v) retention of the performance share awards, which were made to him in July 2010 and July 2011, and, if and to the extent the Company achieves its performance targets over the remaining performance period or upon an earlier change in control of the Company in connection with the Merger or otherwise, Mr. Matula will vest and receive a pro-rated portion of such earned performance shares equal to the number of days in the relevant performance period during which he was an employee of the Company divided by 1096 (such distribution, if any, to be made at the same time as distributions are made to other grantees of performance shares).

The following table shows amounts due to Mr. Matula upon a change in control in connection with the Merger.

Kristopher J. Matula, President and Chief Operating Officer (6)	Cash		Perquisites/ Benefits ($)	Equity ($)		Other ($)	Total ($)
	Scheduled Severance ($)	Bonus Severance ($)
After a Change in Control
Payment on Change in Control	—	—	—	$528,562	(1)	—	$528,562
(1)	Represents the acceleration of 14,095 performance shares issued under our Amended and Restated 2007 Omnibus Incentive Compensation Plan upon a change in control.

Treatment of Shares, Options and Restricted Shares

If the directors and executive officers of Buckeye who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Buckeye. The table below sets forth the beneficial ownership of Buckeye’s directors and executive officers as of May 1, 2013, and the amount each would receive, subject to any withholding required by applicable tax laws, if he or she were to tender all of his or her shares of Common Stock for purchase to the Purchaser in the Offer and those shares of Common Stock were accepted for payment and paid for by Purchaser.

Executive Officer/Director	Number of shares of Common Stock Owned	Value of Shares of Common Stock
Shannon A. Brown	0	$0.00
George W. Bryan	29,229	$1,096,087.50
R. Howard Cannon	273,859	$10,269,712.50
Red Cavaney	43,399	$1,627,462.50
David B. Ferraro	153,407	$5,752,762.50
Katherine Buckman Gibson	17,510	$656,625.00
Lewis E. Holland	41,729	$1,564,837.50
Virginia B. Wetherell	13,279	$497,962.50
John B. Crowe	205,669	$7,712,587.50
Steven G. Dean	36,191	$1,357,162.50
Douglas L. Dowdell	28,774	$1,079,025.00
Charles S. Aiken	37,484	$1,405,650.00
Sheila Jordan Cunningham	34,452	$1,291,950.00
Paul N. Horne	15,316	$574,350.00
Marko M. Rajamaa	26,635	$998,812.50
Terrence M. Reed	6,792	$254,700.00

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each unexpired and unexercised option to purchase shares of Common Stock (each, a “Company Option”), under any stock option or other equity or equity-based plan of Buckeye, including the Amended and Restated 1995 Management Stock Option Plan, the Second Amended and Restated 1995 Incentive and Nonqualified Stock Option Plan for Management Employees, the Restricted Stock Plan, the Omnibus Plan and the Amended and Restated Formula Plan for Non-Employee Directors or any other plan, agreement or arrangement (the “Company Equity Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of shares of Common Stock subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option immediately prior to such cancellation (such amounts payable, the “Option Payments”).

The Surviving Corporation will, prior to the next applicable payroll payment date following the closing of the Merger (but no later than fifteen (15) days following the closing of the Merger), make the applicable Option Payments by a payroll payment through Buckeye’s or Purchaser’s payroll provider and subject to withholding, if any, to each holder of Company Options. The table below sets forth the Company Options of Buckeye’s directors and executive officers as of May 1, 2013, and the amount of the Option Payments each will receive, subject to any withholding required by applicable tax laws.

Executive Officer/Director	Number of Company Options	Total Value of Company Options
Shannon A. Brown	0	$0.00
George W. Bryan	10,000	$269,400.00
R. Howard Cannon	10,000	$299,300.00
Red Cavaney	20,000	$568,700.00
David B. Ferraro	0	$0.00
Kathy Buckman Gibson	10,000	$269,400.00
Lewis E. Holland	0	$0.00
Virginia B. Wetherell	0	$0.00
John B. Crowe	114,303	$2,397,150.89
Steven G. Dean	53,279	$1,400,913.07
Douglas L. Dowdell	10,995	$147,404.65
Charles S. Aiken	17,769	$391,750.09
Sheila Jordan Cunningham	65,735	$1,751,732.18
Paul N. Horne	10,489	$154,928.59
Marko M. Rajamaa	26,374	$680,848.99
Terrence M. Reed	6,818	$119,059.98

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each holder of an unvested share of Common Stock subject to forfeiture restrictions, repurchase rights or other restrictions under any Company Equity Plan (each, a “Restricted Share”) will have the right to tender his or her Restricted Shares into the Offer. Each Restricted Share that is not tendered in the Offer will vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Share will lapse immediately prior to the Effective Time and such Restricted Share will be converted into the right to receive the Merger Consideration, without interest, subject to any withholding of taxes required by applicable law. Each Restricted Share that is tendered in the Offer will vest in full and all restrictions will lapse upon the Purchaser’s acceptance of Shares for payment in the Offer. The table below sets forth the Restricted Shares held by Buckeye’s directors and executive officers as of May 1, 2013, and the amount each will be entitled to receive pursuant to the Merger Agreement for such Restricted Shares.

Executive Officer/Director	Number of Restricted Shares	Merger Consideration for Restricted Shares
Shannon A. Brown	3,290	$123,375.00
George W. Bryan	3,589	$134,587.50
R. Howard Cannon	3,589	$134,587.50
Red Cavaney	3,589	$134,587.50
David B. Ferraro	3,589	$134,587.50
Katherine Buckman Gibson	3,589	$134,587.50
Lewis E. Holland	3,589	$134,587.50
Virginia B. Wetherell	3,589	$134,587.50
John B. Crowe	199,815	$7,493,062.50
Steven G. Dean	32,674	$1,225,275.00
Douglas L. Dowdell	38,818	$1,455,675.00
Charles S. Aiken	44,384	$1,664,400.00
Sheila Jordan Cunningham	35,996	$1,349,850.00
Paul N. Horne	49,206	$1,845,225.00
Marko M. Rajamaa	26,435	$991,312.50
Terrence M. Reed	15,726	$589,725.00

Employee Matters

The Merger Agreement provides that, from the Effective Time until the second anniversary of the Effective Time, subject to the terms of any applicable collective bargaining agreement or employment agreement, Georgia-Pacific shall, or shall cause its subsidiaries to, provide to each person who is employed by Buckeye or any subsidiary of Buckeye immediately prior to the Effective Time who continues in the employment of Georgia-Pacific, the Surviving Corporation or any of their respective subsidiaries on or after the Effective Time (each, a “Continuing Employee”) compensation and benefits (including severance benefits) that are substantially equivalent in the aggregate to the compensation and benefits provided to similarly situated employees of Georgia-Pacific and its subsidiaries (other than Buckeye and its subsidiaries). Georgia-Pacific shall, or shall cause its subsidiaries to, provide to each Continuing Employee, to the extent not previously provided to such Continuing Employee by Buckeye or its subsidiaries (except to the extent that such bonus had not been properly accrued in Buckeye’s financial statements for periods prior to the date hereof (subject to adjustments in the ordinary course consistent with past practice)), (i) the amount of the bonus earned and accrued for the period ending June 30, 2013, in accordance with Buckeye’s “All Employee Bonus” and “At-Risk Compensation” programs, in effect for such Continuing Employee immediately prior to the Effective Time, such bonus shall be payable at the time it would otherwise be payable pursuant to such bonus plan, and (ii) in the event the Effective Time occurs after June 30, 2013, the amount of the quarterly bonus earned and accrued for the applicable three-month period in which the Effective Time occurs, in accordance with Buckeye’s quarterly bonus program to be established in the ordinary course of business consistent with Buckeye’s current annual bonus program pursuant to its “All Employee Bonus” and “At-Risk Compensation” programs, except that the bonus amounts and performance targets shall be determined on a quarterly basis rather than an annual basis, in each case, unless such Continuing Employee’s employment is terminated prior to such time by the Surviving Corporation, Company Subsidiary or affiliate thereof, as applicable, without misconduct of the Continuing Employee or other similar cause, as determined by Georgia-Pacific or any of its subsidiaries in good faith in its reasonable discretion, in which case such bonus will be payable at the time of such termination and shall be prorated to the date of such termination. In addition, Georgia-Pacific shall, or shall cause its subsidiaries to, provide to each Continuing Employee base salary (or rate of pay) that is not less than such Continuing Employee’s base salary (or rate of pay) immediately prior to the Effective Time for nine (9) months following the Effective Time in the event such Continuing Employee’s duties, responsibilities and authorities are the same as such Continuing Employee possessed immediately prior to the Effective Time.

Section 16 Matters

In contemplation of the transaction under the Merger Agreement, the Board adopted a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Buckeye who is a “covered person” of Buckeye for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Common Stock or Company Options pursuant to the Merger Agreement, the Offer and the Merger will be an exempt transaction for purposes of Section 16.

Item 4.	The Solicitation or Recommendation

Solicitation Recommendation

The Board, at a meeting held on April 23, 2013, unanimously (i) determined that the Merger Agreement and each of the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, are advisable fair to, and in the best interests of, Buckeye and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and conditions set forth therein and in accordance with the requirements of the DGCL, and (iii) recommended that Buckeye’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer and, to the extent applicable, vote in favor of the adoption and approval of the Merger Agreement and approve the Merger.

A copy of the letter to Buckeye’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(4) hereto and is incorporated herein by reference.

Background and Reasons for the Solicitation Recommendation

Background of the Offer

Our Board, with the assistance of Buckeye’s senior management team, regularly reviews and considers Buckeye’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Board periodically considers strategic opportunities, including acquisitions and divestitures.

In March 2012, Buckeye received an inquiry from the financial advisor to a specialty products company (“Company A”) regarding a potential merger of equals with the Company. Buckeye entered into a mutual confidentiality agreement with Company A on April 24, 2012. The confidentiality agreement includes a standstill that would prevent Company A from making an offer to acquire Buckeye without Board invitation or approval; however, the Merger Agreement provides that Buckeye may, upon request from a third party, waive any standstill provision to permit such third party to make a non-public competing proposal to the Board. Buckeye and Company A exchanged due diligence materials and had preliminary discussions regarding a potential combination, following which each party undertook to consider the synergies of a potential transaction. No proposal was made by either party.

At its April 2012 retreat, our Board initiated a process to review strategic growth alternatives available to Buckeye, including possible significant acquisition transactions. Following an initial screening of several qualified financial advisory firms by the senior management team, the Board selected Barclays Capital Inc. (“Barclays”) from among two finalists to assist Buckeye in connection with this review. The Board selected Barclays because of its familiarity with Buckeye and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

In late May 2012, as a result of the Board’s review of strategic growth alternatives, Buckeye began exploring the potential acquisition of a leading manufacturer of specialty wood-based products (“Company B”) and engaged Barclays to provide financial advice in connection with the transaction and Dechert LLP (“Dechert”) to provide legal advice in connection with the transaction. Negotiations over the potential transaction with Company B continued through late August 2012, at which point the Board, with the assistance of senior management and after consultation with its legal and financial advisors, determined that the terms of the transaction would not be in the best interests of Buckeye and its stockholders and terminated discussions with Company B.

In July 2012, Buckeye received an inquiry from a private equity firm (“Company C”) regarding a potential transaction and met with representatives of Company C in New York, New York. No confidentiality agreement was entered into at that time, and no proposal was made.

In late July 2012, John Crowe, our Chairman of the Board and Chief Executive Officer, received an inquiry from a leading manufacturer of specialty products (“Company D”) regarding a potential acquisition by Company D of Buckeye’s nonwovens business. Mr. Crowe and Sheila Jordan Cunningham, our Senior Vice President, General Counsel and Secretary, met with the chief executive officer and the general counsel of Company D to discuss the potential acquisition by Company D of Buckeye’s nonwovens business. No proposal was made by Company D at the meeting.

On July 23, 2012, representatives of Buckeye and Company A met in Memphis, Tennessee for management presentations by each of Buckeye and Company A. Management of both Buckeye and Company A postponed further discussions because of other potential transactions under consideration.

On July 31, 2012, the Board held a special meeting, with Barclays in attendance, at which representatives of Barclays provided an update on potential strategic growth opportunities, including a potential transaction with Company A. At that meting, Mr. Crowe updated the Board as to a potential sale of Buckeye’s nonwovens business, including Company D’s interest in acquiring the business, and received Board approval to engage in preliminary discussions with third parties, including Company D, regarding a sales process for the business.

Also on July 31, 2012, Mr. Crowe received an invitation from Mr. David Park, Senior Vice President of Strategy and Business Development of Georgia-Pacific and President of the Purchaser, to attend the U.S. Open tennis tournament in New York.

On August 27, 2012, Buckeye and Company D entered into a confidentiality agreement with respect to the potential sale to Company D of the nonwovens business. The confidentiality agreement did not include any standstill or other restrictions that would prevent Company D from making an offer to acquire Buckeye.

In early September 2012, Mr. Crowe and his wife were the guests of Mr. Park and Mr. Pat Boushka, President of Georgia-Pacific’s cellulose business, and their spouses at the U.S. Open. They did not have discussions regarding any possible transaction involving Georgia-Pacific or Buckeye.

In early September 2012, Mr. Crowe received an inquiry from a leading paper products company (“Company E”) regarding a potential acquisition by Company E of Buckeye’s nonwovens business. The parties entered into a confidentiality agreement on September 14, 2012. The confidentiality agreement included a standstill that generally prohibited Company E from making any proposal regarding a possible acquisition of Buckeye other than a proposal to the Board on a confidential basis. However, Company E’s obligations and restrictions under the standstill terminated upon Buckeye’s execution of the Merger Agreement with Georgia-Pacific.

On September 19, 2012, Buckeye engaged Barclays to assist in a potential sale of Buckeye’s nonwovens business. In early October 2012, Buckeye distributed a summary confidential information memorandum, or “teaser,” for Buckeye’s nonwoven business to Company D, Company E and a private equity firm (“Company F”) whose financial advisor had contacted Mr. Crowe regarding a potential acquisition of Buckeye’s nonwovens business. Buckeye and Company F entered into a confidentiality agreement on October 4, 2012. The confidentiality agreement included a standstill that generally prohibited Company F from making any proposal regarding a possible acquisition of Buckeye other than a proposal to the Board on a confidential basis.

In early October 2012, Buckeye received a second inquiry from Company C, this time regarding a potential leveraged buyout of Buckeye, following which Buckeye and Company C entered into a confidentiality agreement. The confidentiality agreement contained a standstill that generally prohibited Company C from making any proposal regarding a possible acquisition of Buckeye other than a proposal to the Board on a confidential basis and only to the extent such proposal would not require Buckeye to make a public announcement. On October 9, 2012, members of Buckeye’s senior management team met with Company C and its financial advisor in Memphis, Tennessee and provided confidential information regarding the Company and its financial performance and outlook. A representative of Company C subsequently informed Mr. Crowe that Company C could not rationalize the economics of a leveraged buyout of Buckeye, and discussions were terminated. No proposal was ever made by Company C.

In early October 2012, Mr. Crowe and representatives of a financial advisory firm met with representatives of a leading dissolving pulp producer (“Company G”) regarding a potential joint venture. Mr. Crowe indicated that Buckeye’s interest would likely be limited to a potential acquisition by Buckeye of certain of Company G’s operations located outside of the United States.

In mid-October 2012, Buckeye received an inquiry from a consortium of two private equity firms (collectively “Company H”) regarding a potential leveraged buyout of Buckeye, following which Buckeye and Company H entered into a confidentiality agreement. The confidentiality agreement contained a standstill that generally prohibited Company H from making any proposal regarding a possible acquisition of Buckeye other than to the Board on a confidential basis. Following an introductory meeting in New York, on October 16, 2012, members of Buckeye’s senior management team met with Company H and its financial advisor in Memphis, Tennessee and provided confidential information regarding Buckeye and its financial performance and outlook. A representative of Company H subsequently informed Mr. Crowe that Company H could not rationalize the economics of a leveraged buyout of Buckeye, and discussions were terminated. No proposal was ever made by Company H.

Each of Company D, Company E and Company F submitted an indicative proposal to acquire Buckeye’s nonwovens business in early November 2012. Following discussions with Barclays, senior management suspended discussions with Company E and Company F because senior management believed that their indicative valuations did not present a sufficient value opportunity.

On October 23, 2012, the Board held a meeting at which Mr. Crowe updated the Board regarding the discussions with Company C and Company H.

On November 16, 2012, the Board held a special meeting, with Barclays and Dechert in attendance, at which Mr. Crowe updated the Board, on the pending discussions for Buckeye’s nonwovens business. The Board directed management to terminate discussions with Company E and Company F because their indicative valuations did not present sufficient value, and continue discussions with Company D, directing Barclays to seek a higher valuation for the nonwovens business from Company D.

In late November 2012, Mr. Crowe and Mr. Park met for dinner in Memphis, Tennessee. Although they did not have any discussions regarding any possible transaction involving Georgia-Pacific or Buckeye, Mr. Park indicated that he would contact Mr. Crowe again in January.

In early December 2012, with discussions progressing regarding a potential sale of Buckeye’s nonwovens business to Company D, Buckeye entered into an arrangement providing Company D with 90 days of exclusivity to finalize negotiations surrounding a sale of Buckeye’s nonwovens business. The exclusivity arrangement applied only to transactions involving Buckeye’s nonwovens business and did not apply to transactions involving Buckeye as a whole.

Also in early December 2012, the financial advisor to Company A contacted Barclays, and proposed discussions regarding either (i) a potential all stock merger of equals or (ii) an acquisition of Buckeye by Company A for $32.00 per share, consisting 50% of cash and 50% of Company A’s common stock. Buckeye’s leadership team determined, after consultation with its advisors, that the proposed valuation, which represented a 14% premium to Buckeye’s stock price at the time, did not present an opportunity for sufficient value to Buckeye’s stockholders to warrant further discussion at that time. Barclays informed Company A that the Company was not interested in pursuing further discussions at that time due to management’s focus on other strategic projects and the absence of identifiable synergies in a transaction with Company A. Mr. Crowe discussed the Company A proposal, a potential sale of Buckeye’s nonwovens business and other strategic transactions with each director individually during late December 2012 and early January 2013.

In late January 2013, Buckeye delivered to Company D a term sheet for the proposed sale of Buckeye’s nonwovens business. On February 20, 2013, representatives of Company D participated in a management presentation with representatives of Buckeye, Barclays and Dechert regarding Buckeye’s nonwovens business. Representatives of Company D subsequently participated in visits to Buckeye’s Gaston, North Carolina and Steinfurt, Germany plants.

On January 22, 2013, Buckeye engaged Barclays to serve as its financial advisor with respect to a potential acquisition of certain of Company G’s operations outside the United States, following which Buckeye submitted a non-binding indication of interest to Company G in January 2013. No confidentiality agreement was signed with Company G.

On January 25, 2013, Mr. Crowe received a request for confidential information from Mr. Park so that Georgia-Pacific could explore a potential negotiated transaction with Buckeye. On January 30, 2013, Buckeye and Georgia-Pacific entered into a confidentiality agreement and Buckeye subsequently provided the requested confidential information to Georgia-Pacific. The confidentiality agreement contained a standstill that generally prohibited Georgia-Pacific from making any proposal regarding a possible acquisition of Buckeye other than a proposal to the Board on a confidential basis and only to the extent such proposal would not require Buckeye to make a public announcement until such time as Buckeye announced a transaction with a third party.

On January 31, 2013, Mr. Crowe, together with representatives of Barclays and Dechert, participated in a telephonic discussion with Mr. Park and other representatives of Georgia-Pacific regarding Buckeye’s financial performance and outlook.

In early February 2013, members of the senior management team and Barclays participated in a preliminary meeting with representatives of a specialty chemicals business (“Company I”) regarding a possible joint venture or acquisition by Buckeye of all or a portion of Company I. The parties did not enter into a confidentiality agreement, and no further discussions were held.

In mid-February 2013, Company A’s financial advisor contacted Barclays to discuss the potential merger of equals or acquisition of Buckeye by Company A. Barclays noted that Buckeye remained focused on other strategic projects but would convey Company A’s interests to Buckeye.

On February 21, 2013, Mr. Park and Mr. Boushka met with Mr. Crowe and made a non-binding indication of interest for Georgia-Pacific to acquire Buckeye for $35.00 per share, in cash. Mr. Crowe indicated that, in his view, $35.00 per share did not present a value that would be compelling to the Board, but indicated that the Board would likely be more receptive to a valuation closer to $40.00 per share.

On February 28, 2013, Mr. Park delivered to Mr. Crowe a non-binding indication of interest for Georgia-Pacific to acquire Buckeye for $37.50 per share, in cash, and requested the execution of a 45-day exclusivity agreement. The proposed transaction would be structured as an all cash tender offer, and Georgia-Pacific indicated that the absence of a financing condition would allow Georgia-Pacific to move quickly towards execution of definitive documentation. Mr. Crowe indicated that he would present the indication of interest to the Board and made Mr. Park aware that Buckeye was exploring a potential sale of its nonwovens business. Mr. Crowe did not provide Mr. Park or Georgia-Pacific the identity of Company D. Mr. Park indicated that Georgia-Pacific’s indication of interest was not conditioned on Buckeye’s termination of its discussions regarding the sale of the nonwovens business.

On March 5, 2013, the exclusivity period granted to Company D with respect to a potential sale of Buckeye’s nonwovens business expired as per the terms of the exclusivity agreement and was not extended. On March 6, 2013, Company D delivered to Buckeye a summary of business issues raised by Buckeye’s January 2013 term sheet and proposed an alternative transaction structure that would result in meaningful adverse tax consequences to Buckeye.

On March 7, 2013, the Board held a special meeting with representatives of senior management, Barclays and Dechert in attendance to discuss Georgia-Pacific’s non-binding indication of interest. Representatives of Dechert provided a summary of the Board’s fiduciary obligations in connection with the Board’s consideration of the proposal, and representatives of Barclays provided a summary of the proposal, including the proposed purchase price, financing, timing, conditionality, request for exclusivity, transaction structure and the potential impact on a sale of Buckeye’s nonwovens business. Representatives of Barclays also updated the Board on Buckeye’s alternative strategic growth initiatives. The Board discussed, with the assistance of advisors, Georgia-Pacific’s request for exclusivity and whether to contact any other parties in an effort solicit other offers for an acquisition of Buckeye. Representatives of Barclays summarized for the Board the prior proposal received from Company A. Barclays advised that, based on the history of prior discussions with Company A and Company A’s financial position, they did not believe that Company A would be able to match the offer proposed by Georgia-Pacific. In addition, representatives of Barclays noted that, although Barclays was in contact with the numerous other industry participants with respect to Buckeye through the prior summarized alternative strategic growth initiatives, no such person had made any inquiry regarding a potential acquisition of Buckeye. Finally, representatives of Barclays noted that, in Barclays’ view based on its experience in the industry, it was unlikely that there was a credible alternative bidder, including private equity firms, that would be able to offer the same or a higher price than the valuation offered by Georgia-Pacific. Senior management discussed with the Board its belief, based in part on the explicit request for exclusivity, that if Georgia-Pacific learned that Buckeye was pursuing discussions with another party, Georgia-Pacific might terminate discussions with Buckeye. The Board also discussed that it was not actively looking to sell Buckeye and the risks associated with soliciting other offers, including multiple parties conducting due diligence, the increased risk of leaks and the potential impact on customers and employees and the business that could arise from these risks. Finally the Board also considered that even if Buckeye were to enter into an agreement with Georgia-Pacific, Buckeye would have the ability to consider certain competing offers thereafter subject to customary non-solicitation and termination fee provisions. Following these discussions, the Board concluded that it was in the best interests of Buckeye’s stockholders for Buckeye to provide Georgia-Pacific with access to additional information and due diligence. The Board further requested that Buckeye’s senior management team clarify with Georgia-Pacific the implications (positive or negative) on the Georgia-Pacific proposal of the potential nonwovens transaction with Company D and directed Buckeye’s senior management team to continue its investigation of various strategic alternatives, including the potential acquisition by Buckeye of certain of Company G’s operations located outside of the United States. Finally, the Board determined not to contact Company A or solicit additional bids at that time due, in part, to the views of senior management and Barclays described above, and that Buckeye would not agree to exclusivity arrangements with Georgia-Pacific.

On March 8, 2013, representatives of Barclays spoke with Mr. Park to inform him that the Board had authorized Buckeye’s management to provide Georgia-Pacific access to additional due diligence information, subject to the existing confidentiality agreement, but that Buckeye would not grant exclusivity. Mr. Park communicated to the representatives of Barclays the importance of exclusivity to Georgia Pacific and that, while Georgia-Pacific at this time was prepared to proceed without exclusivity, Georgia-Pacific expected that Buckeye would be pursuing discussions only with Georgia-Pacific, that Georgia-Pacific would terminate discussions if Buckeye had pre-signing discussions with any other party and that Georgia-Pacific would likely revisit the need with Buckeye for a formal exclusivity arrangement at a later date if discussions proceeded. Subsequently, Mr. Crowe communicated to Mr. Park that Buckeye would not sign the exclusivity agreement but indicated that Buckeye was not currently engaged in discussions with other parties for a sale of Buckeye.

On March 13, 2013, Barclays received from Georgia-Pacific a comprehensive due diligence request list, and Buckeye began population of an electronic dataroom. From this date through April 23, 2013, Georgia-Pacific and its advisors conducted due diligence on Buckeye.

On March 21, 2013, after a review of any potential conflicts of interest and following disclosure by Barclays of its familiarity with Georgia-Pacific, including its role as a lender under Georgia-Pacific’s revolving credit facility, Buckeye formally engaged Barclays to serve as its financial advisor in connection with a potential sale of Buckeye.

On March 22, 2013, representatives of Barclays received a call from Company A’s financial advisor requesting a meeting to discuss Company A’s prior proposal. Representatives of Barclays inquired as to whether Company A’s view on price remained the same (i.e., an all stock merger of equals with Buckeye or an acquisition by Company A of Buckeye for $32.00 per share with 50% of the consideration payable in Company A’s common stock). Company A’s financial advisor noted that Company A’s ability to pay more for Buckeye would be constrained by current trading multiples of Company A’s stock. Barclays noted that Buckeye remained focused on other strategic projects but would convey Company A’s interests to Buckeye.

On March 26, 2013, representatives from Buckeye, Barclays and Dechert held an all-day management presentation for Georgia-Pacific and its financial advisor in Memphis, Tennessee focusing on Buckeye’s operations, financial performance and outlook.

On March 27 and 28, 2013, representatives of Georgia-Pacific participated in site visits at Buckeye’s Memphis, Tennessee and Perry, Florida plants.

On April 2, 2013, Latham & Watkins LLP (“Latham”), outside legal counsel to Georgia-Pacific, delivered to Dechert an initial draft of a two-step merger agreement for the proposed transaction. Among other things, the draft proposed a 5.0% termination fee, an evergreen matching right for Georgia-Pacific with respect to superior proposals, the ability for Georgia-Pacific to terminate the transaction if Buckeye had not affirmatively rejected a competing proposal within 20 days of receipt (a “fish or cut bait provision”), reimbursement by Buckeye of Georgia-Pacific’s expenses in the event of a termination of the merger agreement under certain circumstances and the absence of any divestiture commitment, if necessary, in order to obtain antitrust clearance. The draft also contemplated all of Buckeye’s directors and officers would sign support agreements.

On April 3, 2013, the Board held a special telephonic meeting to discuss the potential transaction with Georgia-Pacific and the potential sale of the nonwovens business to Company D. Mr. Crowe also updated the Board on Barclays March 22, 2013 discussion with Company A, as to which the Board took no action. After discussion, the Board authorized senior management, with the assistance of Barclays and Dechert, to begin negotiation of the draft merger agreement received from Georgia-Pacific to enhance terms of the potential transaction, including determining whether there might be upside to Georgia-Pacific’s valuation in the event of a sale of the nonwovens business to Company D, and emphasizing that price, certainty of closing and the ability to consider and, if necessary, terminate the merger agreement for a superior alternative transaction should be focal points in any negotiation. The Board also authorized management, together with representatives of Barclays and Dechert, to engage in further negotiations with respect to pricing, terms and deal structure with Company D regarding the potential sale of Buckeye’s nonwovens business.

On April 7, 2013, Mr. Crowe met in-person with the chief executive officer of Company D at Company D’s headquarters to request a best and final offer for Company D’s potential acquisition of Buckeye’s nonwovens business.

On April 8, 2013, Dechert delivered to Latham a revised draft of the proposed merger agreement, which draft included a termination fee of 2.5%, a one-time matching right for Georgia-Pacific, a rejection of the fish or cut-bait provision, a rejection of reimbursement by Buckeye of Georgia-Pacific’s expenses and a “hell or high water” provision requiring Georgia-Pacific to take any and all actions necessary to obtain antitrust clearance.

On April 9, 2013, Company D delivered to Buckeye, through Barclays, its best and final offer for Buckeye’s nonwovens business. After discussion of this offer with its outside legal and financial advisors, senior management at Buckeye determined that, particularly in light of Company D’s insistence on a transaction structure that was disadvantageous to Buckeye for tax reasons, the limited increase in valuation contemplated by Company D’s final offer and Georgia-Pacific’s confirmation that its proposed valuation of Buckeye would not be increased due to any valuation that Buckeye might be able to achieve through a concurrent sale of the nonwovens business, to suspend discussions with Company D to focus on the potential sale of Buckeye to Georgia-Pacific. Mr. Crowe informed the chief executive officer of Company D that Buckeye was not prepared at the present time to move forward with a sale of the nonwovens business to Company D on the proposed terms.

Also on April 9, 2013, Latham provided to Dechert a business issues list, which was subsequently discussed with Buckeye senior management and representatives of Barclays. The business issues list proposed, among other things, that the termination fee should be meaningfully in excess of 3.0%, evergreen matching rights for Georgia-Pacific, reinsertion of the fish or cut-bait provision, no hell-or-high-water antitrust obligation and specific closing conditions related to compliance. Representatives of Georgia-Pacific, Latham and Dechert discussed and negotiated the issues raised in the business issues list.

On April 11 and 12, 2013, representatives of Buckeye, Georgia-Pacific, Dechert and Latham met in Memphis, Tennessee to discuss the transaction and advance negotiations of the merger agreement, with particular focus on the conditions to the Offer and the Merger, deal protections terms and the scope of representations, warranties and interim operating covenants proposed to be made by Buckeye. Also on April 11 and 12, 2013, representatives of Georgia-Pacific participated in a site visit at Buckeye’s Gaston, North Carolina plant.

On April 11, 2013, the Board held a special meeting, attended by representatives of Barclays and Dechert, to discuss the proposed transaction with Company D and the proposed transaction with Georgia-Pacific. Mr. Crowe updated the Board on Company D’s best and final offer and Georgia-Pacific’s confirmation that its proposed valuation of Buckeye would not be increased due to any valuation that Buckeye might be able to achieve through a concurrent sale of the nonwovens business and noted that, accordingly, he had suspended discussions with Company D pending the outcome of the potential transaction with Georgia-Pacific. The Board approved of that decision. Representatives of Dechert reviewed the Board’s fiduciary duties under Delaware law and their application in a potential transaction with Georgia-Pacific and also reviewed with the Board the current draft of the merger agreement, highlighting provisions related to deal protection, including the non-solicitation provision, matching rights, the superior offer termination right and the termination fee, deal certainty, including antitrust risk allocation, and covenants related to interim operating covenants. Representatives of Barclays reviewed with the Board Barclay’s preliminary financial analysis relating to the proposed purchase price of $37.50 per share. The Board, with the assistance of Barclays, discussed that it was unlikely that there was a credible alternative bidder, including private equity firms, that would be able to offer the same or a higher price than the valuation offered by Georgia-Pacific and the Board’s belief that if Georgia-Pacific learned that Buckeye was pursuing discussions with another party, Georgia-Pacific might terminate discussions with Buckeye. The Board then directed Dechert to negotiate enhanced deal certainty terms and to ensure the deal protection terms were reasonable and provided the Board with adequate ability to satisfy its fiduciary duties, including by seeking a reduced termination fee, and directed Barclays to seek a higher valuation from Georgia-Pacific.

On April 12, 2013, Mr. Park contacted Mr. Crowe to discuss Georgia-Pacific’s valuation of Buckeye based on its ongoing due diligence efforts. Mr. Park informed Mr. Crowe that Georgia-Pacific proposed to reduce its $37.50 price by at least $0.40 per share based on certain items identified in its due diligence review. Mr. Crowe informed Mr. Park that, in his view, the Board would not agree to any price reduction, following which Barclays contacted Georgia-Pacific’s financial advisor to communicate a similar message. Following these calls, at the direction of Buckeye’s senior management team, Buckeye and its legal and financial advisors suspended negotiations with Georgia-Pacific and its advisors.

On April 13, 2013, representatives of UBS Securities LLC, Georgia-Pacific’s financial advisor, called representatives of Barclays and explained Georgia-Pacific’s proposed reduction in the per share purchase price based on Georgia-Pacific’s due diligence review. The representatives of Barclays indicated that any price reduction would likely be unacceptable to Buckeye.

On April 14, 2013, Latham circulated a business issues list that included a package proposal for resolution of the remaining business issues (other than price), which proposal included a termination fee of 3.4%, evergreen matching rights, a commitment to litigate until the extended outside date to obtain antitrust clearance but no divestiture commitment and a prohibition on Buckeye’s payment of any dividends (including its regular quarterly dividend) during the period between signing and closing of a transaction.

On April 15, 2013, Mr. Park called Mr. Crowe and reaffirmed a $37.50 price per share, and Mr. Crowe instructed Buckeye’s legal and financial advisors to resume discussions with Georgia-Pacific and its advisors regarding the transaction. Later that day, Dechert circulated to Latham a draft of the disclosure schedules to the merger agreement and Latham provided a revised draft of the merger agreement which reflected its package proposal that had been delivered to Dechert on April 14, 2013.

On April 16, 2013, representatives of Barclays received a call from Company A’s financial advisor requesting a meeting to discuss its previous proposal. Company A’s financial advisor indicated that, although not authorized by Company A to make the offer and subject to review with Company A, there might be some flexibility on the $32.00 per share valuation, noting, however, that such flexibility would likely be limited to the mid-$30s per share. Barclays responded that Buckeye remained focused on other strategic projects but would convey Company A’s interests to Buckeye. Barclays also prepared an update on Company A’s proposal that was subsequently shared with the Board.

On April 16, 2013, the parties continued negotiation of the merger agreement. During such negotiations Georgia-Pacific indicated that it was prepared to agree to limited divestiture commitments, if necessary to obtain antitrust clearance as part of the overall package previously provided by Latham on April 14, 2013 for resolution of the remaining business issues, provided that the transaction structure was changed to a dual-track structure.

On April 17, 2013, representatives of Barclays contacted Mr. Park to discuss potential upside in Georgia-Pacific’s proposed valuation. Mr. Park stated that $37.50 per share represented Georgia-Pacific’s best and final offer.

Also, on April 17, 2013, Dechert circulated a business issues list that included Buckeye’s response to Georgia-Pacific’s April 14th package proposal, which response included a termination fee of 3.0% and evergreen matching rights except in connection with a superior proposal that exceeds the Offer Price by 5.0% or more.

Later in the evening on April 17, 2013, Latham circulated a revised draft of the merger agreement which did not address Buckeye’s package proposal but did include the proposed divestiture commitment. Among other things, the Latham draft also proposed a termination fee of 3.4%, an evergreen matching right and provided that Georgia-Pacific would have up to 13 months post-signing to obtain regulatory approval.

Between April 18 and 23, 2013, the parties continued to negotiate the terms of the proposed transaction, with particular focus on the dual track structure, the interim operating covenants, the scope and timing of the divestiture commitment, deal protection and deal certainty. Multiple drafts of the merger agreement and disclosure schedules were circulated among the parties. During this period Georgia-Pacific agreed to certain concessions on deal protection including the provision that would only provide one matching right in connection a superior proposal at a price of 10.0% or more than the Offer Price.

On April 23, 2013, Mr. Crowe and Mr. Park negotiated the final business issues, including the ability for Buckeye to continue to pay regular quarterly dividends during the period between signing and closing, a 10-month extended outside date for closing of the transaction and a 3.25% termination fee. Also on April 23, 2013, at the insistence of Georgia-Pacific, Buckeye and Barclays amended (i) Barclays’ engagement letter for the sale of the nonwovens business and (ii) Barclays’ engagement letter for the potential acquisition by Buckeye of certain of Company G’s operations outside the United States, in each case effective only as of the consummation of the proposed transaction, to terminate any rights that Barclays may have under such letters to any fee for any subsequent transaction, including any divestiture that may be required under the terms of the Merger Agreement to obtain antitrust clearance.

At 5:00 p.m. Eastern Time on April 23, 2013, the Board held a special meeting in Memphis, Tennessee, attended by telephone by representatives of Barclays and Dechert. Representatives of Dechert updated the Board on the proposed terms of the transaction, with particular emphasis on deal protection and deal certainty, including Georgia-Pacific’s commitment to agree to a divestiture before the extended outside date if necessary to obtain antitrust clearance, and answered questions. Representatives of Barclays then reviewed its financial analyses relating to the proposed purchase price of $37.50 per share, and Barclays also rendered its opinion to the Board to the effect that, as of April 23, 2013 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration of $37.50 per share to be offered to the stockholders of Buckeye in the Offer and the Merger was fair, from a financial point of view, to such stockholders. Representatives of Barclays also summarized the most recent proposal received from Company A, noting that it was unlikely that Company A could increase its offer to $37.50 per share based on, among other things, multiples at which Company A’s stock was trading. Finally, representatives of Barclays noted that they agreed with Buckeye’s strategy not to have solicited alternative bids as it was in Barclays’ view, unlikely that there was a credible alternative bidder likely to meet or exceed the valuation offered by Georgia-Pacific. After further discussion, the Board instructed Dechert to negotiate for additional deal certainty with respect to Georgia-Pacific’s divestiture obligations and temporarily adjourned the meeting in order that Dechert would have time to engage in such negotiations. After additional negotiations among representatives of the parties, during which Georgia-Pacific agreed to certain modifications to its commitment to agree to a divestiture before the extended outside date if necessary to obtain antitrust clearance, the Board reconvened and, after being updated with respect to such modifications, unanimously (i) determined that it is advisable, fair and in the best interests of Buckeye to enter into the Merger Agreement, (ii) determined that the terms of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of Buckeye and its stockholders and are approved and declared advisable, (iii) authorized the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, and (iv) recommended that Buckeye’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, if required by applicable law.

On the evening of April 23, 2013, the parties entered into the Merger Agreement and the directors and senior executive officers of Buckeye entered into the Support Agreements. The transaction was announced via a joint press release prior to the market opening on April 24, 2013.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Board consulted with our management and our legal and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that the holders of shares of Common Stock accept the Offer and tender their shares to the Purchaser in the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors, including the following:

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Premium to Market Price. The Board considered the fact that the Offer Price of $37.50 to be received by Buckeye’s stockholders in the Offer and the Merger represents a significant premium over the market prices at which the Common Stock traded prior to the announcement of the execution of the Merger Agreement, including:

•	a 29.2% premium over the closing price per share of Common Stock on April 22, 2013, the last trading day before execution of the Merger Agreement;

•	a 27.3% premium over the average closing price per share of Common Stock for the one-month period ended April 22, 2013; and

•	a 15.0% premium over the 52-week high closing price per share of Common Stock and a 57.8% premium over the 52-week low closing price per share of Common Stock.

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Valuation Multiple. The Board considered the fact that the per share price of $37.50 represents a valuation of Buckeye at a multiple of 7.9 times Buckeye’s estimated EBITDA for the 2013 fiscal year and 16.5 times Buckeye’s estimated diluted earnings per share for the 2013 fiscal year.

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Certainty of Value. The Board considered that the consideration to be received by Buckeye’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders.

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Available Financial and Business Information as well as Management Forecasts. The Board considered the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Buckeye, including the potential risks involved in achieving such prospects and objectives.

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Strategic Alternatives Available to Buckeye and Continuing with Buckeye’s Current Business Plan. The Board believed, after a review of other strategic opportunities reasonably available to Buckeye, including continuing to operate on a stand-alone basis, the possibility of a sale of the nonwovens business and the possibility of growing the business through a significant acquisition while remaining an independent public company, that the Offer and the Merger represent Buckeye’s best reasonably available prospect for maximizing stockholder value.

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Full and Fair Value. The Board believed that the Offer Price of $37.50 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition and the relative certainty of the consideration in cash for the Offer.

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Best Price Reasonably Available. The Board believed that the Offer Price of $37.50 per share of Common Stock represents the best price reasonably available for the shares of Common Stock, taking into account the range of values implied by Barclays’ various financial analyses and that it was unlikely that any other potential buyer would be willing to pay more to acquire Buckeye.

•	Terms of the Merger Agreement. The Board believed that the provisions of the Merger Agreement were in the best interests of Buckeye and its stockholders. In particular:

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Likelihood of Completion. The Board considered the limited conditions to the parties’ obligations to complete the Offer and Merger, including the likelihood of the Offer and the Merger being approved by applicable regulatory authorities, particularly in light of Georgia-Pacific’s divestiture commitments, and the absence of any financing condition.

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Right to Respond to Competing Offers; Termination Right for Superior Proposal. The Board considered Buckeye’s ability to, subject to the terms and conditions of the Merger Agreement, provide information to and engage in negotiations with a third party who makes an unsolicited acquisition proposal which would reasonably be expected to lead to a superior proposal, and to terminate the Merger Agreement to enter into a superior proposal concurrently with paying the termination fee.

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Termination Fee. The termination fee of 3.25% of the equity value of the transaction payable to Georgia-Pacific under certain circumstances in connection with a termination of the Merger Agreement, which the Board concluded was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement.

•	Limited Matching Rights. The Board considered the fact that Georgia-Pacific has only one matching right in connection a superior proposal at a price of 10.0% or more than the Offer Price.

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Change in Recommendation. The Board considered the ability of the Board, subject to the terms and conditions of the Merger Agreement, to change its recommendation supporting the Offer or Merger, in response to a superior proposal or due to certain intervening events.

•	Enforcement. The Board considered Buckeye’s ability to seek specific enforcement of Georgia-Pacific’s obligations under the Merger Agreement.

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Structure of the Transaction. The Board considered that the structure of the transaction provided (i) an initial tender offer, which, assuming satisfaction of the conditions, can be completed promptly, reducing the period of uncertainty for stockholders, employees and customers, (ii) that subject to limited exceptions Georgia-Pacific is required to extend the Offer if the conditions to the Offer were not satisfied as of the applicable expiration date, and (iii) in certain circumstances, permits the use of a one step transaction.

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Top-Up Option. The Board considered the “top-up” option granted to Georgia-Pacific (which may be exercised by Georgia-Pacific, on its own accord or at the direction of Buckeye, only once Georgia-Pacific has acquired at least 75.0% of the outstanding shares on a fully diluted basis in the Offer), which would permit Georgia-Pacific to consummate the Merger more quickly following consummation of the Offer as a short-form merger under Delaware law and facilitate expedited payment of the Offer Price to holders of Shares not tendered into the Offer.

•	Business Reputation and Financial Strength of Georgia-Pacific. The Board considered the business reputation and substantial financial resources of Georgia-Pacific.

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Opinion of Barclays. The Board considered the opinion of Barclays rendered on April 23, 2013 to the Board to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration of $37.50 per share in cash to be offered to the stockholders of Buckeye in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of Barclays’ opinion is attached hereto as Annex II. For further discussion of Barclays’ opinion, see “—Opinion of Barclays Capital Inc., Financial Advisor to the Board” below.

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Appraisal Rights. The Board discussed the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger and who otherwise comply with all the required procedures under Delaware law.

The Board also considered potential risks and uncertainties associated with the Offer and the Merger in connection with its evaluation of the proposed transaction, including:

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No Stockholder Participation in Buckeye’s Future. If the Offer and the Merger are consummated, holders of Common Stock will receive the Offer Price in cash and will no longer have the opportunity to participate in the increase, if any, in the value of Buckeye.

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Deal Protection Measures. The Board considered the possibility that the ability of Georgia-Pacific to match competing proposals (except in limited circumstances) and the termination fee payable by Buckeye to Georgia-Pacific in certain circumstances may deter third parties who might be interested in exploring an acquisition of Buckeye, and that Buckeye might be required to pay the termination fee under circumstances in which Buckeye does not engage in another transaction. The Board acknowledged that the provisions in the Merger Agreement related to Georgia-Pacific’s match right and termination fees were insisted upon by Georgia-Pacific as a condition to entering into the Merger Agreement, that Georgia-Pacific’s match right, the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to Buckeye’s stockholders and would likely not deter competing bids.

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Failure to Close. The Board considered the risk that Georgia-Pacific may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a material adverse effect with respect to Buckeye or if Buckeye does not perform certain obligations under the Merger Agreement in all material respects. The Board also considered the potential impact of the public announcement of any termination of the Merger Agreement, including that:

•	the market price of the Common Stock would likely be adversely affected;

•	Buckeye’s directors, officers and other employees would have expended considerable time and effort to attempt to consummate the Offer and the Merger;

•	Buckeye would have incurred significant transaction and opportunity costs attempting to consummate the Offer and the Merger, including, in certain circumstances, payment of the termination fee;

•	Buckeye’s business may be subject to significant disruption;

•	Buckeye’s ability to attract and retain key personnel may be more difficult; and

•	Buckeye’s relationships with customers, suppliers and other business partners may be weakened.

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Interim Restrictions on Business Pending the Completion of the Offer. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Buckeye’s business prior to completion of the Offer or the Merger.

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Tax Treatment. The Board considered that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger would be taxable to such holders for U.S. federal income tax purposes.

•	Regulatory Approval. The Board considered the regulatory approvals that may be required to consummate the Offer and the Merger and the prospects and potential timeline for receiving such approvals.

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Potential Conflicts of Interest. The Board considered that Buckeye’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Buckeye’s other stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to stockholders of Buckeye outweigh the negative considerations.

The foregoing discussion is not intended to be exhaustive but rather includes the material factors considered by the Board. The Board reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the individual members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the complexity of those factors, the Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and the Board made its recommendation based on the totality of information available to it. In considering the factors above, the individual directors may have given different weight to different factors.

Opinion of Buckeye’s Financial Advisor

Buckeye engaged Barclays to act as its financial advisor with respect to a possible sale of Buckeye or all or substantially all of its assets. On April 23, 2013, Barclays rendered its opinion to the Board to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of Buckeye in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of April 23, 2013, is attached hereto as Annex II. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of Buckeye and does not constitute a recommendation to any stockholder of Buckeye as to whether to accept the consideration to be offered to the stockholders of Buckeye in connection with, or how such stockholder should vote with respect to, the Offer and the Merger. The terms of the Offer and the Merger were determined through arm’s-length negotiations between Buckeye and Georgia-Pacific and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to Buckeye or that any specific form of consideration constituted the only appropriate consideration for the Offer and the Merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, Buckeye’s underlying business decision to proceed with or effect the Offer and the Merger or the likelihood of consummation of the

Offer and the Merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be offered to the stockholders of Buckeye in the Offer and the Merger. Other than as described below, no limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of April 23, 2013, and the specific terms of the Offer and the Merger;

•

reviewed and analyzed publicly available information concerning Buckeye that Barclays believed to be relevant to its analysis, including Buckeye’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2012 and December 31, 2012;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Buckeye furnished to Barclays by Buckeye, including financial projections of Buckeye prepared by Buckeye’s management;

•

reviewed and analyzed a trading history of Common Stock from April 22, 2003 through April 22, 2013 and a comparison of the trading history of Common Stock from April 22, 2010 through April 22, 2013 with those of indices comprised of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Buckeye with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Buckeye;

•	had discussions with the management of Buckeye concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of Buckeye that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Buckeye, upon the advice of Buckeye, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Buckeye as to the future financial performance of Buckeye and that Buckeye would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Buckeye and did not make or obtain any evaluations or appraisals of the assets or liabilities of Buckeye. In addition, Barclays was not authorized by Buckeye to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Buckeye’s business, other than one third party that Barclays solicited on behalf of Buckeye and other than with respect to Buckeye’s nonwovens materials business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 23, 2013. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after April 23, 2013.

In arriving at its opinion, Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of Buckeye, that all material governmental, regulatory, and third party approvals, consents and releases for the Offer and the Merger will be obtained within the constraints contemplated by the Merger Agreement and that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Buckeye had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Common Stock but rather made its determination as to fairness, from a financial point of view, to Buckeye’s stockholders of the consideration to be offered to such stockholders in the Offer and the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Buckeye or any other parties to the Offer and the Merger. None of Buckeye, Georgia-Pacific, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Analysis of Implied Premiums and Multiples

Barclays analyzed the implied premiums based on the consideration of $37.50 per share of Common Stock as compared to the following:

•	the closing price of Common Stock on April 22, 2013;

•	the average closing price of Common Stock for the 30-calendar day period, 90-calendar day period and 1-year period ended on April 22, 2013;

•	the 52-week high closing price of Common Stock ending on April 22, 2013; and

•	the all-time high closing price of Common Stock, which occurred on January 20, 2012.

The results of this analysis are summarized in the following table:

Time Period	Price	Implied Premium
April 22, 2013	$29.02	29.2%
30-Day Average	$29.46	27.3%
90-Day Average	$28.95	29.5%
1-Year Average	$29.27	28.1%
52-Week High (September 14, 2012)	$32.62	15.0%
All-Time High (January 20, 2012)	$37.40	0.3%

Barclays also analyzed the implied multiple of Buckeye’s enterprise value (or short- and long-term debt plus market value of common equity, minus cash and cash equivalents) to revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for non-recurring charges, or Adjusted EBITDA, based on the consideration of $37.50 per share of Common Stock. For purposes of its analyses, Barclays used estimated revenue and Adjusted EBITDA for fiscal years ending June 30, 2013 and 2014 based on Buckeye management forecasts. Barclays also calculated the implied projected earnings per share multiples (commonly referred to as a price earnings ratio) based on consideration of $37.50 per share of Common Stock, with the projected earnings per share multiples based on Buckeye management forecasts. The results of this analysis are summarized below:

Multiple Analysis	Implied Multiple based on Consideration of $37.50 Per Share of Common Stock
Enterprise Value/Estimated 2013 Revenue	1.86x
Enterprise Value/Estimated 2014 Revenue	1.75x
Enterprise Value/Estimated 2013 Adjusted EBITDA	7.9x
Enterprise Value/Estimated 2014 Adjusted EBITDA	6.6x
Estimated 2013 Price/Earnings Ratio	16.5x
Estimated 2014 Price/Earnings Ratio	13.1x

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Common Stock, Barclays considered historical data with regard to the trading prices of Common Stock for the period from April 22, 2010 to April 22, 2013, and compared such data with the relative stock price performances during the same periods of composite indices comprised of the following dissolving pulp manufacturing companies (the “Dissolving Pulp Index”) and nonwoven materials manufacturing companies (the “Nonwoven Materials Index”):

Dissolving Pulp Index Companies

•	Borregaard ASA

•	Fortress Paper Ltd.

•	Sappi Ltd.

•	Sateri Holdings Ltd.

•	Tembec Inc.

Nonwoven Materials Index Companies

•	P.H. Glatfelter Company

•	Duni AB

•	Fiberweb PLC

Barclays noted that from April 22, 2010 to April 22, 2013, the per share closing price of Common Stock increased 93.7% while the Dissolving Pulp Index decreased 46.9%, and the Nonwoven Materials Index increased 37.6%. Barclays also noted that from April 22, 2012 to April 22, 2013, the per share closing price of Common Stock decreased 11.7% while the Dissolving Pulp Index decreased 21.6%, and the Nonwoven Materials Index increased 27.2%.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Buckeye with selected companies that Barclays, based on its experience in the dissolving pulp and nonwoven materials industries, deemed comparable to Buckeye. Barclays performed this selected comparable company analysis for Buckeye on a sum-of-parts basis using separate implied values for its specialty fibers and nonwoven materials segments. The selected comparable companies used in the analysis of the specialty fibers industry were Rayonier Inc. and the same companies listed above in the Dissolving Pulp Index (the “Specialty Fiber Companies”), and the selected comparable companies used in the analysis of the nonwoven materials industry were the same companies summarized above in the Nonwoven Materials Index (the “Nonwoven Material Companies”).

Barclays calculated and compared various financial multiples and ratios of Buckeye and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed the ratio of each company’s enterprise value to projected EBITDA for fiscal years ending 2013 and 2014 (which were calendarized from fiscal years ending September 30, 2013 and 2014 or December 31, 2013 and 2014, as the case may be, to correspond with Buckeye’s fiscal years ending June 30, 2013 and 2014). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet and I/B/E/S Consensus) and closing prices, as of April 22, 2013, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Enterprise Value as a Multiple of Fiscal Year 2013 Estimated EBITDA

	Low	Median	Mean	High
Specialty Fiber Companies*	4.0x	5.2x	5.4x	7.1x
Nonwoven Material Companies	4.3x	6.5x	5.9x	6.9x

*	Rayonier Inc. excluded from multiples due to its significant timber assets and REIT structure.

Buckeye based on Buckeye management projections	6.3x
Buckeye based on FactSet and I/B/E/S Consensus estimates	6.1x

Enterprise Value as a Multiple of Fiscal Year 2014 Estimated EBITDA

	Low	Median	Mean	High
Specialty Fiber Companies*	4.2x	4.5x	4.6x	5.2x
Nonwoven Material Companies	3.9x	5.8x	5.4x	6.6x

*	Rayonier Inc. excluded from multiples due to its significant timber assets and REIT structure.

Buckeye based on Buckeye management projections	5.3x
Buckeye based on FactSet and I/B/E/S Consensus estimates	5.6x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Buckeye. However, because no selected comparable company is exactly the same as Buckeye, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Buckeye and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Buckeye and the companies included in the selected company analysis.

Based upon these judgments, Barclays selected a range of 5.0x to 6.0x and 5.75x to 6.75x fiscal year ending June 30, 2013 estimated Adjusted EBITDA for Buckeye’s specialty fibers and nonwoven materials segments, respectively, and 4.25x to 4.75x and 5.25x to 6.25x fiscal year ending June 30, 2014 estimated Adjusted EBITDA for Buckeye’s specialty fibers and nonwoven materials segments, respectively. Barclays applied such ranges to Buckeye management projections to calculate a range of implied prices per share of Buckeye. The selected comparable company analysis yielded an implied valuation range for Common Stock of $23.50 to $28.25 per share using 2013 estimated Adjusted EBITDA, and $24.00 to $27.25 per share using 2014 estimated Adjusted EBITDA (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $37.50 per share of Common Stock. Barclays also noted that these ranges of estimated values resulted in an implied blended multiple range of 5.1x to 6.1x fiscal year ending June 30, 2013 estimated Adjusted EBITDA and 4.4x to 5.0x fiscal year ending June 30, 2014 estimated Adjusted EBITDA.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions and familiarity with the dissolving pulp and nonwoven materials industries, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Buckeye with respect to the size, mix, margins and/or other characteristics of their businesses. Barclays performed this selected precedent transactions analysis for Buckeye on a sum-of-parts basis using separate implied values for its specialty fibers and nonwoven materials segments. The following tables set forth the transactions analyzed and the results of such analysis:

Ann. Date	Acquiror	Target
Specialty Fiber Company Transactions
April 2011	Aditya Birla Group	Domsjö Fabriker
February 2011	Fulida Group Holdings Ltd	Neucel Specialty Cellulose Ltd.
September 2010	The Gores Group, LLC	Cosmo Specialty Fibers, Inc.

Nonwoven Material Company Transactions
March 2013	P.H. Glatfelter Company	Dresden Papier GmbH
September 2012	Ethemba Capital Limited	Avgol Nonwoven Industries
December 2011	Petropar SA	Fiberweb Holdings Limited – Hygiene Subsidiaries
October 2011	Suominen Corporation	Ahlstrom Corporation – Nonwoven Segment
January 2011	Blackstone Capital Partners V L.P.	Polymer Group, Inc.
February 2010	P.H. Glatfelter Company	Concert Industries Corp.
April 2008	First Quality Enterprises, Inc.	Covidien Ltd. – Retail Products Segment

Barclays calculated and compared various financial multiples and ratios of Buckeye and the target company in each of the selected precedent transactions listed above. As part of its selected precedent transactions analysis, Barclays calculated, among other things, with respect to the specialty fiber company transactions, the ratio of the purchase price to the target company’s metric tons of production capacity of dissolving pulp, or Price/Metric Ton, and, with respect to the nonwoven material company transactions, the ratio of the target company’s enterprise value to its last twelve months, or LTM, EBITDA, or EV/LTM EBITDA, as of the announcement date of such transaction. The results of this selected comparable company analysis are summarized below:

Metric	Low	Median	Mean	High
Specialty Fiber Transactions – Price/Metric Ton	$1,143	$1,619	$1,516	$1,786
Nonwoven Material Transactions – EV/LTM EBITDA	3.8x	5.7x	5.9x	7.2x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Buckeye and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Offer Price of $37.50 per share of Common Stock in the Offer and the Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and Buckeye.

Based upon these judgments, Barclays selected a range of $1,500 to $2,000 Price/ Metric Ton for Buckeye’s specialty fibers segment and 5.5x to 6.5x LTM Adjusted EBITDA for Buckeye’s nonwoven materials segment. Barclays applied such ranges to Buckeye’s metric tons of production capacity and LTM Adjusted EBITDA (as of December 31, 2012), respectively, to calculate a range of implied prices per share of Buckeye. The selected precedent transaction analysis yielded an implied valuation range for Common Stock of $25.00 to $32.75 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $37.50 per share of Common Stock. Barclays also noted that this range of estimated values resulted in an implied blended multiple range of 4.9x to 6.4x LTM Adjusted EBITDA as of December 31, 2012.

Discounted Cash Flow Analysis

In order to estimate the present value of Common Stock, Barclays performed a discounted cash flow analysis of Buckeye. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Buckeye using the discounted cash flow method, Barclays added (i) Buckeye’s projected after-tax unlevered free cash flows for fiscal years 2014 through 2018 (based on Buckeye management projections for fiscal years 2014 and 2015 and high level forecasts, extrapolations and assumptions for fiscal years 2016 through 2018 provided by Buckeye management and reviewed by Barclays with Buckeye management) to (ii) the “terminal value” of Buckeye as of June 30, 2018, and discounted such amount to its present value using a range of selected discount rates. The residual value of Buckeye at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on Buckeye’s LTM Adjusted EBITDA of 5.25x to 6.25x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to Buckeye’s LTM Adjusted EBITDA (as of June 30, 2018). The range of after-tax discount rates of 10% to 12% was selected based on an analysis of the weighted average cost of capital of Buckeye and the comparable companies.

Combining the total present value of the estimated unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for Buckeye. Barclays then deducted projected outstanding debt and added projected outstanding cash and equivalents as of June 30, 2013 to determine a range of implied equity values of Buckeye as of that date, which Barclays discounted to present value as of March 31, 2013 using the same range of discount rates summarized above. The discounted cash flow analysis yielded an implied valuation range for Common Stock of $33.25 to $40.50 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $37.50 per share of Common Stock.

In rendering its opinion, Barclays also performed certain other analyses, as set forth below, which were solely for informational purposes and were not part of its fairness determination.

Leveraged Acquisition Analysis

Barclays performed a leveraged acquisition analysis in order to ascertain a price for Common Stock which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. This analysis assumed: (i) a debt capital structure of Buckeye comprised of total leverage of funded debt to LTM Adjusted EBITDA as of June 30, 2013 of approximately 4.0x, (ii) an equity investment that would achieve a rate of return of approximately 20% to 30% over five years, and (iii) a projected Adjusted EBITDA multiple of 5.25x to 6.25x LTM Adjusted EBITDA as of June 30, 2018. Based upon these assumptions, Barclays calculated a range of implied enterprise values for Buckeye. Barclays then deducted projected outstanding debt and added projected outstanding cash and equivalents as of June 30, 2013 to determine a range of implied equity values of Buckeye as of that date. The leveraged acquisition analysis yielded an implied valuation range for Common Stock of $27.50 to $34.75 (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $37.50 per share of Common Stock.

Transaction Premium Analysis

In order to assess the premium offered to the stockholders of Buckeye in the Offer and the Merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in selected cash consideration transactions of companies valued between $500 million and $2 billion from January 1, 2008 to April 22, 2013. For each calendar year, Barclays calculated the median percentage premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s closing share price as of one trading day prior to announcement. The results of this transaction premium analysis are summarized below:

	Median Premiums Paid in Cash Consideration Transactions Valued Between $500 million and $2 billion (2008-2013)
	2008	2009	2010	2011	2012*	2013*	Overall Median
Median Premium	35.9%	33.6%	29.3%	27.6%	28.6%	30.2%	29.5%
Number of Transactions	18	15	37	30	37	9	146

*	Includes completed and pending transactions as of April 22, 2013.

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Buckeye and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the Offer and the Merger which would affect the acquisition values of the target companies and Buckeye. Based upon these judgments, Barclays selected a range of 20% to 35% to the closing price of Common Stock on April 22, 2013 to calculate a range of implied prices per share of Buckeye. The transaction premium analysis yielded an implied valuation range for

Common Stock of $34.75 to $39.25 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $37.50 per share of Common Stock.

Analyst Price Targets

Barclays reviewed the public market trading price targets for Common Stock published by six securities research analysts as of April 22, 2013. These targets reflected each analyst’s estimate of the future public market trading price for Common Stock. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of Buckeye and future financial market conditions. The securities research analyst price targets for Common Stock ranged from $29.00 to $40.00 and the average price target was $35.00, compared to the consideration of $37.50 per share of Common Stock.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with Buckeye and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Offer and the Merger.

Barclays is acting as financial advisor to Buckeye in connection with the Offer and the Merger. As compensation for its services in connection with the Offer and the Merger, Buckeye paid Barclays a fee of $1.5 million upon the delivery of Barclays’ opinion. Additional compensation estimated as of the date of Barclays’ opinion letter to be approximately $12 million will be payable on the earlier to occur of the completion of the Offer and the completion of the Merger. In addition, Buckeye has agreed to reimburse Barclays for expenses incurred in connection with the Offer and the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Buckeye, including the rendering of Barclays’ opinion. Barclays is currently performing, and may in the future perform, various investment banking and financial services for Buckeye for which Barclays may receive customary fees. During the past two years, Barclays has not received any fees from Buckeye other than in connection with the Offer and the Merger. Barclays has advised Buckeye that Barclays has also performed various investment banking and financial services for Georgia-Pacific and certain of its affiliates in the past, for which Barclays has, during the period from January 1, 2011 through March 31, 2013, received aggregate fees of approximately $735,000 from Georgia-Pacific and its subsidiaries and approximately $5.2 million from other affiliates of Georgia-Pacific, and expects to perform such services for Georgia-Pacific and certain of its affiliates in the future, for which Barclays expects to receive customary fees. Specifically, in the past two years, (a) Barclays has executed various hedging, foreign exchange, derivative and other securities and cash management transactions for Georgia-Pacific and its affiliates and (b) an affiliate of Barclays participated in a $3.5 billion credit agreement with Georgia-Pacific pursuant to which, as of the date of Barclay’s opinion letter, Barclays served as a lender in Georgia-Pacific’s revolving credit facility.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Buckeye and Georgia-Pacific and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Intent to Tender

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Buckeye and its Executive Officers, Directors or Affiliates – Tender and Support Agreements” is incorporated herein by reference.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

For information regarding the retention of and compensation payable to Barclays, see the information set forth under “Item 4. The Solicitation or Recommendation—Opinion of Buckeye’s Financial Advisor.”

Neither Buckeye, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

Other than the grant of the Top-Up Option (as defined below), pursuant to the Merger Agreement, no transactions with respect to shares of Common Stock have been effected by Buckeye or, to Buckeye’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries, during the 60 days prior to the date of this Schedule 14D-9 except for the purchase of 4,000 shares of Common Stock on March 11, 2013 by Steven G. Dean pursuant to the exercise of certain stock options held by Mr. Dean and the subsequent sale of such 4,000 shares on the same day at a price per share of $29.00, with all such transactions carried out pursuant to a plan intended to comply with the affirmative defense conditions of Rule 10b5-1 of the Exchange Act.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, Buckeye is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Buckeye’s securities by Buckeye, any subsidiary of Buckeye or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Buckeye or any subsidiary of Buckeye; (c) any purchase, sale or transfer of a material amount of assets of Buckeye or any subsidiary of Buckeye; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of Buckeye.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, Buckeye has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only from and after the Acceptance Time upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price equal to the Offer Price, a number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

Vote Required to Approve the Merger; Short-Form Merger

The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described above), at least 90% of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement (whether by meeting of Buckeye’s stockholders or otherwise), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Buckeye’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a 75% in voting power of the outstanding shares of Common Stock will be required under the Charter to effect the Merger.

Delaware Anti-Takeover Law

Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Georgia-Pacific and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder”. The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Antitrust Laws

U.S. Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the FTC, applicable to the Offer, the acquisition of shares of Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Georgia-Pacific of its Premerger Notification and Report Form with respect to the Offer, unless Georgia-Pacific receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Georgia-Pacific’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Georgia-Pacific expects to file a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of Buckeye on or about May 7, 2013. The Company expects to file its Premerger Notification and Report Form with the FTC and the Antitrust Division on or about May 7, 2013. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of filing, unless earlier terminated or extended by a request for additional information.

At any time before or after Georgia-Pacific’s acquisition of shares of Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking the divestiture of shares of Common Stock acquired by Georgia-Pacific or the divestiture of substantial assets of Buckeye or its subsidiaries or Georgia-Pacific or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Foreign Antitrust & Competition Law Clearances. Georgia-Pacific and Buckeye conduct business in many foreign countries. In connection with the purchase of the Shares in the Offer and the Merger, the laws of certain of these foreign countries may require Georgia-Pacific and the Company, each of their subsidiaries and affiliates to make filings and provide information and documents to, and obtain the approval of, governmental authorities. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares in the Offer and the Merger, or seek the divestiture of Shares acquired by Georgia-Pacific and Purchaser or the divestiture of substantial assets of Georgia-Pacific and its subsidiaries and affiliates. There can be no assurance that Georgia-Pacific and Purchaser will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

Georgia-Pacific may make such filings with governmental authorities in multiple foreign jurisdictions including, but not limited to: Germany, Spain, Taiwan, and Ukraine.

COMESA. Under the provisions of the Common Market for Eastern and Southern Africa’s (“COMESA”) Competition Regulations of December 2004, and implementing rules approved in November 2012, the acquisition of Shares pursuant to the Offer must be reported to COMESA’s Competition Commission (“CCC”). However, approval by the CCC or the expiration of any applicable waiting period is not a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Germany. Under the provisions of the German Act against Restraints on Competition, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Georgia-Pacific of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Georgia-Pacific within the one-month waiting period of the initiation of an in-depth investigation. Pursuant to the Merger Agreement, Georgia-Pacific, the Purchaser and Buckeye will use their commercially reasonably best efforts to cause to be filed the German Notification as promptly as reasonably practicable following the date of the Merger Agreement. If the FCO initiates an in-depth investigation, the acquisition of Shares pursuant to the Offer may only be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Georgia-Pacific within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is required under applicable law to complete the Offer and the Merger and, therefore, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Pakistan. Under the provisions of the Competition Merger Regulations of 2007 and Competition Act of 2010, the acquisition of Shares pursuant to the Offer must be reported to the Competition Commission of Pakistan (“CCP”). However, approval by the CCP or the expiration of any applicable waiting period is not a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Spain. Under the provisions of Spanish Act 15/2007, of 3 July, on the Defence of Competition (Ley de Defensa de la Competencia), the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the Spanish Competition Authority (Comisión Nacional de la Competencia, “SCA”), either by written approval or by expiration of a one-month waiting period starting from the filing by Georgia-Pacific (the “Spanish Notification”) with respect to the Offer, unless the SCA notifies Georgia-Pacific within the one-month waiting period of the initiation of an in-depth (“Phase II”) investigation. Pursuant to the Merger Agreement, Georgia-Pacific, the Purchaser and Buckeye will use their commercially reasonably best efforts to cause to be filed the Spanish Notification as promptly as reasonably practicable following the date of the Merger Agreement. If the SCA initiates a Phase II investigation, the acquisition of Shares pursuant to the Offer may only be authorized on competition grounds if the acquisition is approved by the SCA, either by written approval or by expiration of a two-month waiting period, which starts when the Council (Consejo) of the SCA decides to initiate the Phase II investigation. The written approval by the SCA or the expiration of any applicable waiting period is required under applicable law to complete the Offer and the Merger and, therefore, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Taiwan. Based on Buckeye’s limited activities relating to Taiwan, Georgia-Pacific intends to make a formal request to the Taiwan Fair Trade Commission (“Taiwan FTC”) that it decline to exercise jurisdiction over the Offer pursuant to the Principles for Handling Applications of Extraterritorial Combinations (the “Waiver”). If the request for the Waiver is not granted, under the provisions of the Fair Trade Law of 1991, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the Taiwan FTC, either by written approval or by expiration of a thirty-day period that is commenced by the filing by Georgia-Pacific of a complete notification to the Taiwan FTC with respect to the Offer, unless the Taiwan FTC notifies Georgia-Pacific within the initial thirty-day waiting period of an extension of the waiting period for an additional thirty days. The grant of the Waiver, written approval by the Taiwan FTC, or the expiration of any applicable waiting period without the issuance by the Taiwan FTC of an objection to the acquisition of Shares pursuant to the Offer is required under applicable law to complete the Offer and the Merger and, therefore, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Ukraine. Under the provisions of the Protection of Economic Competition Act of 11 January 2001 (“Competition Act”), the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the Anti-Monopoly Committee of Ukraine (“AMC”), either by written approval or by expiration of a forty-five day waiting period that begins upon submission of a complete application for approval of the Offer by Georgia-Pacific. If the AMC opens an investigation, there is an additional waiting period of three months from the date when the AMC receives all additionally requested information. If after this three-month waiting period there is no decision from the AMC, and the investigation is not suspended by the AMC, under certain limited circumstances as provided for by the Competition Act, the concentration is deemed to be approved. Pursuant to the Merger Agreement, Georgia-Pacific, the Purchaser and Buckeye will use their commercially reasonably best efforts to cause the application for approval to be filed as promptly as reasonably practicable following the date of the Merger Agreement. Written approval by the AMC or the expiration of any applicable waiting period without suspension of the investigation by the AMC or the issuance by the AMC of an objection to the acquisition of Shares pursuant to the Offer is required under applicable law to complete the Offer and the Merger and, therefore, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered to the Purchaser in the Offer.

Appraisal Rights

Buckeye’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of shares of Common Stock immediately prior to the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to dissent from the Merger and demand to receive a judicial determination of the fair value of the holder’s shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for shares of Common Stock held by such holder. Stockholders who tender their shares of Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the consideration paid therefor in the Offer.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of shares of Common Stock must be delivered to the Secretary of Buckeye (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger under Section 253 of the DGCL (a “Short-Form Merger”) but rather is being consummated following approval thereof at a meeting of Buckeye’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of Buckeye’s stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of shares of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Any stockholder seeking appraisal rights must hold the shares of Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

Within 120 days after the Effective Time, either Buckeye or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Common Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their shares of Common Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Georgia-Pacific would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the shares of Common Stock is less than that paid in the Offer, as applicable. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the shares of Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of shares of Common Stock will have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her shares of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Buckeye as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal will cease. Inasmuch as Buckeye has no obligation to file such a petition, and Buckeye understands Georgia-Pacific has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES OF COMPANY COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Certain Projections.

Buckeye does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, Buckeye provided to representatives of Georgia-Pacific and the Purchaser certain non-public forward-looking information concerning Buckeye’s anticipated operating performance for fiscal years ending June 30, 2013, 2014 and 2015 detailed in the following table. Buckeye also provided these projections to Barclays for its use in connection with the rendering of its opinion to the Board and performing its related financial analysis. The following projections for the fiscal years ending June 30, 2013, 2014 and 2015 are management’s projections for such years, as reviewed from time to time with the Board.

($ in millions)	Fiscal Year Ending June 30,
	2013	2014	2015
Sales	$810.0	$858.4	$899.5
Gross Profit	190.2	223.1	242.4
Adj. EBIT(1)	137.8	171.0	189.1
Adj. EBITDA(2)	189.8	226.4	246.6
Adj. Net Income(3)	90.2	112.8	124.8
Free Cash Flow(4)	53.1	116.6	115.6

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Net income adjusted for fuel tax credits and other non-recurring charges.
(4)	Net cash provided by operating activities less net cash used in investing activities (excluding purchases of short-term investments).

The following projections for fiscal years ending June 30, 2016, 2017 and 2018 are based on high-level forecasts, extrapolations and assumptions provided by management and reviewed by Barclays with management. These projections were prepared solely for use in connection with Barclays’ discounted cash flow analysis of Buckeye.

($ in millions)	Fiscal Year Ending June 30,
	2016	2017	2018
Sales	$927	$950	$968
Gross Profit	265	284	298
Adj. EBIT(1)	211	228	241
Adj. EBITDA(2)	267	284	297
Unlevered Free Cash Flow(3)	128	123	129

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Adjusted EBIT less taxes on Adjusted EBIT plus depreciation and amortization less net capital expenditures less change in net working capital.

Buckeye did not prepare the projections with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and Buckeye’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Buckeye’s internal financial forecasts (upon which the projections provided to Georgia-Pacific, the Purchaser and Barclays were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The projections may differ from publicized analyst estimates and forecasts and do not take into account any events of circumstances accuracy after the date then were prepared, including the announcement of the Merger.

The projections also reflect numerous assumptions made by the management of Buckeye, including assumptions with respect to industry performance, the market for Buckeye’s existing and new products and services, Buckeye’s ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Buckeye’s control. These projections do not give effect to the Offer or the Merger, or any alterations that Buckeye’s management or board of directors may make to Buckeye’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to risks and uncertainties described in reports filed by Buckeye with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Buckeye’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Buckeye’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and Quarterly Report on Form 10-Q for the quarters ended September 30, 2012 and December 31, 2012. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Buckeye’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and Quarterly Report on Form 10-Q for the quarters ended September 30, 2012 and December 31, 2012 are not applicable to any forward looking statements made in connection with the Offer.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of Georgia-Pacific, the Purchaser, Buckeye, Barclays or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Georgia-Pacific, the Purchaser, Buckeye, Barclays or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Buckeye compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Litigation

On May 1, 2013, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned James Beckett, Jr. v. Buckeye Technologies Inc., et. al., Case No. 8519-CS. The complaint names as defendants Buckeye, each member of the Buckeye board of directors (the “Individual Defendants”), Georgia-Pacific and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Georgia-Pacific and the Purchaser aided and abetted these purported breaches of fiduciary duties. The complaint includes, among other allegations, that the Individual Defendants failed to act in good faith and with due care to maximize the value of Buckeye to its stockholders. The relief sought includes, among other things, an injunction prohibiting the completion of the proposed transaction, rescission (to the extent the proposed transaction has been completed), and the payment of plaintiff’s attorneys’ fees and costs. Buckeye believes the complaint is without merit and intends to vigorously defend the action.

Forward-Looking Statements

Any statements made regarding the proposed transaction between Georgia-Pacific and Buckeye, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this Schedule 14D-9 that are not purely historical fact are “forward-looking statements” that are based on management’s beliefs, certain assumptions and current expectations as of the date hereof and which we believe are reasonable. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. Other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements include those that may be contained from time to time in the documents we file with the SEC, including our annual report on Form 10-K for the fiscal year ended June 30, 2012, and quarterly and current reports on Form 10-Q and Form 8-K, respectively. The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated May 7, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed on May 7, 2013 by Georgia-Pacific and Purchaser (the “Schedule TO”)).

(a)(2)	Letter of Transmittal for Shares (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter of Transmittal for Employee Restricted Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Joint Press Release issued by Georgia-Pacific and Buckeye, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K, filed on April 24, 2013 by Buckeye).

(a)(8)	Company Transaction Talking Points/Q&A (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, filed on April 24, 2013 by Buckeye, Georgia-Pacific and Purchaser).

(a)(9)	Customer Talking Points and Q&A (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, filed on April 24, 2013 by Buckeye, Georgia-Pacific and Purchaser).

(a)(10)*	Letter to Stockholders of Buckeye Technologies Inc, dated May 7, 2013.

(a)(11)*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (attached as Annex I to this Schedule 14D-9).

(a)(12)*	Opinion of Barclays Capital Inc., dated April 23, 2013 (included as Annex II to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on April 23, 2013).

(e)(2)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on October 27, 2009).

Exhibit No.	Document

(e)(4)	Form of Amended and Restated Change in Control Agreement for Buckeye’s Chief Executive Officer and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on September 21, 2011).

(e)(5)	Form of Amended and Restated Change in Control Agreement for Buckeye’s Senior Vice Presidents (incorporated by reference to Exhibit 10.2 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on September 21, 2011).

(e)(6)	Form of Letter Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(7)	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on October 25, 2012).

(e)(8)	Articles of Amendment to the Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(a) to Form S-4 (File No. 333-59267), filed on July 16, 1998).

(e)(9)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Buckeye’s Quarterly Report on Form 10-Q for quarter ended December 31, 1997 (File No. 001-14030), filed on February 13, 1998).

(e)(10)	Second Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to Buckeye’s Current Report on Form 8-K (File No. 001-14030), filed on October 25, 2012).
*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ John B. Crowe
Name:	John B. Crowe
Title:	Chairman of the Board and Chief Executive Officer

Date: May 7, 2013

ANNEX I

BUCKEYE TECHNOLOGIES INC.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about May 7, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Buckeye Technologies Inc. (“we”, “us”, “our”, “Buckeye” or the “Company”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), with respect to the cash tender offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $37.50 per share (the “Offer Price”), net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 23, 2013 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). Capitalized terms used in this Information Statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to the board of directors of the Company (the “Board”). The Merger Agreement provides that, after such time as Purchaser accepts for payment shares of Common Stock tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, subject to compliance with applicable law and the rules and regulations of the New York Stock Exchange (the “NYSE”), Purchaser shall be entitled to elect or designate such number of directors (referred to as “Purchaser’s Designees”), rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the Purchaser’s Designees pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of the Common Stock beneficially owned by Parent and its direct or indirect wholly-owned subsidiaries, including the Purchaser, bears to the total number of shares of the Common Stock then outstanding.

The Merger Agreement further provides that, after the Acceptance Time, we shall, upon Purchaser’s request, promptly take all actions as are necessary to enable Purchaser’s Designees to be so elected or designated to the Board, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the By-laws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of our incumbent directors as are necessary or desirable to enable Purchaser’s Designees to be so elected or designated to the Board, and will cause Purchaser’s Designees to be so elected or designated at such time, provided that the Company’s chief executive officer shall not resign from the Board pursuant to such provision of the Merger Agreement.

The Merger Agreement also provides that, after the Acceptance Time, we shall, upon Purchaser’s request, promptly cause the directors elected or designated by Purchaser to the Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and the rules of the NYSE.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Certain of the information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser’s Designees (as defined below) has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S DESIGNEES

Purchaser will select its designees from the list of potential designees provided below (the “Potential Designees”). Purchaser has informed the Company that each of the Potential Designees has consented to serve as a director of the Company if so designated.

None of the Potential Designees currently is a director of, or holds any management or other employment position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company. It is expected that Purchaser’s Designees may assume office at any time following the Acceptance Time, and that, upon assuming office, Purchaser’s Designees are expected to constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Georgia-Pacific LLC, 133 Peachtree Street, N.E., Atlanta, Georgia 30303-1847, (404) 652-4000, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Patrick J. Boushka	48	Mr. Boushka became President of GP Cellulose, LLC, a wholly owned subsidiary of Georgia-Pacific LLC, in 2006 and continues to serve in that role. Mr. Boushka’s experience as the President of GP Cellulose, LLC provides executive level leadership and a deep knowledge of the Company’s industry.

James B. Hannan	47	Mr. Hannan became President and Chief Executive Officer of Georgia-Pacific in 2007 and continues to serve in those roles. Mr. Hannan became a director of KII in 2013 and a manager of Georgia-Pacific in 2006 and continues to serve in those roles. Mr. Hannan’s service as the President and Chief Executive Officer of Georgia-Pacific provides significant leadership and management experience. Mr. Hannan also provides a deep understanding of the Company’s industry.

Wesley Jones	58	Mr. Jones became an Executive Vice President of Georgia-Pacific in 2011 and continues to serve in that role. Prior to that, Mr. Jones became Senior Vice President of Operations Excellence and Compliance of Georgia-Pacific in 2007. Mr. Jones became a manager of Georgia-Pacific in 2007 and continues to serve in that role. Mr. Jones’ executive experience as the Executive Vice President of Georgia-Pacific, and his comprehensive understanding of the operations and compliance requirements of a multi-national company, given his former role as Senior Vice President of Operations Excellence and Compliance of Georgia-Pacific, provided important expertise in the oversight function of the Company’s board.

David G. Park	47	Mr. Park became Senior Vice President of Strategy and Business Development of Georgia-Pacific in 2006 and continues to serve in that role. Mr. Park became the President of the Purchaser as of the date of its formation in 2007 and continues to serve in that role. Mr. Park provides significant leadership experience and a deep knowledge of the Company’s industry. His knowledge of trends and opportunities in the industry is important to the growth of the Company.

Kathleen Ann Walters	62	Ms. Walters has been Executive Vice President - Consumer Products Group of Georgia-Pacific since 2012. Prior to that, Ms. Walters was Executive Vice President – Global Consumer Products of Georgia-Pacific beginning in 2007. Ms. Walters’ service as Georgia-Pacific’s Executive Vice President – Consumer Products Group, and previous experience as Executive Vice President – Global Consumer Products offers the Board a deep and comprehensive knowledge of the Company’s customers and industry. She offers significant leadership experience by virtue of her role as an executive officer of Georgia-Pacific.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, of which, as of the close of business on May 1, 2013, there were 39,528,015 shares issued and outstanding (excluding 3,614,755 shares held in treasury, and including 640,425 unvested restricted shares subject to forfeiture restrictions, repurchase rights or other restrictions under the Company’s Amended and Restated 1995 Management Stock Option Plan, the Second Amended and Restated 1995 Incentive and Nonqualified Stock Option Plan for Management Employees, the Restricted Stock Plan, the Amended and

Restated 2007 Omnibus Incentive Compensation Plan and the Amended and Restated Formula Plan for Non-Employee Directors (including 238,810 performance shares)) and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding or reserved for future issuance under any agreement, arrangement or understanding. The Shares constitute the only class of securities of the Company that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The names and ages of the current directors of the Company as of May 1, 2013 are as follows:

Name	Age	Position(s)	Director of the Company Since
John B. Crowe	66	Chairman of the Board and Chief Executive Officer	2004
Shannon A. Brown	56	Director	2012
George W. Bryan	69	Director	2001
R. Howard Cannon	50	Director	1996
Red Cavaney	70	Director	1996
David B. Ferraro	75	Director	1993
Katherine Buckman Gibson	51	Director	2004
Lewis E. Holland	70	Director	2005
Virginia B. Wetherell	65	Director	2006

The Board consists of nine directors. Each of the Company’s directors is elected to hold office until his or her successor is duly elected and qualified chosen or until his or her earlier death, resignation or removal. Biographical information concerning the directors is set forth below:

John B. Crowe, age 66, has been a director of Buckeye since August 2004. Since July 2006, he has served as Chairman of the Board and Chief Executive Officer of Buckeye. From April 2003 through June 2006, he served as President and Chief Operating Officer of Buckeye. He was Senior Vice President, Wood Cellulose from January 2001 to April 2003. He joined Buckeye in December 1997 and was Vice President, Wood Cellulose from January 1998 to January 2001. Prior to joining Buckeye, he was Executive Vice President and General Manager at Alabama River Pulp Co., Inc. and Alabama Pine Pulp Co., Inc. from 1994 to 1997. He was Vice President and Site Manager of Flint River Operations, a subsidiary of the Weyerhaeuser Company from 1992 to 1994. From 1979 to 1992, he served in numerous positions with the Procter & Gamble Company. Mr. Crowe is a director of Myers Industries, Inc.

Key Attributes, Experiences and Skills: Mr. Crowe’s service as our Chairman and Chief Executive Officer and his various other management positions with our company provides significant leadership and management experience. Mr. Crowe also provides a deep understanding of our industry, having 32 years of experience in manufacturing, serving in multiple plant manager and site manager roles.

Shannon A. Brown, age 56, has been a director since August 2012, when the Board appointed Mr. Brown to fill the unexpired term of Kristopher J. Matula, a former Class III director. Since 2008, Mr. Brown has served as Senior Vice President, HR and Chief Diversity Officer for FedEx Express. From 2005-2008, Mr. Brown served as Senior Vice President, HR and Chief Diversity Officer for FedEx Ground. Prior to that, Mr. Brown held various positions at FedEx Express from 1998-2005.

Key Attributes, Experiences and Skills: Mr. Brown provides substantial experience in human resources to our Board, with extensive experience in leadership development, recruitment, employee benefits and compensation. Mr. Brown’s positions as Chief Diversity Officer for FedEx Express and FedEx Ground since 2003 provide our Board with significant leadership experience.

George W. Bryan, age 69, has been a director of Buckeye since April 2001. Mr. Bryan served as a Senior Vice President of the Sara Lee Corporation between 1983 and 2000. Mr. Bryan is a director of Regions Financial Corp. Mr. Bryan is also a private real estate developer and President of Old Waverly Properties, LLC.

Key Attributes, Experiences and Skills: Mr. Bryan offers valuable leadership experience as a result of his holding several key positions in a major corporation in the areas of production, sales and marketing. His experience as a member of the board of directors of other public companies also is valuable to Buckeye.

R. Howard Cannon, age 50, a private investor, has been a director of Buckeye since 1996. Mr. Cannon resigned from service as an officer of Buckeye in April 2005 to pursue other interests. From April 2003 to April 2005, he served as Senior Vice President, Wood Cellulose. Mr. Cannon was Vice President, Nonwovens Sales from August 2000 to April 2003 and was Manager, Corporate Strategy from November 1999 to August 2000. Before assuming a position with Buckeye, he was President of Dryve, Inc., a company which at one time consisted of 33 dry cleaning operations, a position he had held since 1987.

Key Attributes, Experiences and Skills: As a former officer of the Company, Mr. Cannon provides our Board with a deep and comprehensive knowledge of, and experience with, our company and our industry. Mr. Cannon has important leadership experience; his financial experience and business expertise gained in founding and developing a successful business with 33 locations add value to the Company.

Red Cavaney, age 70, has been a director of Buckeye since 1996. From November 2008 to December 2012, he was Senior Vice President – Government Affairs of ConocoPhillips Company. From 1997 to October 2008, he served as President and Chief Executive Officer of the American Petroleum Institute. He was President, Chief Executive Officer and a director of the American Plastics Council from 1994 to 1997 immediately following service as President of the American Forest & Paper Association and President of its predecessor, the American Paper Institute. He is also a member of the Boards of Directors of the US Chamber of Commerce and the National Association of Manufacturers, as well as past Chairman of the American Society of Association Executives and the American Council on Capital Formation.

Key Attributes, Experiences and Skills: Mr. Cavaney offers deep knowledge of our industry from his positions with the American Forest & Paper Association and the American Paper Institute. Additionally, his knowledge of the energy industry and his understanding of government agencies and government activities are important resources to us. In addition, Mr. Cavaney provides valuable leadership experience as a result of the various executive positions he has held.

David B. Ferraro, age 75, a private investor, has been a director of Buckeye since March 1993. From April 2003 through June 2006, he served as Chairman of our Board and our Chief Executive Officer; he retired from the Company in September 2006. From March 1993 to April 2003, he was President and Chief Operating Officer of Buckeye. He was Manager of Strategic Planning of The Procter & Gamble Company from 1991 through 1992. He served as President of Buckeye Cellulose Corporation, then a subsidiary of Procter & Gamble, from 1989 through 1991, as its Executive Vice President and Manager of Commercial Operations from 1987 through 1989, and as its Comptroller from 1973 through 1986.

Key Attributes, Experiences and Skills: As our former Chairman and Chief Executive Officer, Mr. Ferraro offers our Board a deep and comprehensive knowledge of our company, our customers and our industry. Mr. Ferraro also provides valuable financial expertise, having previously served as our chief financial officer.

Katherine Buckman Gibson, age 51, has been a director of Buckeye since August 2004. Since April 2000, she has been Chairman of the Board of Directors of Bulab Holdings, Inc., the parent company of Buckman. From May 1993 to May 2001, she served as Secretary of Buckman and as Vice President-Legal from 1994 to 2001. She also serves as Vice Chairman of Buckman.

Key Attributes, Experiences and Skills: Ms. Buckman Gibson’s service with Buckman, a leading manufacturer of specialty chemicals for aqueous industrial systems serving the pulp and paper, water treatment and leather markets, provides our Board with substantial industry experience. She offers significant leadership experience by virtue of her extensive international commercial experience and her legal and financial education.

Lewis E. Holland, age 70, has been a director of Buckeye since September 2005. He is also a director of Evolve Bank & Trust. Mr. Holland was President of Henry Turley Company, a real estate company specializing in development of urban communities, from 2001 until his retirement in September 2009. He previously served as Vice Chairman and Chief Financial Officer and also head of ancillary businesses at National Commerce Bancorporation from 1994 until July 2001. From 1989 to 1994, Mr. Holland was a partner with the accounting firm of Ernst & Young LLP where he managed the Memphis audit staff.

Key Attributes, Experiences and Skills: Mr. Holland provides substantial financial expertise to our Board through his positions with Ernst & Young LLP, National Commerce Bancorporation and Evolve Bank & Trust. Mr. Holland also offers leadership experience as a result of his positions as President of Henry Turley Company and Vice Chairman and Chief Financial Officer of National Commerce Bancorporation.

Virginia B. Wetherell, age 65, has been a director of Buckeye since May 2006. She is co-founder and a director of Florida Biomass Energy, LLC and serves as President of Wetherell Consulting, Inc. From 1991 to 1998, she served as Secretary to the Florida Department of Environmental Protection. From 1988 to 1991, she served as the Deputy Director to the Florida Department of Natural Resources. From 1982 to 1988, she served as a State Representative to the Florida House of Representatives.

Key Attributes, Experiences and Skills: Ms. Wetherell provides our Board with extensive knowledge of environmental issues through her experience as Secretary to the Florida Department of Environmental Protection and Deputy Director to the Florida Department of Natural Resources. As co-founder and director of Florida Biomass Energy, LLC, she is knowledgeable in the areas of bio-energy and sustainability. Ms. Wetherell also offers leadership experience as a former legislator, a former public servant and as President of Wetherell Consulting, Inc.

Executive Officers

The names and ages of the current executive officers of the Company as of May 1, 2013 are as follows:

Name	Age	Position Held
John B. Crowe	66	Chairman of the Board, Chief Executive Officer and Director
Steven G. Dean	57	Executive Vice President and Chief Financial Officer
Douglas L. Dowdell	55	Executive Vice President, Specialty Fibers
Charles S. Aiken	63	Sr. Vice President, Energy and Sustainability
Sheila Jordan Cunningham	61	Sr. Vice President, General Counsel and Secretary
Paul N. Horne	57	Sr. Vice President, Product and Market Development
Marko M. Rajamaa	51	Sr. Vice President, Nonwovens
Terrence M. Reed	53	Sr. Vice President, Human Resources

Executive officers are appointed by our Board and hold office at the pleasure of our Board. Executive officers devote their full time to our affairs. See the information provided above with respect to John B. Crowe, our Chief Executive Officer.

Steven G. Dean, age 57, has served as Executive Vice President and Chief Financial Officer since July 24, 2012. He served as Senior Vice President and Chief Financial Officer from July 2007 to July 2012. He served as Vice President and Chief Financial Officer from July 2006 to July 2007. He served as Vice President and Controller from February 2006 to July 2006. Mr. Dean served as Company Controller from December 2005 to February 2006. Previously, he served as Controller for Buckeye’s Specialty Fibers Division from December 2004 to November 2005 and Controller for Buckeye’s Nonwovens Division from August 2001 to November 2004. Prior to joining Buckeye in 1999, he held various financial management positions with Thomas & Betts and Hewlett-Packard.

Douglas L. Dowdell, age 55, has served as Executive Vice President, Specialty Fibers since July 24, 2012. He served as Senior Vice President, Specialty Fibers from February 2006 to July 2012. He served as Senior Vice President, Nonwovens from February 2005 to February 2006. He served as Vice President, Nonwovens from October 2003 to February 2005. He served as Vice President, Absorbent Wood Fiber Sales from February 2002 to October 2003. He served as Vice President, Nonwovens Business Development from February 2001 to February 2002. He served as Vice President, Absorbent Products Business Development from August 2000 to February 2001. Prior to August 2000 he held several positions in the Company including: Manager, Absorbent Fiber Sales; Manager, Business Development; and Manager, Wood Procurement. He was an employee of Procter & Gamble from 1988 to March 1993.

Charles S. Aiken, age 63, has served as Senior Vice President, Energy and Sustainability since January 1, 2010. He served as Senior Vice President, Manufacturing from October 2003 to January 2010. He served as Senior Vice President, Nonwovens Manufacturing from April 2000 to October 2003. He served as Vice President, Business Systems from April 1998 to April 2000 and as Vice President, Foley Plant from June 1995 to April 1998. He was an employee of Procter & Gamble from 1977 to March 1993.

Sheila Jordan Cunningham, age 61, has served as Senior Vice President, General Counsel and Secretary since April 2000. She served as Vice President, General Counsel and Secretary from April 1998 to April 2000. She served as Assistant General Counsel from March 1997 to April 1998 and as Secretary from July 1997 to April 1998. Prior to joining us, she was a partner in the law firm of Baker, Donelson, Bearman, Caldwell, & Berkowitz, P.C.

Paul N. Horne, age 57, has served as Senior Vice President, Product and Market Development since February 1, 2006. He served as Senior Vice President, Cotton Cellulose from January 2001 to February 2006. He served as Senior Vice President, Commercial – Specialty Cellulose from July 1997 to January 2001 and as Vice President, North and South American Sales from October 1995 to July 1997. He was an employee of Procter & Gamble from 1982 to March 1993.

Marko M. Rajamaa, age 51, has served as Senior Vice President, Nonwovens since October 26, 2006. He served as Vice President, Nonwovens from February 2006 to October 2006 and as Vice President, Nonwovens Sales – Europe and Middle East from January 2002 to February 2006. Previously, he served as Manager, Nonwoven Sales, Europe, Middle East and Africa from 1999 to 2002. Prior to joining Buckeye in 1999, he held various sales management positions with Walkisoft / UPM-Kymmene.

Terrence M. Reed, age 53, has served as Senior Vice President, Human Resources since July 24, 2012. He served as Vice President, Human Resources from March 2006 to July 2012. Previously he served as Plant Manager, Foley Plant from January 2005 to March 2006 and prior to that he held various manufacturing roles in the Foley Plant. Prior to joining Buckeye in 1995, he was an engineer for American Greetings Corporation from 1992 to 1995 and was an officer in the United States Army from 1983 to 1992.

CORPORATE GOVERNANCE AND BOARD MATTERS

Leadership Structure of the Board of Directors

Our Chief Executive Officer also serves as the Chairman of the Board, and we have an independent Presiding Director with broad authority and responsibility. Our Board appointed George W. Bryan as the Presiding Director to preside over executive sessions of non-management directors effective August 7, 2012, for a one year term. From August 2, 2011 through the expiration of his term on August 7, 2012, Mr. Cannon served as Presiding Director to chair meetings of our Board’s executive sessions of non-management directors. The non-management directors met in executive session at least one time during fiscal year 2012.

Our Board believes that this leadership structure—a combined Chairman of the Board and Chief Executive Officer and an independent Presiding Director—is the most appropriate structure for us at this time. Because the

Chief Executive Officer has extensive knowledge of our business, our Board has concluded that he is in the best position to lead most effectively by serving in the key position of Chairman of the Board. In addition, the Chief Executive Officer is able to act as a conduit between the Board and management to plan and execute Board meetings, to provide updates between Board meetings, as necessary, and to efficiently execute Board directives. We believe that this leadership structure reduces the potential for confusion about leadership roles and duplication of efforts. Finally, this structure allows a single person to speak for and lead Buckeye and our Board, while also providing for effective oversight by an independent Board through an independent Presiding Director. Our Board believes that leadership of both our Board and Buckeye by Mr. Crowe is the best structure to lead us in the achievement of its goals and objectives and establishes an effective balance between effective Company leadership and appropriate oversight by non-employee directors.

Meetings of the Board of Directors

Our Board held 11 meetings during the fiscal year ended June 30, 2012. Directors are expected to attend each meeting of our Board and each meeting of those Committees on which they serve. In addition to meetings, our Board and its Committees review and act upon matters through written consent procedures. All of the directors attended 75% or more of the total number of meetings of the Board and those Committees on which they served during the last fiscal year.

We adopted a policy for attendance by our Board at our stockholder annual meetings that encourages directors, if practicable and time permitting, to attend our stockholder annual meetings. Eight of our current directors attended the Annual Meeting of Stockholders held on October 23, 2012.

Board Independence

In accordance with the NYSE’s listing requirements, our Board has evaluated each director’s independence from us and our management based on the NYSE’s definition of “independence.” In its review of each director’s independence, our Board reviewed whether any transactions or relationships exist currently or, during the past three years existed, between each director and us and our subsidiaries, affiliates, equity investors or independent registered public accounting firm. The Board also examined whether there were any transactions or relationships between each director and members of our senior management or their affiliates. Based on the review of the Board and the NYSE’s definition of “independence,” the Board has determined that a majority of our Board is “independent.” The independent directors are Mr. Brown, Mr. Bryan, Mr. Cavaney, Mr. Cannon, Mr. Ferraro, Ms. Buckman Gibson, Mr. Holland and Ms. Wetherell. Our Board has also determined that each of the members of our Audit Committee is “independent” for purposes of Rule 10A-3 under the Exchange Act.

Stockholder Communications with the Board of Directors

Stockholders and other interested parties may send communications to our Board or any Committee of the Board by writing to our Board or the Committee at Buckeye Technologies Inc., P.O. Box 80407, 1001 Tillman Street, Memphis, TN 38108-0407, Attention: Corporate Secretary. The Secretary will distribute all stockholder and other interested party communications to the intended recipients and/or distribute to the entire Board, as appropriate.

In addition, stockholders and other interested parties may also contact the Presiding Director or the non-management directors as a group by writing to the Presiding Director, c/o Buckeye Technologies Inc., P.O. Box 80407, 1001 Tillman Street, Memphis, TN 38108-0407, Attention: Corporate Secretary. The Secretary will forward all stockholder and other interested party communications to the Presiding Director who will review and distribute, if addressed to the non-management directors, all stockholder and other interested party communications to the non-management directors as a group.

Committees of the Board of Directors

Our Board currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

All members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are independent. The following table sets forth the current membership of our standing committees:

Board Member	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Shannon Brown		X	X
George W. Bryan		X	X (Chair)
Red Cavaney	X	X (Chair)
R. Howard Cannon	X		X
Katherine Buckman Gibson	X		X
Lewis E. Holland	X (Chair)	X
Virginia B. Wetherell	X	X	X

Audit Committee

The Audit Committee currently consists of Mr. Lewis E. Holland (Chairman), Mr. Red Cavaney, Mr. R. Howard Cannon, Ms. Katherine Buckman Gibson and Ms. Virginia B. Wetherell, all of whom are independent directors of Buckeye under the listing standards of the NYSE. Our Board has determined that Mr. Holland is an “audit committee financial expert” as such term is defined in the rules of the SEC.

The Audit Committee met seven times during fiscal year 2012. A copy of the Audit Committee charter is available to our stockholders and other interested parties at the Investors tab on our website at www.bkitech.com and is also available in print to any stockholder or other interested party who makes a request to our Corporate Secretary. Ernst & Young LLP currently serves as our independent registered public accounting firm.

The Audit Committee has the authority and responsibility to:

•	hire one or more independent registered public accountants to audit our books, records and financial statements and to review our systems of accounting (including our systems of internal control);

•	discuss with the independent registered public accounting firm the results of the annual audit and quarterly reviews;

•	conduct periodic independent reviews of the systems of accounting (including systems of internal control);

•	make reports periodically to our Board with respect to its findings; and

•	undertake other activities described more fully in the section called “Report of the Audit Committee of the Board.”

Compensation Committee

The Compensation Committee currently consists of Mr. Red Cavaney (Chairman), Mr. Shannon Brown, Mr. George W. Bryan, Mr. Lewis E. Holland and Ms. Virginia B. Wetherell, all of whom are independent, non-employee directors of Buckeye under the listing standards of the NYSE. Each member of the Compensation Committee is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

The Compensation Committee met five times during fiscal year 2012. Our Board adopted a written charter for our Compensation Committee, which is available to our stockholders and other interested parties at the Investors tab on our web site at www.bkitech.com and is also available in print to any stockholder or other interested party who makes such a request to our Corporate Secretary.

The Compensation Committee’s responsibilities include:

•	determining, or recommending to our Board for determination, the compensation and benefits of all of our executive officers;

•	reviewing our compensation and benefits plans to ensure that they meet corporate objectives as well as evaluating the risk associated with the compensation and benefit plans;

•	reviewing and recommending to the entire Board the compensation for Board members;

•	administering our stock plans and other incentive compensation plans; and

•	other matters that our Board specifically delegates to the Compensation Committee from time to time.

During 2012, the Compensation Committee retained Pearl Meyer & Partners to provide information and recommendations on various issues, including long-term incentive compensation. During fiscal 2012, our Chief Executive Officer, along with other members of management, provided recommendations to, and participated in portions of the Compensation Committee’s meetings with respect to the compensation to be received by persons other than themselves.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Mr. George W. Bryan (Chairman), Mr. Shannon Brown, Mr. R. Howard Cannon, Ms. Katherine Buckman Gibson and Ms. Virginia B. Wetherell, all of whom are independent directors of Buckeye under the listing standards of the NYSE.

The Nominating and Corporate Governance Committee met eight times during fiscal year 2012. Our Board adopted a written charter for our Nominating and Corporate Governance Committee, which is available to our stockholders and other interested parties at the Investors tab on our web site at www.bkitech.com and is also available in print to any stockholder or other interested party who makes such a request to the Company’s Secretary.

The Nominating and Corporate Governance Committee has the authority and responsibility to:

•	assist our Board by actively identifying individuals qualified to become Board members;

•	recommend to our Board the director nominees for election at the next annual meeting of stockholders or for appointment to our Board, as appropriate;

•	monitor significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies;

•	lead our Board and each committee of our Board in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation;

•	review and establish, for approval by the full Board, succession planning and retention practices for the Chief Executive Officer; and

•	develop and recommend to our Board and administer our Corporate Governance Guidelines.

When evaluating director candidates, the Committee considers several factors, including the individual’s character, judgment, ethics, integrity, familiarity with our business and whether his or her experience and skills are complementary to our Board and business. Generally, candidates have significant leadership, industry and finance experience. The Committee will also consider the candidate’s willingness to devote a sufficient amount of time to perform his or her duties as a director effectively and other relevant factors it deems appropriate. The Committee makes a recommendation to the full Board as to any persons it believes should be nominated by our Board, and our Board determines the nominees after considering the recommendation and report of the Committee.

During the fiscal year ended June 30, 2012, the Committee did not engage any third party to assist it in identifying or evaluating nominees for election to our Board.

The Committee will consider nominees to our Board recommended by stockholders if stockholders comply with our advance notice requirements. Our By-laws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information, including the name and address of the stockholder delivering the notice as it appears on our stock records, the number and class of shares held of record by such stockholder, information about derivative securities holdings of such stockholder, any arrangement or understanding pursuant to which such stockholder has a right to vote or has granted a right to vote any shares of our stock, whether such stockholder has a short interest in any of our securities, whether such stockholder is entitled to a fee based on the value of our securities, a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate such nominee, and a certification that such stockholder has complied with all applicable federal, state and other legal requirements in connection with such stockholder’s acquisition of our securities and such stockholder’s acts or omissions as a stockholder of us. The foregoing summary does not include all requirements a stockholder must satisfy in order to nominate a candidate to the Board. Stockholders who wish to recommend a nominee to our Board should read carefully our By-laws, which are available at the Investors tab of our website at www.bkitech.com.

In order to be eligible to be a nominee for election as a director of the Company by a stockholder, such potential nominee must deliver to our Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on our Board, and would be in compliance with all of our applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

Role in Risk Oversight

Our Board implements its risk oversight function both as a whole and through its Committees. Throughout the year, our Board and the Committees to which it has delegated responsibility conduct risk assessments and discuss identified risks and how to eliminate or mitigate such risks.

Management communicates regularly with our Board and its Committees on significant risks and how they are being managed, and directors are free to communicate directly with senior management. Management believes that we have developed effective internal control processes to identify and manage risks.

The Audit Committee has primary responsibility for overseeing our risk management. It oversees risks related to our financial statements, the financial reporting process, accounting and legal matters. The Audit Committee oversees the internal audit function and our ethics and compliance program. The Compensation Committee evaluates the risks associated with the Company’s compensation philosophy and programs. The Nominating and Corporate Governance Committee oversees risks associated with its areas of responsibility, including, along with the Audit Committee, our Code of Business Conduct and Ethics. In addition, our Board is routinely informed of our developments that could affect our risk profile and business in general.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee for fiscal year 2012 consisted of Mr. Red Cavaney (Chairman), Mr. George W. Bryan, Ms. Virginia Wetherell and Mr. Lewis E. Holland, all of whom were independent directors. No executive officer serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our Board or Compensation Committee. No director who also serves as an executive officer participated in deliberations regarding his own compensation.

Corporate Governance Documents

The Code of Business Conduct and Ethics, the Employee Complaint Procedures for Accounting and Auditing Matters, the Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee were adopted by us for the purpose of increasing transparency in our governance practices as well as promoting honest and ethical conduct, promoting full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, and promoting compliance with all applicable rules and regulations that apply to us and our officers and directors.

The Code of Business Conduct and Ethics applies to the members of our Board, our Chief Executive Officer and our senior financial officers as well as all our other officers and employees. It provides that any waiver of this code may be made only by our Board. Any waiver in favor of a director or executive officer is publicly disclosed. We disclose amendments to, and waivers from, the Code of Business Conduct and Ethics, if any, on our website, www.bkitech.com.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The Audit Committee for fiscal year 2012 consists of Mr. Red Cavaney, Mr. R. Howard Cannon, Ms. Katherine Buckman Gibson and Mr. Lewis E. Holland (Chair).

All four directors who served on the Audit Committee in the 2012 fiscal year met the independence, financial literacy and qualification standards required by the NYSE. Our Board determined that Mr. Holland is an “audit committee financial expert,” as defined by SEC rules, for fiscal year 2012. The Audit Committee operates in accordance with its written charter, which was most recently revised in April 2012. A copy of this charter is available on our website at www.bkitech.com.

The Audit Committee has obtained from the independent registered public accounting firm, Ernst & Young LLP, a formal written statement describing all relationships between the auditors and Buckeye that might bear on the auditors’ independence, as required by Public Company Accounting Oversight Board, or the “PCAOB”, Rule 3526, “Communication with Audit Committees Concerning Independence.” The Audit Committee also has discussed with the auditors any relationships that may affect their objectivity and independence, and it has considered Buckeye’s payment of fees to the auditors. The Audit Committee confirms that the registered public accounting firm is independent of Buckeye.

Management is responsible for: the preparation, presentation and integrity of Buckeye’s financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Buckeye’s internal control over financial reporting. Buckeye’s internal auditor is responsible for testing such internal controls and procedures. The independent registered public accounting firm is responsible for performing an independent audit of Buckeye’s financial statements in accordance with the standards of the PCAOB and to issue a report thereon, as well as expressing an opinion on the effectiveness of Buckeye’s internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management, the internal auditor and the independent registered public accounting firm to review and discuss the audited financial statements, including a discussion of the quality and acceptability of Buckeye’s financial reporting and controls. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended. The Audit Committee has also received both management’s and the independent registered public accountant’s reports on internal control over financial reporting.

Based upon the Audit Committee’s discussions with management and the independent registered public accounting firm, and the Audit Committee’s review of the representations of management and the independent registered public accounting firm, subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended that our Board include the audited financial statements in Buckeye’s Annual Report on Form 10-K for the year ended June 30, 2012, filed with the Securities and Exchange Commission. The Audit Committee has also recommended the reappointment, subject to stockholder ratification, of the independent registered public accounting firm, Ernst & Young LLP.

Audit Committee (as of June 30, 2012)

Lewis E. Holland, Chairman

Red Cavaney

R. Howard Cannon

Katherine Buckman Gibson

DIRECTOR COMPENSATION

The table below sets forth the compensation of non-management directors in fiscal year 2012:

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($)	All Other Compensation ($) (4)	Total ($)
George W. Bryan (5)	$62,000	$50,000	—	$1,341	$113,341
R. Howard Cannon (6)	$68,130	$50,000	—	$1,341	$119,471
Red Cavaney (7)	$66,500	$50,000	—	$1,341	$117,841
David B. Ferraro	$40,000	$50,000	—	$1,341	$91,341
Katherine Buckman Gibson (8)	$61,500	$50,000	—	$1,341	$112,841
Lewis E. Holland (9)	$70,500	$50,000	—	$1,341	$121,841
Virginia B. Wetherell (10)	$60,370	$50,000	—	$1,341	$111,711

(1)	Shannon A. Brown was not a director during fiscal year 2012.
(2)	See “Discussion of Director Compensation—Board Fees” for the fee schedule according to which Directors are paid.
(3)	Amounts in the Stock Awards column reflect restricted stock awards granted in 2012. The amounts are based on the grant date fair value of the awards.
(4)	Amounts in the All Other Compensation column reflect dividends paid on unvested restricted stock.
(5)	Mr. Bryan earned $8,500 as a member of the Compensation Committee and $13,500 as member and chair of the Nominating and Corporate Governance Committee.
(6)	Mr. Cannon earned $12,000 as a member of the Audit Committee, $9,500 as a member of the Nominating and Corporate Governance Committee and $6,630 as Presiding Director.
(7)	Mr. Cavaney earned $12,000 as a member of the Audit Committee and $14,500 as a member and chair of the Compensation Committee.
(8)	Ms. Buckman Gibson earned $12,000 as a member of the Audit Committee and $9,500 as a member of the Nominating and Corporate Governance Committee.
(9)	Mr. Holland earned $22,000 as a member and chair of the Audit Committee and $8,500 as a member of the Compensation Committee.
(10)	Ms. Wetherell earned $7,500 as a member of the Compensation Committee, $9,500 as a member of the Nominating and Corporate Governance Committee and $3,370 as Presiding Director.

Discussion of Director Compensation

Board Fees

Directors who are our employees are not entitled to receive any fees for serving as directors. Directors who are not our employees receive the following annual director and committee fees, for which cash components are payable in equal quarterly installments:

Types of Compensation	Amount
Board Retainer	$40,000 annually (payable in equal quarterly installments) and restricted stock having a value of $50,000 as determined by the closing trading price of the Company’s common stock on the grant date (i) on the date a person becomes a director if he or she became a director on a date other than the date of the annual stockholders meeting and (ii) on the date of the annual stockholders meeting, and vesting ratably over a three year period; however, the proposal relating to the move to annual election of directors passed at the 2012 annual meeting of stockholders and, as a result, the vesting of the 2012 grants will occur over a one year period.
Board Meeting Fees	None
Committee Meeting Fees	$1,000 per meeting
Service Fees:
Presiding Director	$10,000 annually
Audit Committee Chair	$10,000 annually
Audit Committee Member	$5,000 annually
Compensation Committee Chair	$6,000 annually
Nominating & Corporate Governance Committee Chair	$4,000 annually
Compensation Committee and Nominating & Corporate Governance Committee Member	$2,500 annually

Under the Merger Agreement, the Company is no longer permitted to grant equity awards to directors, but is permitted to grant cash bonuses to its non-employee directors in lieu of its annual equity awards granted in connection with its annual meeting of up to $50,000 per non-employee director.

Amended and Restated Formula Plan for Non-Employee Directors

Prior to May 15, 2006, non-employee directors received (i) an initial grant of an option to purchase 10,000 shares of common stock upon election or appointment to the Board if not appointed or elected at an annual meeting, and (ii) a grant of an option to purchase 10,000 shares of common stock on the date of each annual meeting at which the director was newly elected, re-elected or continued to serve on the Board. The Amended and Restated Formula Plan for Non-Employee Directors (“Formula Plan”), under which these options were granted, expired on May 15, 2006, and no additional options may be granted under the Formula Plan.

Pursuant to the Formula Plan, options were granted with an exercise price equal to the fair market value of the common stock on the date of grant. Under the Formula Plan, each option issued on the date of an annual meeting became fully exercisable on the first anniversary of its issuance or the next regularly scheduled annual meeting of stockholders, whichever occurred first. Each option issued on a date other than the date of an annual meeting of stockholders became fully exercisable on the first anniversary of its issuance. Upon the termination of a non-employee director’s tenure as a result of death or disability, all unvested options granted pursuant to the Formula Plan will vest and remain exercisable for one year. Upon the termination of a non-employee director’s tenure for any other reason, all unvested options will expire immediately and vested options will expire 90 days after the date of termination.

Effective August 8, 2006, to replace the benefits that had been granted under the Formula Plan, the Non-Employee Directors Compensation Committee elected to grant each director additional cash compensation in the amount of $20,000 (i) at the time the director is appointed or elected to the Board if not appointed or elected at an annual meeting and (ii) at each annual meeting at which the director is newly elected, re-elected or continues to serve on the Board. The Board encouraged each director to invest this component of compensation in Buckeye’s common stock. Upon the approval of the 2007 Omnibus Incentive Compensation Plan at the 2007 annual meeting of stockholders, awards of stock options and restricted stock again became available for grant to the non-employee directors and the practice of paying $20,000 additional cash compensation was terminated.

Other Benefits

Our directors are reimbursed for out-of-pocket expenses related to their service as directors.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our primary compensation philosophy is to offer a competitive compensation program that attracts, retains and rewards executive officers who contribute to Buckeye’s long term success and increased stockholder value. Our compensation discussion and analysis discusses the total compensation for our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers at June 30, 2012, or our “named executive officers.” We have a strong “pay for performance” philosophy for our executive compensation program, which is designed to reward executive officers for maximizing our success, as determined by our financial and operational goals and stockholder value creation. We generally reward executives for near-term and sustained longer-term financial and operating performance, stockholder value creation and leadership excellence. Compensation opportunities are intended to align the interests of executives with those of our stockholders and encourage them to remain with Buckeye for long and productive careers.

The Compensation Committee regularly reviews Buckeye’s compensation philosophy and objectives. The Compensation Committee is also responsible for reviewing and approving compensation for Buckeye’s executive officers on an annual basis. A description of the Compensation Committee’s responsibilities is set forth in detail in its charter, which is posted on the Company’s website at www.bkitech.com.

Set forth below is a detailed discussion of the Company’s compensation program for its executive officers organized as follows:

Executive Summary	Page I - 16
Compensation Consultant	Page I - 18
Components of Buckeye’s Compensation Program for Executive Officers	Page I - 19
Process for Determining Compensation for Executive Officers	Page I - 20
Base Salary Determination for Executive Officers	Page I - 25
What Buckeye’s Short-Term Incentive Compensation Programs are Designed to Reward and How they Work	Page I - 26
What Buckeye’s Long-Term Incentive Compensation Program is Designed to Reward and How it Works	Page I - 30
Health and Welfare Benefits	Page I - 31
Retirement Plans	Page I - 31
Other Benefits Executive Officers Receive	Page I - 32
Description of Agreements with Executive Officers	Page I - 32
Events After June 30, 2012	Page I - 33
Tax and Accounting Considerations	Page I - 34
Compensation-Related Risk Assessment	Page I - 35

Executive Summary

We manage our business with the long-term objective of providing value to all of our constituents, namely, stockholders, customers, employees, suppliers, and the communities in which we have a presence. Our compensation programs are designed to support this overall objective. Our compensation philosophy is that compensation for all employees, including our named executive officers, should be:

•	fair and equitable when viewed both internally and externally;

•	competitive in order to attract and retain the best qualified individuals; and

•	aligned with performance.

We have designed our compensation programs to reflect each of these characteristics. Our named executive officers have historically received a compensation package that primarily consists of an annual base salary, short-term incentive awards, and long-term incentive awards. The performance-based incentives (tied to corporate performance, and in some cases, individual performance and strategic business area performance goals) sought to reward both short-term and long-term results and to align the interests of our executive officers and other participants with the interests of our stockholders.

Prior to signing of the Merger Agreement The Compensation Committee approved the short-term and long-term incentive award performance targets for participants, including our named executive officers, in July or August of each year for the fiscal year commencing the prior July 1st. We believe that the performance targets historically approved by the Compensation Committee are both challenging and realistic, and require participants, including executive officers, to perform at a high level to earn target awards.

Fiscal Year 2012 Financial and Operational Performance

We had strong financial results in fiscal year 2012, as more specifically described under the heading “Management’s Discussion and Analysis” in our Annual Report on Form 10-K. Highlights for fiscal year 2012 include:

•	record net sales and earnings;

•	significant increase in adjusted earnings per share;

•	strong return on invested capital; and

•	a 50% increase in declared dividends per share.

Our fiscal year 2012 performance was a key factor in the compensation decisions for the fiscal year, as more specifically discussed below. Fiscal year 2012 short-term incentive award opportunities were tied to very challenging or “stretch” performance goals. As a result, even with our record earnings and sales performance, short-term incentives earned in Fiscal Year 2012 were below target award levels.

Summary of Fiscal Year 2012 Named Executive Officers’ Compensation

•

Annual Base Salary. In fiscal year 2012, our named executive officers received annual base salary increases ranging from 2.9% to 7.4%. Additionally, one executive officer (Mr. Horne, our Senior Vice President, Product and Market Development) received a lump sum market adjustment payment of $7,000, which was equal to 2.0% of salary. All changes were effective as of October 1, 2011.

•

Short-Term Incentive Awards. We have two short-term incentive plans in which our executive officers participate: the “All Employee Bonus” plan in which most of our employees participate and the “At-Risk Incentive Compensation”, or “ARC” plan in which our named executive officers and certain other employees participate. Both short-term incentive compensation programs are performance-based and are designed to reward employees, including executive officers, for their contributions to Buckeye based primarily on clear, measurable criteria. Through fiscal year 2011, a minor subjective component of the ARC plan was tied to subjective individual performance assessments. Beginning in fiscal year 2012, this subjective component was eliminated for ARC plan participants at the level of senior vice president and above. The Compensation Committee established various quantitative operational and performance targets for both the All Employee Bonus plan and the ARC plan. The Compensation Committee reviews attainment of relevant goals for these areas each year. For each executive officer, the maximum award under the All Employee Bonus plan is currently capped at 15% of base salary. In fiscal 2012, maximum award opportunities under the ARC plan were capped at 150% of base salary for the Chief Executive Officer, 120% of base salary for the Chief Operating Officer and 90% of base salary for each of the other named executive officers. The Compensation Committee determined that the target award opportunity for each of the executive officers was 60% of the maximum award opportunity, in recognition of challenging performance goals established for 2012. As discussed in more detail below, the Compensation Committee determined that our named executive officers partially satisfied most of the quantitative performance measures under both short-term incentive plans between threshold and target levels, earning on average approximately 41% of maximum awards under the ARC plan and approximately 28% of maximum awards under the All Employee Bonus plan. Accordingly, the Compensation Committee awarded the following short-term incentive awards to our named executive officers:

Name	All Employee Bonus Plan Achievement as a % of Base Salary	All Employee Bonus Plan Award	At Risk Incentive Compensation Plan Achievement as a % of Base Salary	At Risk Incentive Compensation Plan Award	Aggregate Short Term Incentive Awards
John B. Crowe	4.15%	$30,866	59.5%	$442,308	$473,174
Steven G. Dean	4.15%	$14,888	35.2%	$126,388	$141,276
Kristopher J. Matula	4.15%	$19,816	47.3%	$226,096	$245,912
Paul N. Horne	4.15%	$15,127	35.4%	$129,142	$144,269
Douglas L. Dowdell	4.15%	$14,110	44.7%	$151,980	$166,090

•

Long-Term Incentive Awards. The Company’s long-term, performance-based compensation is stock-based and is designed to align the interests of management with the interests of our stockholders. Expressed as percentages of salary, target awards in fiscal 2012 were equal to 150% for the Chief Executive Officer, 90% for the Chief Operating Officer, and 60% for other named executive officers. In July 2011, named executive officers received equity grants provided through an equal value mix of stock options, service-based restricted stock, and performance shares tied to Buckeye’s 3-year total shareholder return relative to industry peers.

Significant Compensation Practices and Recent Modifications

Our compensation programs, practices, and policies are reviewed and reevaluated on an ongoing basis. We modify our compensation programs to address evolving best practices and changing regulatory requirements. Listed below are some of our more significant practices and recent modifications.

•

Performance-Based Pay. As discussed above, we have a strong pay for performance philosophy. For fiscal year 2012, 44% to 56% of target total pay levels for our named executive officers were variable and tied to financial, operating, or stock price performance. Additionally, 53% to 71% of target total pay for our named executive officers was provided in the form of short-term and long-term incentives.

•

Increased Emphasis on Performance Share Grants. The Company’s previously announced change, to have begun in Fiscal 2013, to increase the emphasis on performance share grants with such grants to represent half (compared with 33% previously) of the target long-term incentive award mix for senior executives, is being reevaluated in light of the Merger Agreement.

•

Amendment to Change of Control Agreements. In September 2011, we modified our change in control agreements with our named executive officers to more closely align with best competitive practice as discussed in more detail under the heading “Compensation Discussion and Analysis — Description of Agreements with Executive Officers.”

•

Increases to Stock Ownership Guidelines. All of our named executive officers currently exceed the minimum stock ownership guidelines, thereby aligning each named executive officer’s long-term interests with our stockholders. In August 2011, our Compensation Committee recommended, and our Board approved, stronger targeted stock ownership guidelines for our named executive officers, and other executive officers at the senior vice president level and for our Board.

•

Compensation Risk Assessment. We conducted a compensation risk assessment and concluded that our compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Buckeye.

•

Independent Compensation Committee. Each member of the Compensation Committee is independent as defined in the corporate governance listing standards of the NYSE and our director independence standards.

•	Independent Compensation Consultant. In Fiscal Year 2012, the Compensation Committee engaged Pearl Meyer & Partners to provide independent outside compensation consulting.

Compensation Consultant

To assist the Compensation Committee in assessing the market competitiveness of our compensation program and establishing executive compensation for fiscal 2012, the Compensation Committee retained Pearl Meyer & Partners, which is a nationally recognized compensation consulting firm, to:

•	compile market data and business performance statistics of comparable companies for Compensation Committee comparison and review;

•	assist in establishing a peer group of companies;

•	summarize trends and developments affecting executive compensation;

•	provide guidance on compensation structure as well as levels of compensation for our senior executives and the Board;

•	review equity grant practices and other topics as requested by the Compensation Committee; and

•	participate in Compensation Committee meetings.

Beginning in 2010, the Compensation Committee elected to have a comprehensive executive compensation study conducted on an annual basis. The most recent Pearl Meyer & Partners study was completed in May 2012. Pearl Meyer & Partners reports directly to the Compensation Committee, which directs its work, and Pearl Meyer & Partners regularly participates in Compensation Committee meetings. The Compensation Committee has the sole authority to establish the nature and scope of Pearl Meyer & Partners’ engagement, to approve Pearl Meyer & Partners’ fees and to terminate Pearl Meyer & Partners’ engagement. Pearl Meyer & Partners does not provide any services to Buckeye other than those requested by the Compensation Committee with respect to executive compensation. Based on these considerations, the Compensation Committee has determined that the advice it receives from Pearl Meyer & Partners is independent and objective.

All of the decisions with respect to determining the amount or form of compensation for our named executive officers are made by the Compensation Committee and may reflect factors and considerations other than the information and advice provided by Pearl Meyer & Partners.

Components of Buckeye’s Compensation Program for Executive Officers

Our executive compensation program consists of the following key components:

•	base salary;

•	annual performance-based incentive compensation;

•	long-term equity-based incentives, consisting of stock options, restricted stock and performance shares;

•	health and welfare benefits;

•	severance and change in control benefits; and

•	retirement benefits.

The following table provides additional information on our reasons for providing the various elements of executive compensation.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element

Base Salary	Skills, experience, competence, performance, responsibility, seniority, leadership and contribution to the Company	Provide fixed compensation for daily responsibilities

Short Term Incentive Compensation	Rewards annual achievement of specific business performance targets	Focus attention on meeting annual performance targets and our near-term success Provide additional cash compensation and incentives based on our annual performance

Long-Term Incentives

Restricted Stock

Appreciation in value of shares

Continued employment with the Company during the three-year vesting period

Stock Options

Increase in stock price

Continued employment with the Company during the three-year vesting period

Performance Shares

Achievement of multi-year financial performance success and/or shareholder value creation

Continued employment with the Company during the three-year vesting period

Focus attention on meeting
longer-term performance targets
and our long-term success

Create alignment with
stockholders by providing
executives with an equity stake
and focusing efforts on longer-
term stock price appreciation
and total stockholder return

Management retention in a
competitive marketplace

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element

Health and welfare benefits	Provides benefits upon death or disability; provides medical coverage	Designed to provide a level of safety and security that allows employees to focus their efforts on running the business effectively

Severance and change- in-control provisions/ agreements	Provides payments and other benefits upon termination of employment	Designed to ensure that executive officers remain focused on our business during transitions

Retirement benefits	Rewards long-term continued employment with Buckeye	Provide customary retirement benefits

Process for Determining Compensation for Named Executive Officers

We follow a two-phase process. In the first phase, the Compensation Committee engages a compensation consultant to conduct a competitive compensation analysis of all primary pay components, including base salary, total cash compensation (base salary plus short-term incentive compensation) and total direct compensation (base salary plus short-term incentives plus the annualized value of long-term incentives). The Compensation Committee generally targets total direct compensation at the 50th percentile relative to comparable organizations at a target level of performance. Actual pay levels may be higher or lower, based on our actual versus planned performance and other factors as noted below. In the second phase, we consider many factors in determining appropriate compensation levels for each executive officer. These considerations may include:

•	our analyses of competitive compensation practices;

•	the Compensation Committee’s evaluation of the named executive officers;

•	individual performance and contributions to performance goals;

•	Buckeye performance, including comparisons to market and peer benchmarks;

•	operational management, such as project milestones and process improvements;

•	internal working and reporting relationships and our desire to encourage collaboration and teamwork among our executive officers;

•	individual expertise, skills and knowledge;

•	leadership, including developing and motivating employees, collaborating within the company, attracting and retaining employees and personal development;

•	labor market conditions, the need to retain and motivate, the potential to assume increased responsibilities and the perceived long-term value to the company; and

•	information and advice from an independent, third-party compensation consultant engaged by the Compensation Committee.

We do not have a pre-defined framework that determines which of these factors may be more or less important, and the emphasis placed on specific factors may vary among the executive officers. Ultimately, it is the Compensation Committee’s judgment of these factors along with competitive data that form the basis for determining the Chief Executive Officer’s compensation. The Compensation Committee and our Chief Executive Officer follow a similar practice to determine the basis of the other named executive officers’ compensation.

Compensation Benchmarking

The Compensation Committee uses a peer group to evaluate the targeted compensation levels and types of reward programs offered to our named executive officers against those of comparable companies in a peer group recommended by the compensation consultant and approved by our Compensation Committee. The selection of a peer group generally is driven by selecting organizations that:

•	are similar to Buckeye in terms of size (i.e., revenue, net income, market capitalization), industry and/or global presence; and

•	have executive officer positions that are comparable to Buckeye in terms of breadth, complexity and scope of responsibilities.

The peer group approved and used by the Compensation Committee during 2012 was comprised of the following publicly traded companies, most of which are in the pulp and paper industry:

Aep Industries, Inc.	P. H. Glatfelter Company	KapStone Paper & Packaging Corporation
Fuller (H.B.) Co.	Neenah Paper Inc.	Omnova Solutions Inc.
Louisiana-Pacific Corp.	Rayonier Inc.	Schweitzer-Mauduit International, Inc.
Packaging Corporation of America	Wausau Paper Corp.
Tredegar Corporation	Clearwater Paper Corp.

Management and the Compensation Committee, with assistance from our independent compensation consultant, regularly evaluate the marketplace to ensure that our compensation programs remain competitive. Data from published compensation surveys are used generally to assess the competitiveness and the reasonableness of awards. Composite market values developed by our independent compensation consultant for our named executive officers are generally based on an equally weighted blend of peer group proxy pay data and published survey data for comparably-sized organizations. The Compensation Committee, however, does not believe that compensation levels and design should be based exclusively on benchmarking and, therefore, considers various business factors and committee members’ own experiences.

Base salary and overall compensation are generally targeted to be within a competitive range of the 50th percentile of comparable organizations, although individual variances may occur depending on a named executive officer’s experience and performance. In making pay determinations, the Compensation Committee also takes other factors into consideration, such as corporate and individual performance, the specific roles, responsibilities and qualifications of each executive officer, time in position, and macroeconomic conditions. The Compensation Committee believes that executive officer compensation should be aligned with our near-term and long-term business objectives and performance in order to ensure the commitment of our executive officers to our continued success. Consequently, a significant portion of executive officer annual compensation is “at risk” and depends upon Buckeye’s and each individual executive’s performance against quantitative and qualitative performance criteria established annually. To encourage each executive officer’s contribution to our long-term growth and profitability and to further enhance stockholder value and promote alignment with stockholder interests, the compensation program historically included an equity-based component. In establishing the specific components of executive compensation for fiscal 2012, the Compensation Committee based its decisions in part on the information and recommendations provided to it by Pearl Meyer & Partners.

Consideration and Effect of the Results of the Most Recent Stockholder Advisory Vote on Executive Compensation in Determining Compensation Policies and Decisions

In determining executive compensation for 2012, our Board considered our stockholders’ overwhelming approval of our executive compensation program at our November 3, 2011 Annual Meeting of Stockholders, with our “say on pay” proposal receiving the support of 94% of all votes cast. We believe that our stockholders appreciate and recognize the relationship between compensation and our Company’s performance. As a result, our Board continued to apply the same principles and philosophy it has used in previous years in determining executive compensation and will continue to consider stockholder feedback in the future.

Our stockholders voted in favor of an advisory vote on executive compensation every year at the Annual Meeting of Stockholders held on November 3, 2011; therefore, we held another advisory vote on executive compensation at the 2012 Annual Meeting, which was also approved overwhelmingly by our stockholders.

Roles of Executive Officers, Consultants and Advisers in Establishing Compensation

The Compensation Committee’s Role. The Compensation Committee’s functions and members are described on pages I-9 and I-10 of this Information Statement. The Compensation Committee’s primary responsibility is the establishment and approval of compensation levels and compensation programs for our executive officers. In the case of our Chief Executive Officer, the Compensation Committee makes recommendations to the independent directors of the Board with respect to equity awards. Compensation decisions are designed to promote the achievement of our business objectives and strategy; therefore, the planning and evaluation of performance are continuous processes. Many of the compensation decisions for the executive officers generally are made annually during the July and August meetings of the Compensation Committee and the Board. The Compensation Committee’s Charter is posted on our corporate website (www.bkitech.com). The Compensation Committee meets as necessary to enable it to fulfill its responsibilities. The Chairperson of the Compensation Committee is responsible for leadership of the Compensation Committee, presiding over its meetings, making committee assignments and reporting the Compensation Committee’s actions to the Board from time to time (but at least once each year) as requested by the Board. The Chairperson, with the assistance of management, also sets the agenda for Compensation Committee meetings.

Among other things, the Compensation Committee may conduct or authorize studies of matters within its scope of responsibilities and may retain, at the Company’s expense, independent counsel or other consultants necessary to assist the Compensation Committee in any such studies.

In developing its views, the Compensation Committee believes that it is advisable to obtain input from management and from consultants retained by the Compensation Committee. While the recommendations of management and the Compensation Committee’s consultants provide valuable guidance, the Compensation Committee ultimately makes all final decisions in carrying out its responsibilities and determining compensation levels and structure. While the Compensation Committee may delegate any of its responsibilities to a subcommittee comprised of two or more members of the Compensation Committee, and may delegate authority to make grants and awards under any equity-based plan to the Chief Executive Officer with such limitations as determined by the Compensation Committee and as may be required by law or the listing standards of the NYSE, to date, the Compensation Committee has made no such delegation of its responsibilities. All members of the Compensation Committee are independent non-employee directors.

Management’s Role. The significant aspects of management’s role in the compensation process are:

•	Recommending business performance targets and objectives and providing background information about the underlying strategic objectives;

•	Evaluating employee performance;

•	Recommending cash compensation levels and equity awards;

•	The General Counsel works with the Compensation Committee Chairperson to establish the agenda for Compensation Committee meetings;

•

The Chief Executive Officer generally makes recommendations to the Compensation Committee regarding salary increases for executive officers (other than the Chief Executive Officer) during the regular merit increase process;

•	The Chief Executive Officer provides his perspective on recommendations provided by the consulting firm hired by the Compensation Committee regarding compensation program design issues; and

•

Other executive officers, at the request of the Compensation Committee, work with the outside consultants hired by the Compensation Committee, to provide data about past practices, awards, costs and participation in various plans, as well as information about our annual and longer-term goals.

When requested by the Compensation Committee, selected executive officers may also review consultant recommendations on plan design and structure and provide a perspective to the Compensation Committee on how these recommendations affect us from an administrative, accounting, tax or similar perspective. The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives with the Chief Executive Officer.

The Role of Advisors and Consultants. By the terms of its charter, the Compensation Committee can retain and dismiss compensation consultants and approve their compensation, and the consultants report directly to the Compensation Committee. The Compensation Committee’s compensation consultant is authorized to communicate with members of management as necessary. For executive compensation awarded in 2012, Messrs. Crowe and Matula were assisted by certain members of senior management as well as the Compensation Committee’s compensation consultant in reviewing the competitive landscape for executive talent and structuring the types and levels of executive compensation for review by the Compensation Committee. The Compensation Committee and the Board are responsible for establishing the compensation package for Mr. Crowe. The Compensation Committee and the Board consulted with Pearl Meyer & Partners in determining the executive compensation opportunities and actual payouts for Mr. Crowe in fiscal 2012 as well as the executive compensation structure for fiscal 2013.

Use of Tally Sheets

As part of the Compensation Committee’s efforts to review and structure executive compensation, the Compensation Committee reviews tally sheets for executive compensation, inclusive of the value of equity awards. The tally sheets assist the Compensation Committee in understanding the levels of executive compensation and benefits that have been, and may be, received by our executive officers, as well as realized and unrealized gains from equity awards and potential payouts upon various termination of employment scenarios. It is expected that the Compensation Committee will suspend review of tally sheets for executive officers during the pendency of the Merger.

Timing of Awards

We have never “back-dated” any equity awards and have a policy against “backdating” of stock options or other such awards. In addition, we adhere to the following policies as to the granting of equity awards:

•

The exercise price of each stock option awarded to our senior executives and other employees is the closing price of our stock on the date of grant, which generally is the date of the Compensation Committee meeting at which equity awards are approved. Board and committee meetings generally are scheduled at least one year in advance. Scheduling decisions are made without regard to anticipated earnings or other major announcements by us. We prohibit the re-pricing of stock options without prior stockholder approval.

•	The grant date for equity awards, including stock options, is the date of approval of the grants, or a specified later date.

•	Except as set forth above, we do not have any program, plan or practice to time stock option grants to executive officers in coordination with the release of material non-public information.

Recovery of Compensation in Certain Instances

If the Compensation Committee and the Board determine that an executive officer has engaged in fraudulent behavior or intentional misconduct, including with regard to the reporting of our performance, the Compensation Committee and the Board will immediately take corrective action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoer as would be appropriate. Discipline would vary depending on the facts and circumstances, and could include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the restated financial results. Additionally, the Compensation Committee has adopted the Amended and Restated Buckeye Technologies Inc. 2007 Omnibus Incentive Compensation Plan, which provides that any awards granted after adoption of such plan would specifically be subject to such clawback or recoupment policies that the Compensation Committee may adopt from time to time. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities. We have never determined that an executive officer has engaged in fraudulent behavior or intentional misconduct.

Stock Ownership Guidelines

At the recommendation of the Compensation Committee, the Board adopted stock ownership guidelines for our senior executives to further align their interests with stockholders by promoting long-term equity ownership. Although the guidelines were initially expressed as a multiple of each executive’s base salary (ranging from 1X to 3X base salary), the Board approved a policy of translating the stock ownership guidelines into a specific number of shares based on the price of our stock at a specific point in time to minimize the impact of stock price volatility on required ownership levels. The Board initially established the stock ownership requirements to a stock price of $9.03, which was the price of our stock on the date of the grant of equity awards to employees on April 29, 2008. The resulting stock ownership guidelines for senior executives, expressed as a number of shares, were as follows:

Officer	Required Ownership of Company Stock
Chief Executive Officer	240,864 shares
Chief Operating Officer	100,775 shares
Senior Vice Presidents	From 33,223 shares to 38,760 shares depending on individual salary

The Compensation Committee periodically reviews and re-evaluates these targets. Based on the Compensation Committee’s recommendation, in August 2011, the Board approved the following revised guidelines:

Officer	Required Ownership of Company Stock
Chief Executive Officer	Lesser of 6X salary or 240,864 shares
Chief Operating Officer	Lesser of 4X salary or 100,775 shares
Senior Vice Presidents	Lesser of 2X salary or fixed number of shares from the original guidelines (i.e., 1X salary divided by $9.03 price)

The revised guidelines double the required ownership levels, expressed as multiples of salary, as compared with the original program, to be more in line with competitive practice. The revised guidelines are also intended to provide more flexibility to covered executives in terms of required ownership levels, recognizing that our stock price has significantly increased from the price ($9.03) used to establish the original fixed share levels. Share ownership levels associated with the revised salary multiples will be calculated each year based on our 30 day average closing stock price leading up to the fiscal year end.

For the purpose of these guidelines, stock ownership includes shares over which an individual has direct or indirect ownership or control, including restricted stock, but does not include unexercised stock options or unearned performance shares. Management has five years from the later of the date the Board adopted the guidelines and the date on which an individual first became subject to the guidelines to accumulate the required stock ownership.

Base Salary Determination for Executive Officers

In determining base salaries, the Compensation Committee considers individual and corporate performance, levels of responsibility, length of time in the position, prior experience, breadth of knowledge, competitive pay practice in the pulp and paper industry and related industries, including the peer group compensation information, and the level of competition among companies in our industry to attract and retain talented leaders.

The Compensation Committee reviews executive officers’ salaries annually at the end of the fiscal year and considers the base salaries for the upcoming fiscal year, taking into consideration market data provided by the compensation consultant and the executives’ roles and responsibilities, performance and experience in their respective positions. Our policy is to review and adjust the salaries of our United States based employees, including our named executive officers, on October 1 of each year. In addition, based on discussions with the Compensation Committee’s compensation consultant, we also began to provide lump sum payments rather than salary increases for employees, including our named executive officers, in situations where an employee meets or exceeds individual performance objectives and contributes to our success, has not received an increase in salary for several years and such employee’s salary is near or in excess of any applicable target compensation levels.

For fiscal year 2012, the Compensation Committee established the following base salaries or awarded the following lump sum awards, effective as of October 1, 2011, to our named executive officers:

Named Executive Officer	Base Salary	Lump Sum Payment
John B. Crowe	$750,000	$0
Steven G. Dean	$365,000	$0
Kristopher J. Matula	$485,000	$0
Paul N. Horne	$360,000	$7,000
Douglas L. Dowdell	$345,000	$0

The Compensation Committee took into account the results of the Pearl Meyer & Partners engagement, each component of compensation, and the average salary increase company-wide, and increased the executive officers’ base salaries to the levels indicated in the above table. Based on the most recent Pearl Meyer & Partners study, fiscal 2012 salaries fall within a competitive range (defined as +/- 15%) of the market 50th percentile for all named executive officers.

What Buckeye’s Short-Term Incentive Compensation Programs are Designed to Reward and How they Work

During fiscal 2012, our short-term incentive compensation programs consisted of the “All Employee Bonus” plan that allows most of our employees, including our executive officers, to earn bonuses of up to 15% of their base salary depending upon our business performance measured against specific annual targets. Executive officers and certain other employees also participate in our At-Risk Compensation, or “ARC,” bonus plan. The primary purpose of the ARC program is to align a meaningful portion of pay to the attainment of short-term goals in support of our annual business plan. ARC participants are eligible to receive a bonus (with maximum award opportunities in fiscal 2012 ranging from 30% to as much as 150% of the actual amount paid to an employee as salary during the measurement period, depending on position) based on a combination of Buckeye’s business performance and the individual’s role in contributing to the success of Buckeye.

The short-term incentive compensation programs are intended to compensate executive officers and other participants for achieving our annual financial and operating goals at corporate and business unit levels. The Compensation Committee believes that this feature of compensation motivates executive officers to strive to attain our annual goals. Our Board annually reviews and approves an overall business strategy for Buckeye. The Compensation Committee reviews our financial and operating results in order to determine the performance level achieved in connection with the executive’s attainment of quantitative goals. The weight of each performance factor varies by participant in the plan. When setting the goals for these performance metrics, the Compensation Committee intends to establish levels that are both challenging and realistic, taking into consideration management plans and forecasts, our prior performance, peer company results, macroeconomic conditions and market expectations for Buckeye. Fiscal 2012 performance goals proposed by management and approved by the Compensation Committee were set at very challenging levels. As a result, the Compensation Committee set target award funding, associated with achieving budgeted goals, at 60% of maximum award opportunities, as compared with 50% of maximum levels in prior years.

All Employee Bonus Plan. To align employees with the Company’s strategic goals and to foster an environment of Company-wide teamwork and a sense of site cohesiveness, the “All Employee Bonus” for fiscal year 2012 had two components: a Company-wide portion and a site-specific portion. Under the Company-wide component, employees were eligible to earn a bonus of up to 6% of their annual salary if we achieved a Company-wide performance target. Under the site-specific component, employees were eligible to earn an additional bonus of up to 9% of their annual salary based on achieving performance targets related to particular business objectives tailored to their specific site. Each site had a safety goal, a cash flow goal, and a quality goal pertinent to the site’s business situation, as shown in the following table:

“All Employee Bonus”
	Measure	Percentage of Annual Salary*
Company-wide Portion	Adjusted earnings before interest and taxes (EBIT)	Up to 6%

Site-Specific Portion	Safety Site Cash Flow Quality/Customer Satisfaction	Up to 3% Up to 3% Up to 3%

	Potential Total Bonus	Up to 15%

*	The cash flow incentive of one of our seven sites was up to 6% with no quality goal due to minimal off-quality production at that site.

We set challenging performance targets under our incentive compensation plans and require demanding performance targets to be significantly exceeded in order for maximum potential bonus opportunities to be earned. Thus, for a named executive officer to receive the full bonus potential of 15% of salary, the challenging corporate and site impact performance targets had to be exceeded. For purposes of determining fiscal 2012 award opportunities under this and other incentive compensation plans, the Compensation Committee used actual base salary earned during the fiscal year including the sum of any lump sum payments. For each named executive officer, the annual incentive compensation, as a percentage of base salary, and the weighting among the individual criteria, is outlined below:

	Maximum Bonus Opportunity
	Adjusted EBIT (1)	Cash Flow (2)	Safety (3)	Quality (4)	Total
John B. Crowe	6%	3%	3%	3%	15%
Steven G. Dean	6%	3%	3%	3%	15%
Kristopher J. Matula	6%	3%	3%	3%	15%
Paul N. Horne	6%	3%	3%	3%	15%
Douglas L. Dowdell	6%	3%	3%	3%	15%

(1)	Earnings before interest and taxes adjusted to exclude certain amounts such as amortization, restructuring charges and asset impairment.
(2)	Operating cash flow minus capital expenditures, excluding the receipt of alternative fuel mixture credits, or “AFMC” and cellulose biofuel credits, or “CBC”, restructuring costs, proceeds from the sale of King and Americana, large unplanned capital projects and the tax benefit from worthless stock and capital loss deductions.
(3)	Our safety goals as measured by total incident rate, or TIR, which is a mathematical calculation that describes the number of recordable job-related injuries and diseases that occurred per 100 full-time employees in any given time frame. It is based on a rate of 200,000 labor hours, which equates to 100 employees, who work 40 hours per week, and who work 50 weeks per year.
(4)	The quality measure for specialty fibers facilities was based on the relationship of imperfect tons produced to total tons produced. An imperfect ton is any material which is rejected or requires deviation/concession for the customer to accept. The quality measure for nonwoven materials facilities was based on yield improvement. Yield measures the percentage of tons produced in relation to the raw materials that are used in the production process. The quality performance was determined for each of our facilities and each facility’s bonus amount was based on that facility’s quality performance target. The quality performance bonus payout for our five largest facilities was averaged and that average quality performance bonus payout determined the amount of bonus paid to the named executive officers for the quality portion of the “All Employee Bonus.”

For each component, the Compensation Committee established threshold, target and superior performance goals and corresponding award opportunities. For results in between the designated performance targets, straight line interpolation is used to determine award payout levels. The percentage of the fiscal 2012 maximum award opportunity earned at various levels of performance is reflected in the following table:

Percentage of Criteria Opportunity Earned
Threshold	0%
Target	60%
Superior	100%

The performance targets established for the All Employee Bonus for fiscal 2012 were:

	All Employee Bonus Plan Goals
	(dollars in millions)
Bonus Performance Level	Buckeye Adjusted EBIT	Site Cash Flow	Site Safety	Site Quality
Threshold	$165.0	$91.0	2.4	0%
Target	$184.4	$104.0	1.7	60%
Superior	$197.4	$117.0	1.0	100%

Under the All Employee Bonus plan, 15% of company-wide Adjusted EBIT above a designated threshold level goes into the award pool up to a maximum of $138.7 million. For fiscal year 2012, the threshold Adjusted EBIT level was $165 million. Site-specific goals vary by location.

After reviewing Buckeye’s performance under the metrics described above, the Compensation Committee concluded that awards were earned between threshold and target levels for all measures other than Safety, where results were below the threshold level, resulting in no award for that component. Resulting total award payouts for named executive officers were equal to 4.15% of salary.

The table below sets forth the amounts received under each-specific component of the “All Employee Bonus” by our named executive officers based upon the achievement of the performance levels discussed above. These amounts also are reported in the “Non-Equity Incentive Plan Compensation (All Employee Bonus)” column of the Summary Compensation Table below.

Named Executive Officer	Adjusted EBIT	Cash Flow	Safety	Quality	Total
John B. Crowe	$7,214	$6,991	—	$16,660	$30,866
Steven G. Dean	$3,480	$3,372	—	$8,036	$14,888
Kristopher J. Matula	$4,632	$4,489	—	$10,696	$19,816
Paul N. Horne	$3,536	$3,426	—	$8,165	$15,127
Douglas L. Dowdell	$3,298	$3,196	—	$7,616	$14,110

At Risk Incentive Compensation Plan. The primary purpose of the ARC program is to align a meaningful portion of pay to the attainment of short-term goals in support of our annual business plan. ARC participants are eligible to receive a bonus based on a combination of Buckeye’s business performance and the individual’s role in contributing to the success of Buckeye.

In prior years, two-thirds of target awards under the ARC were tied to financial or other objective goals, with the remaining one-third based on subjective measures. Beginning in fiscal year 2010, in order to align a larger portion of the ARC bonus to objective criteria, the Compensation Committee approved decreasing by 50% the portion of the ARC bonus that was based on subjective measures, so that five-sixths of the 2010 ARC bonus opportunity was based on objective financial or performance targets, and one-sixth was based on subjective performance factors. Beginning in fiscal 2012, the subjective component was eliminated for participants at the level of Senior Vice President and above.

Each executive officer’s goals and target performance levels are established based on a mix of company-wide measures and, in certain cases, performance measures more directly linked to the executive’s specific role and responsibilities. The Chief Executive Officer recommends to the Compensation Committee proposed measures and targets for each executive officer (other than the Chief Executive Officer). The Compensation Committee then reviews and approves the measures and targets based on assessment of probability of attainment, market conditions and our overall performance. Fiscal year 2012 ARC performance goals and targets for executive officers were approved by the Compensation Committee at its August 6, 2011 meeting. When setting ARC goals and corresponding award opportunities, the intent is to provide for total cash compensation levels that are comparable with the market median when challenging performance goals are achieved and above the market median when goals are exceeded.

Fiscal 2012 maximum ARC bonus opportunities were equal to 150% of base salary for the Chief Executive Officer, 120% of base salary for the Chief Operating Officer, and 90% of base salary for other named executive officers. The following table summarizes the breakout of maximum award opportunities across the various performance metrics for each named executive officer:

	Maximum Bonus Opportunity (as % of Salary)
	Buckeye Cash Flow (1)	Earnings Per Share (2)	Return on Invested Capital (3)	Total Stockholder Return (4)	Safety (5)	Quality (6)	Total
John B. Crowe	50%	25%	30%	20%	12.5%	12.5%	150%
Steven G. Dean	30%	15%	20%	10%	7.5%	7.5%	90%
Kristopher J. Matula	40%	20%	25%	15%	10%	10%	120%
Paul N. Horne	40%	—	20%	10%	10%	10%	90%
Douglas L. Dowdell	10%	—	20%	10%	10%	10%	90% (7)

(1)	Operating cash flow minus capital expenditures, excluding the receipt of AFMC and CBC, restructuring costs, proceeds from the sales of Buckeye’s converting business in King, North Carolina and Buckeye’s Americana, Brazil plant, large unplanned capital projects, and the tax benefit from worthless stock and capital loss deductions.
(2)	Earnings per share adjusted to exclude restructuring costs, CBC, the reversal of interest payable to the IRS recorded in prior years for the use of funds from AFMC refunds expected to be exchanged for CBC, asset and goodwill impairment charges and the tax benefit from worthless stock and capital loss deductions.
(3)	Return on invested capital is equal to the quotient obtained by dividing (a) gross margin less selling, research, administrative and amortization expenses multiplied by the company-wide effective tax rate by (b) the sum of the annual averages of net accounts receivable, inventory, prepaid expenses and other, property plant and equipment, other non-current assets and current liabilities.
(4)	This measure compares one-year total shareholder return, as measured by stock price appreciation plus dividend reinvestment, for Buckeye versus a peer group of thirteen companies. The peer group used for total shareholder return comparisons is identical to the previously referenced comparator group used in the market pay analysis.
(5)	The target for the safety portion of the ARC bonus was based on our achieving an improvement in our safety performance, as measured by Total Incident Rate, or TIR, which is a mathematical calculation that describes the number of recordable job-related injuries and diseases that occurred per 100 full-time employees in any given time frame. It is based on a rate of 200,000 labor hours, which equates to 100 employees, who work 40 hours per week, and who work 50 weeks per year.
(6)	The quality measure for specialty fibers facilities was based on the relationship of imperfect tons produced to total tons produced. An imperfect ton is any material which is rejected or requires deviation/concession for the customer to accept. The quality measure for nonwoven materials facilities was based on yield improvement. Yield measures the percentage of tons produced in relation to the raw materials that are used in the production process. The quality performance was determined for each of our facilities and each facility’s bonus amount was based on that facility’s quality performance target. The quality performance bonus payout for our five largest facilities was averaged and that average quality performance bonus payout determined the amount of bonus paid to the named executive officers for the quality portion of the ARC bonus. Mr. Dowdell’s quality bonus opportunity is based solely on quality at Buckeye’s Foley facility.
(7)	In addition to the listed items, Mr. Dowdell has bonus opportunity (as a percentage of base salary) of 20% related to Wood cash flow, 5% related to Memphis cash flow and 5% related to Americana cash flow.

For each component, the Compensation Committee established threshold, target and superior performance goals and corresponding award opportunities. For results in between the designated performance targets, straight line interpolation is used to determine award payout levels. The percentage of the maximum opportunity earned is reflected in the following table:

Criteria Opportunity Earned
Threshold	0%
Target	60%
Superior	100%

The performance targets established for the ARC Plan for fiscal 2012 were (dollars in millions, except per share numbers):

Bonus Performance Level	Buckeye Cash Flow	Earnings Per Share	Return on Invested Capital	Total Stockholder Return		Safety	Quality	Foley Quality (in tons)	Wood Cash Flow (1)	Memphis Cash Flow (1)	Americana Cash Flow (1)
Threshold	$91	$2.60	15.4%	25th	%ile	2.4	0%	25,700	113	23.5	(1.5)
Target	$104	$2.90	16.9%	50th	%ile	1.7	60%	22,200	126.5	27.5	0
Superior	$117	$3.20	18.4%	75th	%ile	1.0	100%	18,700	140	31.5	1.5

(1)	relates only to Mr. Dowdell’s ARC bonus opportunity

After reviewing Buckeye’s performance under the quantitative metrics described above, the Compensation Committee concluded that awards were earned between target and maximum levels for the Total Stockholder Return and Quality metrics, and, in the case of Mr. Dowdell, for the cash flow components for our Americana and Memphis plants. For all other components other than Safety, which was below the threshold level, awards were earned between threshold and target levels. Resulting total payouts for our named executive officers ranged from 39% to 50% of maximum opportunities; stretch performance goals led to below target awards despite record earnings and sales results in fiscal 2012.

The table below sets forth the amounts received under each-specific component of the ARC by our named executive officers based upon the achievement of the performance levels discussed above. These amounts also are reported in the “Non-Equity Incentive Plan Compensation (ARC Bonus)” column of the Summary Compensation Table below.

Named Executive Officer	Buckeye Cash Flow	Earnings Per Share	Return on Invested Capital	Total Stockholder Return	Safety	Quality	Foley Quality	Wood Cash Flow	Memphis Cash Flow	Americana Cash Flow	Total
John B. Crowe	$116,546	$59,500	$98,175	$98,770	—	$69,318	—	—	—	—	$442,308
Steven G. Dean	$33,723	$17,220	$31,570	$23,821	—	$20,054	—	—	—	—	$126,388
Kristopher J. Matula	$59,879	$30,560	$52,525	$47,559	—	$35,574	—	—	—	—	$226,096
Paul N. Horne	$45,708	—	$32,076	$24,203	—	$27,155	—	—	—	—	$129,142
Douglas L. Dowdell	$10,642	—	$29,920	$22,576	—	—	$24,718	$39,304	$10,472	$14,348	$151,980

What Buckeye’s Long-Term Incentive Compensation Program is Designed to Reward and How it Works

Prior to the execution of the Merger Agreement, The Compensation Committee believed that long-term incentives, particularly equity-based awards, provide the strongest alignment between stockholders and executive officers. Therefore, a significant portion of our executive officers’ total compensation has been provided in the form of equity. Long-term incentives historically may have included: restricted cash awards; stock options; performance shares; restricted stock; restricted stock units; stock appreciation rights; dividend equivalents; stock awards; and other stock-based awards. Some incentives, such as stock options, are specifically designed to provide rewards based on stock price appreciation, while others, such as restricted stock and performance shares, deliver rewards based upon generating long-term stockholder returns through business building efforts.

The Compensation Committee made annual awards of long-term incentive compensation in the July-August period after the end of our fiscal year. This allowed the Committee to evaluate the results of the just-completed fiscal year when approving equity grants, and at the same time when bonus award determinations are made.

Our long-term incentives historically were evaluated independently and in the context of total compensation. Based on recommendations from the Compensation Committee’s compensation consultant, the Compensation Committee approved fiscal 2012 target long-term incentive award opportunities for named executive officers ranging from 60% to 150% of base salary, with awards provided through an equal value mix of stock options, performance shares, and service-based restricted stock. Restricted stock grant levels were calculated using our closing stock price on the date of grant, performance share grant levels are calculated based on a Monte Carlo binomial pricing model, and stock option grant levels are calculated using the Black-Scholes option pricing model.

Stock options and service-based restricted shares granted in fiscal 2012 vest in three equal annual increments, beginning on the first anniversary of grant. If earned, performance shares will vest at the end of the three-year performance cycle based on Buckeye’s 3-year total shareholder return relative to industry peers as shown in the following table:

Buckeye 3-Year Total Shareholder Return Percentile vs. Peers	% of Target Shares Earned
25th Percentile	25%
50th Percentile	50%
75th Percentile or Greater	100%

For performance results between designated levels, straight-line interpolation will be used to determine the number of shares earned. No shares will be earned if Buckeye’s 3-year total shareholder return is below the peer group 25th percentile. To earn the full target number of shares, performance has to be at or above the 75th percentile. Dividends on performance shares are only paid to the extent shares are earned.

In July 2011, the Compensation Committee approved the following target grants to named executive officers as shown in the following table:

Name	Target Performance Shares (# of Shares)	Stock Options (# of Shares)	Restricted Stock (# of Shares)
Mr. Crowe	15,906	19,896	12,724
Mr. Dean	2,984	3,732	2,387
Mr. Matula	5,989	7,492	4,791
Mr. Horne	3,072	3,842	2,457
Mr. Dowdell	2,852	3,568	2,282

During fiscal 2012, the Compensation Committee also awarded restricted stock to our named executive officers under the Restricted Stock Plan in the following share amounts: Mr. Crowe, 1,592; Mr. Dean, 322; Mr. Matula, 950 (all of which were forfeited when Mr. Matula left the Company); Mr. Horne, 614; and Mr. Dowdell, 427. These grants represent Employee Retirement Income Security Act (“ERISA”) cap awards that provide additional benefits to officers that cannot be credited under Buckeye’s defined contribution retirement plan due to IRS limits on qualified retirement plans. These grants are subject to forfeiture in certain conditions, but generally vest upon a participant’s voluntary termination from Buckeye on or after age 62, or sooner, in the event of death, disability, voluntary termination on or after age 55 with the approval of the Chief Executive Officer, or a change in control of Buckeye.

Health and Welfare Benefits

We offer a group insurance program consisting of life, disability and medical and dental insurance benefit plans that cover all full-time management and administrative employees (as well as certain full-time plant employees). Aside from the annual recalibration of benefit costs and the associated premium changes that affect all participants, no significant changes were made to our health and welfare benefits for executive officers during 2012.

Retirement Plans

The purpose of our retirement plans is to provide an incentive for employees to save for their retirement income needs and to provide additional compensation to attract and retain employees. Our retirement plans encourage our employees to stay with Buckeye throughout their careers and reward sustained and significant contributions to Buckeye’s success by adding to financial security upon retirement.

Defined Contribution Plan. The Buckeye Retirement Plan is a defined contribution retirement plan covering substantially all of our U.S. employees, including executive officers. Contributions to the Retirement Plan consist of (1) Company contributions of 1% of the employee’s gross compensation plus 1/2% for each year of service, up to a maximum of 11% of the employee’s gross compensation and (2) Company matching contributions equal to $0.50 for each $1.00 of the employee’s 401(k) contributions, up to a maximum annual matching contribution of $2,000 per employee.

Retirement Replacement Plan. Under the Buckeye Retirement Replacement Plan, officers having less than 20 years of Buckeye service receive annual cash awards. The awards are intended to compensate the recipients to provide an additional benefit to officers with years of valuable experience that cannot be credited under Buckeye’s defined contribution plan. Under the Retirement Replacement Plan, certain executive officers are eligible to receive a cash payment for the fiscal year equal to the difference between (A) the contribution that would have been made to his or her account under the Retirement Plan for the fiscal year had he or she been credited with an additional number of years of service as determined by (1) the Compensation Committee, in the case of the Chief Executive Officer, or (2) by the Chief Executive Officer, in the case of any other employee, and (B) the contribution that was actually credited to his or her account under the Retirement Plan for the fiscal year. Payments made under the Retirement Replacement Plan are capped at 4% of the executive’s gross pay as defined under the Retirement Plan.

Other Benefits Executive Officers Receive

We provide limited perquisites and other benefits to our executive officers. Any perquisites that are received by named executive officers are reflected in the Summary Compensation Table on page I-36 of this Information Statement under the “All Other Compensation” column and related footnote.

Description of Agreements with Executive Officers

Although we have no formal, written severance plan that applies to our executive officers, we do have a practice of paying severance to our executive officers. Generally, we pay our executive officers one week’s pay for each year of service, with a minimum of two months’ pay and a maximum of six months’ pay, as a result of termination of their employment by the Company other than for “cause.”

We have entered into change in control agreements with our Chief Executive Officer and each of our Senior Vice Presidents. We also had a change in control agreement with Mr. Matula, our former Chief Operating Officer, who ceased to be an employee of Buckeye on August 31, 2012. The specific provisions of the change in control agreements are described below under “Potential Payments Upon Termination or Change of Control,” including the tables that appear beginning on page I-41 of this Information Statement that shows the potential payouts for each of our named executive officers under various termination scenarios. None of our named executive officers has an employment agreement.

In August 2011, the Board approved various changes to the change in control agreements to bring them more in line with best competitive practice. These changes included eliminating the “modified single trigger” or “walk away” provision within the agreements with our Chief Executive Officer and former Chief Operating Officer that previously allowed for severance benefits in the event they chose to terminate employment for any reason within a 30 day period following the one year anniversary of a change in control. Going forward, all agreements require both the occurrence of a change in control and a qualifying termination of employment (i.e., “double trigger”) in order to receive cash severance benefits. Within all agreements, the bonus definition contained in the severance formula was changed from the highest bonus over the preceding 3 years to the target bonus opportunity in the year of termination, again to reflect best competitive practice. All agreements had previously provided for a tax gross-up in the event of a violation of Section 409A of the Code, which tax gross-up was deleted. Additionally, all agreements were modified so that change in control benefits are only capped at the safe harbor limit (generally 2.99 times 5-year average W-2 income) if the net after-tax value is greater than or equal to the net after-tax value associated with uncapped payouts (i.e., a “best net” approach). However, under no circumstances will Buckeye provide gross-up payments for any excise taxes or penalties associated with change in control benefits.

These change in control agreements allow us to attract and retain qualified executives. These agreements are intended to ensure that the Company will have the continued dedication and undivided loyalty of our executive officers, and that our executive officers be able to objectively judge potential takeovers in terms of the potential benefit to stockholders without being distracted by personal concerns over job security and possible reductions to their income and benefits. When establishing our change of control agreements, the Compensation Committee intended to provide executive officers with adequate financial security so that they could focus on achieving successful business continuity. We believe that the provision of severance and benefits and change in control protection for certain of our executive officers is consistent with market practice, is a valuable executive talent retention provision, and is consistent with the objectives of our overall executive compensation program.

Events After June 30, 2012

On July 26, 2012, Buckeye announced that President and Chief Operating Officer Kristopher J. Matula announced his intent to resign from Buckeye to focus on other interests. Mr. Matula resigned from the Company’s Board and from his officer positions with Buckeye on August 7, 2012 and ceased to be a Buckeye employee on August 31, 2012. The potential payments due to Mr. Matula as of June 30, 2012 as well as the actual payments made to Mr. Matula upon his termination of service are disclosed below under the caption “Potential Payments Upon Termination or Change of Control” beginning on page 61.

On August 6-7, 2012, the Compensation Committee recommended to the Board and the Board approved an amendment to the Buckeye Technologies Inc. 2007 Omnibus Incentive Compensation Plan, which the stockholders approved at the 2012 annual meeting of stockholders.

In connection with his promotion to Executive Vice President and Chief Financial Officer, Mr. Dean’s annual base salary was increased by $25,000 from $365,000 to $390,000 as of August 1, 2012. In connection with his promotion to Executive Vice President, Specialty Fibers Division, Mr. Dowdell’s annual base salary was increased by $30,000 from $345,000 to $375,000 as of August 1, 2012. Mr. John B. Crowe’s annual base salary was increased by $22,500 from $750,000 to $772,500 effective as of October 1, 2012.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each unexpired and unexercised option to purchase shares of Common Stock (each, a “Company Option”), under any stock option or other equity or equity-based plan of the Company, including the Amended and Restated 1995 Management Stock Option Plan, the Second Amended and Restated 1995 Incentive and Nonqualified Stock

Option Plan for Management Employees, the Restricted Stock Plan, the Omnibus Plan and the Amended and Restated Formula Plan for Non-Employee Directors or any other plan, agreement or arrangement (the “Company Equity Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of shares of Common Stock subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the $37.50 Offer Price over the exercise price per Share subject to such Company Option immediately prior to such cancellation.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each holder of an unvested share of Common Stock subject to forfeiture restrictions, repurchase rights or other restrictions under any Company Equity Plan (each, a “Restricted Share”) will have the right to tender his or her Restricted Shares into the Offer. Each Restricted Share that is tendered in the Offer will vest in full and all restrictions (including forfeiture restrictions or repurchase rights) will lapse upon the Purchaser’s acceptance of Shares for payment in the Offer. Immediately prior to the effective time of the Merger, each Restricted Share that is not tendered in the Offer will vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Share will lapse and such Restricted Share will be converted into the right to receive the $37.50 Offer Price, without interest, subject to any withholding of taxes required by applicable law.

The Merger Agreement provides that, from the effective time of the Merger until the second anniversary of the effective time of the Merger, subject to the terms of any applicable collective bargaining agreement or employment agreement, Parent shall, or shall cause its subsidiaries to, provide to each person who is employed by the Company or any subsidiary of the Company immediately prior to the effective time of the Merger who continues in the employment of Parent, the Surviving Corporation or any of their respective subsidiaries on or after the effective time of the Merger (each, a “Continuing Employee”) compensation and benefits (including severance benefits) that are substantially equivalent in the aggregate to the compensation and benefits provided to similarly situated employees of Parent and its subsidiaries (other than the Company and its subsidiaries). Parent shall, or shall cause its subsidiaries to, provide to each Continuing Employee, to the extent not previously provided to such Continuing Employee by the Company or its subsidiaries (except to the extent that such bonus had not been properly accrued in the Company’s financial statements for periods prior to April 23, 2013 (subject to adjustments in the ordinary course consistent with past practice)), (i) the amount of the bonus earned and accrued for the period ending June 30, 2013, in accordance with the Company’s “All Employee Bonus” and “ARC” programs, in effect for such Continuing Employee immediately prior to the effective time of the Merger, such bonus shall be payable at the time it would otherwise be payable pursuant to such bonus plan, and (ii) in the event the effective time of the Merger occurs after June 30, 2013, the amount of the quarterly bonus earned and accrued for the applicable three-month period in which the effective time of the Merger occurs, in accordance with the Company’s quarterly bonus program to be established in the ordinary course of business consistent with the Company’s current annual bonus program pursuant to its “All Employee Bonus” and “ARC” programs, except that the bonus amounts and performance targets shall be determined on a quarterly basis rather than an annual basis, in each case, unless such Continuing Employee’s employment is terminated prior to such time by the Surviving Corporation, subsidiary of the Company or affiliate thereof, as applicable, without misconduct of the Continuing Employee or other similar cause, as determined by Parent or any of its subsidiaries in good faith in its reasonable discretion, in which case such bonus will be payable at the time of such termination and shall be prorated to the date of such termination. In addition, Parent shall, or shall cause its subsidiaries to, provide to each Continuing Employee base salary (or rate of pay) that is not less than such Continuing Employee’s base salary (or rate of pay) immediately prior to the effective time of the Merger for nine (9) months following the effective time of the Merger in the event such Continuing Employee’s duties, responsibilities and authorities are the same as such Continuing Employee possessed immediately prior to the effective time of the Merger.

The Company will implement a previously announced amendment to the Retirement Plan, effective July 1, 2013, to increase the employer match to 50% of employee contributions up to a maximum of 6% of such employee’s pay with a cap of $5,000 per year.

The Merger Agreement prohibits any future grants of equity awards by the Company. However, under the Merger Agreement, the Company is permitted to grant cash bonuses on the date of the closing of the Merger (the “Closing Date”) to employees who would have otherwise received Restricted Shares and Company Options in 2013 prior to the Closing Date as part of their year-end bonuses pursuant to Company policy in the ordinary course of business consistent with past practice, in an amount for each person equal to (i) half of the value of the Restricted Shares and Company Options that would have been so granted to such person, in the case of those employees party to change in control agreements (including the named executive officers), and (ii) the value of the Restricted Shares and Company Options that would have been so granted to such person, in the case of employees not party to change in control agreements. Additionally, the Company shall be permitted to grant cash awards to employees (including the named executive officers) who otherwise would have received Restricted Shares in 2013 prior to the effective time of the Merger as part of an ERISA cap Award (which provides additional benefits to officers that cannot be credited under our Retirement Plan due to IRS limits on qualified retirement plans) in an amount of cash equivalent to the value of such ERISA cap Award.

Tax and Accounting Considerations

Although the accounting and tax treatment of executive compensation generally has not been a factor in the Compensation Committee’s decisions regarding the amounts of compensation paid to our executive officers, it has been a factor in the compensation mix as well as the design of compensation programs. As further described below, for example, we have attempted to structure our compensation to maximize the tax benefits to the Company (e.g., deductibility for tax purposes).

Section 162(m) of the Code generally imposes a $1 million limit on the deductibility of certain compensation paid to certain executive officers of public companies. Compensation in excess of $1 million may still be deductible notwithstanding Section 162(m) if such compensation is payable solely on account of the attainment of one or more objective performance goals and meets other requirements imposed by Section 162(m). The Compensation Committee attempts to maximize deductibility of compensation under Section 162(m) to the extent practicable while maintaining a competitive, performance-based compensation program. However, the Compensation Committee reserves the right to award compensation which it deems to be in our best interest and in the best interest of our stockholders, but which may not be fully tax deductible under Section 162(m). At the 2012 annual meeting of stockholders, our stockholders approved our Amended and Restated Buckeye Technologies Inc. 2007 Omnibus Incentive Compensation Plan under Section 162(m) to allow for full tax deductibility of performance-based compensation awarded to covered executive officers in the future under such plan.

We provide our named executive officers with change in control agreements. Code Section 4999 imposes a 20% non-deductible excise tax on the recipient of an “excess parachute payment,” and Code Section 280G disallows the tax deduction to the payor of any amount of excess parachute payment that is contingent upon a change in control. A payment as a result of a change in control must exceed 2.99 times the executive’s base amount in order to be considered an excess parachute payment, and then the excise tax is imposed on the parachute payments that exceed the executive’s base amount. In adopting the change in control agreements with named executive officers, discussed above and described in greater detail in the “Potential Payments Upon Termination or Change in Control” section below, the Compensation Committee provides for a potential decrease in the amount that would be payable to each named executive officer if the resulting net after-tax value is greater than or equal to the net after-tax value of uncapped payouts. However, no gross-up payments will be provided for any excise taxes or penalties associated with any potential excess parachute payments.

Compensation-Related Risk Assessment

SEC regulations require that we assess our compensation policies and practices and determine whether those policies and practices are reasonably likely to result in a material adverse effect upon Buckeye. Based upon a review by the Compensation Committee and management of our compensation policies and practices, we have determined that our current compensation policies and practices are not reasonably likely to result in a material adverse effect on Buckeye. In reaching this conclusion, we considered the multiple performance metrics in the annual incentive plan, combination of short-term and longer-term incentives, use of multi-year vesting periods for equity grants and stock ownership guidelines for executive officers.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is comprised of Mr. Red Cavaney (Chairman), Mr. George W. Bryan, Mr. Lewis E. Holland and Ms. Virginia B. Wetherell, each of whom is an “independent” director under the rules of the NYSE. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis appearing in this Information Statement. Based on the review and discussions noted above, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in the Company’s proxy statement for the 2012 Annual Meeting.

THE COMPENSATION COMMITTEE (as of June 30, 2012)

Red Cavaney, Chairman

George W. Bryan

Lewis E. Holland

Virginia B. Wetherell

SUMMARY COMPENSATION TABLE

This table discloses compensation for Buckeye’s named executive officers for fiscal years 2010, 2011 and 2012.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus (“Retirement Replacement Plan”) ($) (1)		Stock Awards ($) (2)		Option Awards ($) (2)		Non-Equity Incentive Plan Compensation (“All Employee Bonus”) ($)		Non-Equity Incentive Plan Compensation (“At-Risk Compensation Bonus”) ($)		All Other Compen- sation ($) (3)		Total ($)
John B. Crowe, Chairman and Chief Executive Officer	2012 2011 2010	$ $ $	743,750 716,667 641,250	$ $ $	21,111 23,399 24,828	$ $ $	759,133 707,995 32,647	$ $	365,535 337,501 —	$ $ $	30,866 105,552 58,455	$ $ $	442,308 1,028,417 840,983	$ $ $	58,724 51,255 20,375	$ $ $	2,421,427 2,970,786 1,618,538

Steven G. Dean, Senior Vice President and Chief Financial Officer (4)	2012 2011 2010	$ $ $	358,750 340,000 295,250	$ $ $	14,228 14,735 12,690	$ $ $	143,117 139,993 4,593	$ $	68,565 68,002 —	$ $ $	14,888 49,948 26,197	$ $ $	126,388 291,040 219,645	$ $ $	24,981 23,156 17,925	$ $ $	750,917 926,874 576,300

Kristopher J. Matula, President and Chief Operating Officer (5)	2012 2011 2010	$ $ $	477,500 471,000 439,758	$ $ $	5,437 7,705 9,563	$ $ $	296,398 294,032 20,679	$ $	137,645 136,498 —	$ $ $	19,816 69,452 39,403	$ $ $	226,096 535,998 453,544	$ $ $	43,020 38,558 24,050	$ $ $	1,205,912 1,553,243 986,997

Paul N. Horne, Senior Vice President, Product and Market Development	2012 2011 2010	$ $ $	364,500 362,250 341,250		— — —	$ $ $	155,838 153,687 15,839	$ $	70,586 69,999 —	$ $ $	15,127 53,416 30,310	$ $ $	129,142 303,566 217,735	$ $ $	38,977 36,774 28,950	$ $ $	774,170 979,692 634,084

Douglas L. Dowdell, Senior Vice President, Specialty Fibers (4)	2012 2011 2010	$ $ $	340,000 322,083 282,750		— — —	$ $ $	140,396 121,939 9,370	$ $	65,552 58,000 —	$ $ $	14,110 47,341 25,114	$ $ $	151,980 268,134 201,231	$ $ $	35,036 34,299 28,400	$ $ $	747,074 851,796 546,865

(1)	Amounts in the Bonus column represent amounts earned in fiscal years 2012, 2011 and 2010 under the Retirement Replacement Plan.
(2)	The amounts shown in this column reflect the full grant date fair value of restricted stock awards, performance shares and options granted in 2012, 2011 and 2010 determined in accordance with FASB ASC Topic 718 in the year of grant. For additional information regarding the assumptions used to calculate fair value, please refer to the “Stockholders’ Equity” note to our audited financial statement in our Annual Report on Form 10-K for the indicated fiscal year. The value of the performance shares in the table has been calculated based on the probable outcome of the performance condition applicable to such performance shares. If instead the maximum number of shares were earned at the end of the performance period, then the value of performance shares based on the value of the stock at the grant date ($28.49) would be $453,162 for Mr. Crowe; $85,014 for Mr. Dean; $170,627 for Mr. Matula; $87,521 for Mr. Horne; and $81,253 for Mr. Dowdell.
(3)	Amounts in the “All Other Compensation” column for 2012 are comprised of the following: Defined Contribution Plan (Mr. Crowe, $20,825; Mr. Dean, $18,375; Mr. Matula, $24,500; Mr. Horne, $26,950; and Mr. Dowdell, $26,950); 401(k) match ($2,000 for each of Messrs. Crowe, Dean, Matula and Horne and $1,447 for Mr. Dowdell); and dividends paid on unvested restricted stock (Mr. Crowe, $35,899; Mr. Dean, $4,606; Mr. Matula, $16,520; Mr. Horne, $10,027; and Mr. Dowdell, $6,639).
(4)	Promoted to Executive Vice President as of July 24, 2012.
(5)	Mr. Matula resigned from his positions as President and Chief Operating Officer and as a member of our Board effective August 7, 2012.

GRANTS OF PLAN-BASED AWARDS

The following Grants of Plan-Based Awards table provides additional information regarding the non-equity and equity incentive plan awards granted to the named executive officers during fiscal year 2012.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
John B. Crowe, Chairman and Chief Executive Officer (4)	7/26/11 7/26/11 7/26/11 10/27/11		$736,313	$1,227,188	3,977	15,906	15,906	12,724 1,592	(3)	19,896	$28.49	$ $ $ $	362,507 365,535 348,660 47,967

Steven G. Dean, Senior Vice President and Chief Financial Officer (5)	7/26/11 7/26/11 7/26/11 10/27/11		$226,012	$376,688	746	2,984	2,984	2,387 322	(3)	3,732	$28.49	$ $ $ $	68,006 68,565 65,409 9,702

Kristopher J. Matula, President and Chief Operating Officer (6)	7/26/11 7/26/11 7/26/11 10/27/11		$386,775	$644,625	1,497	5,989	5,989	4,791 950	(3)	7,492	$28.49	$ $ $ $	136,496 137,645 131,279 28,624

Paul N. Horne, Senior Vice President, Product and Market Development (7)	7/26/11 7/26/11 7/26/11 10/27/11		$229,635	$382,725	768	3,072	3,072	2,457 614	(3)	3,842	$28.49	$ $ $ $	70,000 70,586 67,338 18,500

Douglas L. Dowdell, Senior Vice President, Specialty Fibers (8)	7/26/11 7/26/11 7/26/11 10/27/11		$214,200	$357,000	713	2,852	2,852	2,282 427	(3)	3,568	$28.49	$ $ $ $	65,014 65,552 62,516 12,866

(1)	The amounts earned by each named executive officer under each of the “All Employee Bonus” and the “ARC Bonus” are set forth in the “Non-Equity Incentive Plan Compensation” columns, and designated as “All Employee Bonus” or “At-Risk Compensation Bonus,” in the Summary Compensation Table.
(2)	Represent performance shares awarded under the 2007 Omnibus Plan, which are discussed in the Compensation Discussion and Analysis above. Awards are capped at the target number of shares.
(3)	These grants represent ERISA cap awards that provide additional benefits to officers that cannot be credited under Buckeye’s defined contribution retirement plan due to IRS limits on qualified retirement plans. These grants vest upon a voluntary termination of employment from Buckeye on or after age 62, or sooner, in the event of death, disability, voluntary termination on or after age 55 with the approval of the Chief Executive Officer, or a change in control of Buckeye. Mr. Matula forfeited these shares when he resigned.
(4)	Mr. Crowe’s target payout under the “All Employee Bonus” and ARC Bonus were $66,937 and $669,375, respectively, with a maximum possible payout of $111,562 and $1,115,625, respectively.
(5)	Mr. Dean’s target payout under the “All Employee Bonus” and ARC Bonus were $32,288 and $193,725, respectively, with a maximum possible payout of $53,813 and $322,875, respectively.
(6)	Mr. Matula’s target payout under the “All Employee Bonus” and ARC Bonus were $42,975and $343,800 respectively, with a maximum possible payout of $71,625 and $573,000, respectively.
(7)	Mr. Horne’s target payout under the “All Employee Bonus” and ARC Bonus were $32,805 and $196,830, respectively, with a maximum possible payout of $51,975and $311,850, respectively.
(8)	Mr. Dowdell’s target payout under the “All Employee Bonus” and ARC Bonus were $30,600 and $183,600, respectively, with a maximum possible payout of $51,000and $306,000, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR- END

This table discloses outstanding stock option awards and restricted stock awards for the named executive officers as of June 30, 2012.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John B. Crowe, Chief Executive Officer	24,200 18,800 72,156 74,427 16,850	33,699 19,896	(3) (4)	$ $ $ $ $ $	10.77 7.595 9.03 4.04 10.39 28.49	4/20/14 4/20/14 4/29/18 4/28/19 7/20/20 7/26/21	81,474 21,655 12,724	(2) (3) (4)	$ $ $	2,321,194 616,951 362,507	56,085	(5)	$1,597,862

Steven G. Dean, Senior Vice President and Chief Financial Officer	8,000 8,000 9,778 12,790 3,395	6,790 3,732	(3) (4)	$ $ $ $ $ $	10.77 7.62 9.03 4.04 10.39 28.49	4/20/14 10/12/15 4/29/18 4/28/19 7/20/20 7/26/21	7,381 4,363 2,387	(2) (3) (4)	$ $ $	210,284 124,302 68,006	11,079	(5)	$315,641

Kristopher J. Matula, President and Chief Operating Officer (6)	10,034 6,815	13,629 7,492	(3) (4)	$ $ $	4.04 10.39 28.49	4/28/19 7/20/20 7/26/21	40,786 8,758 4,791	(2) (3) (4)	$ $ $	1,161,993 249,515 136,496	22,239	(5)	$633,589

Paul N. Horne, Senior Vice President, Product and Market Development	5,146	6,989 3,842	(3) (4)	$ $ $	4.04 10.39 28.49	4/28/19 7/20/20 7/26/21	26,706 4,491 2,457	(2) (3) (4)	$ $ $	760,854 127,949 70,000	11,405	(5)	$324,928

Douglas L. Dowdell, Senior Vice President, Specialty Fibers		5,791 3,568	(3) (4)	$ $	10.39 28.49	7/20/20 7/26/21	15,682 3,721 2,282	(2) (3) (4)	$ $ $	446,780 106,011 65,014	9,757	(5)	$277,977

(1)	Based on closing price of Buckeye stock on June 29, 2012 of $28.49.
(2)	Represents the number of unvested shares of restricted stock granted as ERISA cap awards through June 30, 2012, as described in the Compensation Discussion and Analysis above. These awards vest upon a voluntary termination of employment from Buckeye on or after age 62, or sooner, in the event of death, disability, voluntary termination on or after age 55 with the approval of the Chief Executive Officer, or a change in control of Buckeye. Mr. Matula forfeited these shares when he resigned.
(3)	Options and time-vested stock awards under the 2007 plan granted in fiscal year 2011 vest at the rate of 1/3 per year, commencing one year from the date of grant of July 20, 2010.
(4)	Options and time-vested stock awards under the 2007 plan granted in fiscal year 2012 vest at the rate of 1/3 per year, commencing one year from the date of grant of July 26, 2011.
(5)	Unvested performance shares granted (i) in fiscal 2012 as follows: Mr. Crowe, 15,906 shares, Mr. Dean, 2,984 shares, Mr. Matula, 5,989 shares, Mr. Horne, 3,072 shares, and Mr. Dowdell, 2,852 shares, and (ii) in fiscal 2011 as follows: Mr. Crowe, 40,179 shares, Mr. Dean, 8,095 shares, Mr. Matula, 16,250 shares, Mr. Horne, 8,333 shares, and Mr. Dowdell, 6,905 shares. The vesting of the performance shares is tied to three-year performance cycles.
(6)	Upon Mr. Matula’s separation from service, all unvested options will vest immediately and will remain exercisable for two years from the separation date. Time-vested stock awards under the 2007 Plan will vest immediately. 72.35% of the 2011 performance shares granted will remain outstanding and will vest based on the Company’s performance over the three-year cycle. 27.65% of this grant will be forfeited. 39.05% of the 2012 performance shares granted will remain outstanding and will vest based on the Company’s performance over the three-year cycle. 60.95% of this grant will be forfeited.

OPTION EXERCISES AND STOCK VESTED

The following named executive officers exercised options and acquired stock through the vesting of restricted stock awards in fiscal year 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($)
John B. Crowe, Chairman and Chief Executive Officer	25,800	$630,589	35,637	$1,111,169
Steven G. Dean, Senior Vice President and Chief Financial Officer	8,000	$146,000	6,445	$200,095
Kristopher J. Matula, President and Chief Operating Officer	77,306	$1,769,512	14,414	$449,430
Paul N. Horne, Senior Vice President, Product and Market Development	13,296	$259,849	7,392	$230,484
Douglas L. Dowdell, Senior Vice President, Specialty Fibers	15,280	$396,082	6,124	$190,947

(1)	Stock awards vesting were granted under the 2007 Omnibus Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Generally, our change in control agreements that were in place on June 30, 2011 were structured on a “double-trigger” basis. Prior to September 2011, our Chief Executive Officer and our former Chief Operating Officer had change of control agreements with a modified “single trigger” feature. If a change of control occurred, then one year after the change in control occurs, each of them had a thirty day period during which they were permitted to resign for any reason and receive a change in control payment. In September 2011, we modified our change in control agreements to be “double trigger” agreements. This means that in order for a named executive officer to receive a change in control payment, there must be a change in control and within two years after the change in control the named executive officer’s employment must be terminated without “cause” or the executive officer must resign for “good reason.” If these events occur, then, pursuant to the change in control agreement, the executive is entitled to receive the following benefits:

•	a lump sum severance payment;

•	continued medical coverage; and

•	accelerated vesting of outstanding restricted stock and option awards (our restricted stock plan and option plans also include a provision that accelerates vesting upon a change in control).

Described below are the circumstances that would trigger our obligation to make payments subsequent to a change in control, the payments and benefits that would be paid and how the determination of those payments and benefits is made. Our Chief Operating Officer, Mr. Matula, resigned effective August 31, 2012. The disclosure below describes both the payments Mr. Matula was entitled to receive as of June 30, 2012 and the actual payments Mr. Matula did receive upon his termination after the end of the fiscal year.

Payments and Benefits

For our Chief Executive Officer and our former Chief Operating Officer, the severance payment is equal to three times the sum of executive’s highest base salary in the three years preceding termination and the target bonus for the year of termination, and medical coverage will be continued for three years following the executive’s termination. For Senior Vice Presidents, the severance payment is equal to two times the sum of the executive’s highest base salary in the three years preceding termination and the target bonus for the year of termination, and medical coverage will be continued for two years following the executive’s termination.

Change in Control

Generally the change in control agreements define “Change in Control” as:

•	an acquisition of 25% or more of our voting securities;

•	a merger or similar transaction resulting in current stockholders owning 75% or less of the common stock and voting securities of the corporation or entity resulting from such transaction;

•	a substantial asset sale or our liquidation or dissolution; or

•	a change in a majority of the members of our Board.

Termination without “Cause” or Resignation for “Good Reason”

Each change in control agreement defines “cause” as the executive officer’s:

•	willful and material failure to follow lawful instructions;

•	willful gross misconduct or negligence resulting in material injury to us; or

•	conviction of a felony or any crime involving fraud or dishonesty, including any offense that relates to Buckeye’s assets or business or the theft of our property.

Each change in control agreement defines “good reason” as, without the executive’s consent:

•	a material reduction in duties, responsibilities, reporting obligations or authority or a material change in title or position;

•

a failure to pay compensation or benefits when due, or a reduction in compensation or benefits (other than generally applicable benefit reductions), or the discontinuance of existing incentive and deferred compensation plans;

•	a relocation of the place of principal employment by more than 50 miles;

•	Buckeye fails to obtain assumption of the change in control agreement by an acquirer; or

•	the procedures outlined in the change in control agreement for terminating the executive’s employment are not followed.

Non-Competition; Non-Solicitation; Confidentiality

Pursuant to the terms of the change in control agreements, each executive officer may not, during the term of his or her employment with us or thereafter, divulge our confidential information except as required by law or to enforce any rights he or she may have against us.

Prior to September 2011, if a change in control occurs and an executive officer was terminated for cause or resigned without good reason (and after September 2011, if a change of control occurs and an executive officer is terminated or resigns), then for one year the executive may not:

•	solicit our customers or prospective customers;

•	solicit our employees;

•	establish a business that competes with us;

•	work for a business that competes with us;

•	invest in business that competes with us; or

•	interfere with our customer or supplier relationships.

The following tables reflect potential termination benefits or change in control payments to our named executive officers had a triggering event occurred on June 30, 2012. For potential termination benefits or change of control payments to our named executive officers in connection with the Offer and Merger, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Agreements between the company and its Executive Officers, Directors or Affiliates—Change in Control Agreements” in the Schedule 14D-9.

John B. Crowe, Chief Executive Officer	Scheduled Severance ($)		Bonus Severance ($)		Medical/Welfare, Tax & Outplacement Benefits ($)		Acceleration of Equity Awards ($)		Total 280G Cutback ($)	Total ($)
Before Change in Control
Termination by Buckeye without Cause	$216,346	(1)	—		—		—			$216,346
Termination by Buckeye with Cause	—		—		—		—			—
Voluntary Termination by Executive	—		—		—		—			—
Retirement	—		—		—		$2,321,194	(2)		$2,321,194
Death or Disability	—		—		—		$5,508,466	(3)		$5,508,466
After a Change in Control
Change in Control Without Termination	—		—		—		$5,508,466	(4)	—	$5,508,466
Termination by Buckeye without Cause	$2,250,000	(5)	$2,208,938	(6)	$48,774	(7)	$5,508,466	(4)	—	$10,016,178	(8)
Termination by Buckeye with Cause	—		—		—		—		—	—
Termination for Good Reason by Executive	$2,250,000	(5)	$2,208,938	(6)	$48,774	(7)	$5,508,466	(4)	—	$10,016,178	(8)
Termination without Good Reason by Executive	—		—		—		—		—	—

Steven G. Dean, Senior Vice President and Chief Financial Officer	Scheduled Severance ($)		Bonus Severance ($)		Medical/Welfare, Tax & Outplacement Benefits ($)		Acceleration of Equity Awards ($)		Total 280G Cutback ($)	Total ($)
Before Change in Control
Termination by Buckeye without Cause	$91,250	(1)	—		—		—			$91,250
Termination by Buckeye with Cause	—		—		—		—			—
Voluntary Termination by Executive	—		—		—		—			—
Retirement	—		—		—		$210,285	(2)		$210,285
Death or Disability	—		—		—		$841,132	(3)		$841,132
After a Change in Control
Change in Control Without Termination	—		—		—		$841,132	(4)	—	$841,132
Termination by Buckeye without Cause	$730,000	(5)	$452,025	(6)	$45,482	(7)	$841,132	(4)	$(136,852)	$1,931,787	(9)
Termination by Buckeye with Cause	—		—		—		—		—	—
Termination for Good Reason by Executive	$730,000	(5)	$452,025	(6)	$45,482	(7)	$841,132	(4)	$(136,852)	$1,931,787	(9)
Termination without Good Reason by Executive	—		—		—		—		—	—

Kristopher J. Matula President and Chief Operating Officer (10)	Scheduled Severance ($)		Bonus Severance ($)		Medical/Welfare, Tax & Outplacement Benefits ($)		Acceleration of Equity Awards ($)		Total 280G Cutback ($)	Total ($)
Before Change in Control
Termination by Buckeye without Cause	$167,885	(1)	—		—		—			$167,885
Termination by Buckeye with Cause	—		—		—		—			—
Voluntary Termination by Executive	—		—		—		—			—
Retirement	—		—		—		$1,161,993	(2)		$1,161,993
Death or Disability	—		—		—		$2,428,278	(3)		$2,428,278
After a Change in Control
Change in Control Without Termination	—		—		—		$2,428,278	(4)	—	$2,428,278
Termination by Buckeye without Cause	$1,455,000	(5)	$1,160,325	(6)	$68,224	(7)	$2,428,278	(4)	$(817,717)	$4,294,110	(9)
Termination by Buckeye with Cause	—		—		—		—		—	—
Termination for Good Reason by Executive	$1,455,000	(5)	$1,160,325	(6)	$68,224	(7)	$2,428,278	(4)	$(817,717)	$4,294,110	(9)
Termination without Good Reason by Executive	—		—		—		—		—	—

Paul N. Horne Senior Vice President, Product and Market Development	Scheduled Severance ($)		Bonus Severance ($)		Medical/Welfare, Tax & Outplacement Benefits ($)		Acceleration of Equity Awards ($)		Total 280G Cutback ($)	Total ($)
Before Change in Control
Termination by Buckeye without Cause	$180,000	(1)	—		—		—			$180,000
Termination by Buckeye with Cause	—		—		—		—			—
Voluntary Termination by Executive	—		—		—		—			—
Retirement	—		—		—		$760,854	(2)		$760,854
Death or Disability	—		—		—		$1,410,232	(3)		$1,410,232
After a Change in Control
Change in Control Without Termination	—		—		—		$1,410,232	(4)	—	$1,410,232
Termination by Buckeye without Cause	$729,000	(5)	$459,270	(6)	$45,482	(7)	$1,410,232	(4)	$(214,086)	$2,429,898	(9)
Termination by Buckeye with Cause	—		—		—		—		—	—
Termination for Good Reason by Executive	$729,000	(5)	$459,270	(6)	$45,482	(7)	$1,410,232	(4)	$(214,086)	$2,429,898	(9)
Termination without Good Reason by Executive	—		—		—		—		—	—

Douglas L. Dowdell Senior Vice President, Specialty Fibers	Scheduled Severance ($)		Bonus Severance ($)		Medical/Welfare, Tax & Outplacement Benefits ($)		Acceleration of Equity Awards ($)		Total 280G Cutback ($)	Total ($)
Before Change in Control
Termination by Buckeye without Cause	$159,231	(1)	—		—		—			$159,231
Termination by Buckeye with Cause	—		—		—		—			—
Voluntary Termination by Executive	—		—		—		—			—
Retirement	—		—		—		$446,780	(2)		$446,780
Death or Disability	—		—		—		$1,000,600	(3)		$1,000,600
After a Change in Control
Change in Control Without Termination	—		—		—		$1,000,600	(4)	—	$1,000,600
Termination by Buckeye without Cause	$690,000	(5)	$428,400	(6)	$45,482	(7)	$1,000,600	(4)	$(241,702)	$1,922,780	(9)
Termination by Buckeye with Cause	—		—		—		—		—	—
Termination for Good Reason by Executive	$690,000	(5)	$428,400	(6)	$45,482	(7)	$1,000,600	(4)	$(241,702)	$1,922,780	(9)
Termination without Good Reason by Executive	—		—		—		—		—	—

(1)

Represents the amounts that would be paid to each named executive officer pursuant to Buckeye’s current practice of paying severance in an amount equal to one week of base salary for each year of service with a minimum of two months’ pay and a maximum of six months’ pay.

(2)	Represents the product of the number of unvested restricted shares that would become vested in connection with the retirement of a named executive officer pursuant to our ERISA cap plan multiplied by $28.49.
(3)	Represents the sum of (1) the difference between the strike price of unvested options that would become vested in connection with a named executive officer’s death or disability and $28.49, and (2) the product of the number of unvested restricted shares that would become vested in connection with a named executive officer’s death or disability multiplied by $28.49.
(4)	Represents the sum of (1) the difference between the strike price of unvested options that would become vested in connection with a change in control and $28.49, and (2) the product of the number of unvested restricted shares that would become vested in connection with a change in control multiplied by $28.49.
(5)	Represents the named executive officer’s highest annual base salary received during the three years preceding June 30, 2012 multiplied by the applicable multiplier under the change in control agreement.
(6)	Represents the named executive officer’s target bonus for the year ended June 30, 2012 multiplied by the applicable multiplier under the change in control agreement.
(7)	The value of medical benefits is estimated based on the annual premium each named executive officer would be required to pay for continuing medical coverage under the provisions of our medical plan required by the Consolidated Omnibus Budget Reconciliation Act (COBRA) multiplied by the number of years such benefit would be provided under the applicable change in control agreement.
(8)	Mr. Crowe’s benefits and payments are subject to a modified cutback to eliminate any excise tax payable under section 4999 of the Code if the net-after tax amount that the executive would receive with respect to such payments or benefits does not exceed the net-after tax amount the executive would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be payable without the imposition of the excise tax. In respect of a termination occurring as of June 30, 2012, Mr. Crowe receives a greater benefit by paying the excise tax. Accordingly, no cut-back would be imposed.
(9)	Messrs. Dean, Matula, Horne and Dowdell’s benefits and payments are subject to a modified cutback to eliminate any excise tax payable under section 4999 of the Code if the net-after tax amount that the executive would receive with respect to such payments or benefits does not exceed the net-after tax amount the executive would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be payable without the imposition of the excise tax. In respect of a termination occurring as of June 30, 2012, Messrs. Dean, Matula, Horne and Dowdell do not receive a greater benefit by paying the excise tax, accordingly their cash severance benefit would be reduced by the amount set forth in the table above. If instead, no cut-back had applied, Messrs. Dean, Matula, Horne and Dowdell would have received total payments of: Mr. Dean, $2,068,639; Mr. Matula, $5,111,827; Mr. Horne, $2,643,984; and Mr. Dowdell, $2,164,502.
(10)	Mr. Matula resigned from the Board and from his officer positions with Buckeye on August 7, 2012 and ceased to be a Buckeye employee on August 31, 2012. In connection therewith, Mr. Matula received the following: (i) a lump sum payment of $970,000, (ii) full and immediate vesting of all time-vested restricted stock awarded to him under the Company’s 2007 Omnibus Plan, (iii) full and immediate vesting of all options granted to him under the 2007 Omnibus Plan, (iv) an extension of the exercise period on each of Mr. Matula’s vested options, including those which become vested pursuant to his separation agreement, until the earlier of (x) August 31, 2014 or (y) the original expiration date of such option, and (v) retention of the performance share awards, which were made to him in July 2010 and July 2011, and, if and to the extent the Company achieves its performance targets over the remaining performance period or upon an earlier change in control of the Company in connection with the Merger or otherwise, Mr. Matula will vest and receive a pro-rated portion of such earned performance shares equal to the number of days in the relevant performance period during which he was an employee of the Company divided by 1096 (such distribution, if any, to be made at the same time as distributions are made to other grantees of performance shares).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock that were beneficially owned as of May 1, 2013 by: (A) each person known to own more than 5% of the Company’s shares; (B) each director of the Company and each of the named executive officers, as defined in “Compensation Discussion and Analysis” above; and (C) all directors and executive officers of the Company as a group. The address for each of the Company’s directors and executive officers is Buckeye Technologies Inc. P.O. Box 80407, 1001 Tillman Street, Memphis TN 38108-0407, Attention Corporate Secretary.

Name		Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
(A)	NewSouth Capital Management, Inc. (2)	3,075,644	7.8%
	999 S. Shady Grove Rd., Suite 501 Memphis, Tennessee 38120

	BlackRock, Inc. (3)	2,947,065	7.5%
	40 East 52nd Street New York, New York 10022

	The Vanguard Group, Inc. (4)	2,692,003	6.8%
	100 Vanguard Boulevard Malvern, Pennsylvania 19355

	Dimensional Fund Advisors LP (5)	2,151,998	5.4%
	Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746

(B)	Shannon A. Brown (6)	3,290	*
	George W. Bryan (7)	42,818	*
	R. Howard Cannon (8)	287,448	*
	Red Cavaney (9)	66,988.386	*
	John B. Crowe (10)	519,786	1.3%
	Steven G. Dean (11)	122,144	*
	Douglas L. Dowdell (12)	78,587	*
	David B. Ferraro (13)	159,996	*
	Katherine Buckman Gibson (14)	31,099	*
	Lewis E. Holland (15)	45,318	*
	Paul N. Horne (16)	75,011	*
	Kristopher J. Matula (17)	14,095	*
	Virginia B. Wetherell (18)	16,868	*

(C)	All Directors and Executive Officers as a group (17 persons) (19)	1,805,049	4.6%

*	Less than 1% of the issued and outstanding shares of our common stock.
(1)	Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 39,528,015 shares issued and outstanding as of May 1, 2013. Options to purchase an aggregate of 380,663 shares are exercisable or become exercisable within 60 days of May 1, 2013. Such shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by each person to whom a portion of such options relate but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.
(2)	NewSouth Capital Management, Inc. filed a Schedule 13G/A with the SEC on February 8, 2013, reporting that it had the sole power to dispose of or direct the disposition of 3,075,644 shares, which constitutes more than 5% of our common stock.

(3)	BlackRock, Inc., filed a Schedule 13G/A with the SEC on February 8, 2013, reporting that it had the sole power to dispose of or direct the disposition of and the sole power to vote or direct the vote of 2,947,065 shares, which constitutes more than 5% of our common stock.
(4)	The Vanguard Group, Inc. filed a Schedule 13G/A with the SEC on February 11, 2013, reporting that it had the sole power to dispose of or direct the disposition of 2,636,088 shares and the shared power to dispose of or direct the disposition of 55,915 shares beneficially owned by its wholly-owned subsidiary, Vanguard Fiduciary Trust Company, which constitutes more than 5% of our common stock.
(5)	Dimensional Fund Advisors LP filed a Schedule 13G/A with the SEC on February 11, 2013, reporting that it had the sole power to dispose of or direct the disposition of 2,151,998 shares, which constitutes more than 5% of our common stock.
(6)	Includes 3,290 shares of restricted stock issued pursuant to our Amended and Restated 2007 Omnibus Incentive Compensation Plan (the “2007 Omnibus Plan”).
(7)	Includes 10,000 shares issuable upon the exercise of options granted under our stock plan for non-employee directors; and 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(8)	Includes 10,000 shares issuable upon the exercise of options granted under our stock option plan for non-employee directors; and 16,868 shares of restricted stock issued pursuant to our 2007 Omnibus Plan. 277,448 shares are pledged as security.
(9)	Includes 20,000 shares issuable upon the exercise of options granted under our stock option plan for non-employee directors; and 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(10)	Includes 25,687 shares held in our 401(k) and retirement plans; 83,110 shares of restricted stock issued pursuant to our Restricted Stock Plan; 85,912 performance shares issued under our 2007 Omnibus Plan; 114,302 shares issuable upon the exercise of options; and 30,793 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(11)	Includes 7,257 shares held in our 401(k) and retirement plans; 7,770 shares of restricted stock issued pursuant to our Restricted Stock Plan; 18,337 performance shares issued under our 2007 Omnibus Plan; 53,279 shares issuable upon the exercise of options; and 6,567 shares of restricted stock issued pursuant to the 2007 Omnibus Plan.
(12)	Includes 28,774 shares held in our 401(k) and retirement plans; 16,178 shares of restricted stock issued pursuant to our Restricted Stock Plan; 16,617 performance shares issued under our 2007 Omnibus Plan; 10,995 shares issuable upon the exercise of options; 6,023 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(13)	Includes 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan. 156,996 shares are pledged as security.
(14)	Includes 10,000 shares issuable upon the exercise of options granted under our stock plan for non-employee directors; 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(15)	Includes 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(16)	Includes 1,849 shares held in our 401(k) and retirement plans; 27,308 shares of restricted stock issued pursuant to our Restricted Stock Plan; 16,177 performance shares issued under our 2007 Omnibus Plan; and 10,489 shares issuable upon the exercise of options; and 5,721 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(17)	Consists of 14,095 performance shares issued under our 2007 Omnibus Plan.
(18)	Includes 3,589 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.
(19)	Includes an aggregate of 83,028 shares held in our 401(k) and retirement plans; 189,248 shares of restricted stock issued pursuant to our Restricted Stock Plan; 186,897 performance shares issued under our 2007 Omnibus Plan; 355,762 shares issuable upon exercise of options granted under the stock option plan for non-employee directors and our other stock option plans; and 95,322 shares of restricted stock issued pursuant to our 2007 Omnibus Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein, our executive officers, directors and greater than 5% stockholders did not have significant business relationships with us in 2013 that would require disclosure under applicable SEC regulations, and no other transactions which need to be disclosed under SEC regulations are currently planned for 2013.

On October 30, 2009, we adopted a Related Party Transaction Policy. A summary of the Related Party Transaction Policy is set forth below and the full text of the Related Party Transaction Policy is available at the Investors tab on our web site at www.bkitech.com.

•	Transactions Subject to the Policy

A Related Party Transaction is a transaction directly or indirectly involving any Related Party (as defined below) that would be required to be disclosed under Item 404(a) of SEC Regulation S-K. Item 404(a) requires disclosure of any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any Related Party had or will have a direct or indirect material interest.

•	Definition of Related Party

For purposes of the Related Party Transaction Policy, a “Related Party” means:

•	Any person who is, or at any time since the beginning of our most recently completed fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

•	Any person who is known to be the beneficial owner of more than 5% of any class of our common stock;

•	Any Immediate Family Member (as defined in the Related Party Transaction Policy) of any of the foregoing persons; and

•	Any Affiliate (as defined in the Related Party Transaction Policy) of any of the foregoing persons or Immediate Family Members.

•	Notification Procedures

A transaction with a Related Party that is identified in advance will be disclosed to the General Counsel for review. If the General Counsel determines that a transaction is a Related Party Transaction subject to the Policy, she will submit such transaction to the Audit Committee for consideration at the next Audit Committee meeting. Any ongoing or completed Related Party Transaction that is disapproved by the Audit Committee shall be subject to corrective action by the Audit Committee or our Board.

During 2012, there were no Related Party Transactions and none are currently planned for 2013.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The U.S. federal securities laws require our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of any securities of Buckeye. Based on our review of the copies of such reports furnished to Buckeye and written representations by certain reporting persons, we believe all of our officers, directors and greater than 10% beneficial owners made all filings required in a timely manner during the fiscal year ended June 30, 2012.

ANNEX II

745 Seventh Avenue New York, NY 10019 United States

April 23, 2013

Board of Directors

Buckeye Technologies Inc.

1001 Tillman Street

Memphis, TN 38112

Members of the Board of Directors:

We understand that Buckeye Technologies Inc. (the “Company”) intends to enter into a transaction with Georgia-Pacific LLC (“Parent”) pursuant to which (i) GP Cellulose Group LLC, a wholly-owned subsidiary of Parent (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at a price of $37.50 per share in cash (the “Consideration”), and (ii) following consummation of the Tender Offer or if the Tender Offer is terminated under circumstances specified in the Agreement (as defined below), Merger Sub will merge with and into the Company (the “Merger”, and together with the Tender Offer, the “Proposed Transaction”) and each outstanding share of Company Common Stock not tendered in the Tender Offer (other than shares to be cancelled pursuant to the Agreement and Dissenting Shares (as defined in the Agreement) ) will be converted into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated April 23, 2013, by and among Parent, Merger Sub and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of April 23, 2013, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2012 and December 31, 2012; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company Common Stock from April 22, 2003 to April 22, 2013 and a comparison of the trading history of the Company Common Stock from April 22, 2010 to April 22, 2013 with those of indices comprised of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (7) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business, other than one third party that we solicited on behalf of the Company and other than with respect to the Company’s nonwovens materials business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We currently perform investment banking and financial services for the Company and may receive customary fees for such services. We have also performed various investment banking and financial services for Parent and certain of its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we and our affiliates have executed various hedging, derivative and other securities transactions for Parent and its affiliates.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with, or how such stockholder should vote with respect to, the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.